UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

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Exchange Act of 1934 (Amendment No.)

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UDR, Inc.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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2018 PROXY STATEMENT HIGHLIGHTS

2017 Performance Highlights

1, 3, 5 and 10 Year Total Shareholder Return as of December 31, 2017

	1-Year	3-Year	5-Year	10-Year
UDR	**9.12%**	**37.81%**	**92.78%**	**218.90%**
NAREIT Apartment Index	3.72%	24.24%	62.72%	187.50%
NAREIT Equity Index	5.23%	17.84%	57.14%	104.90%
S&P 500	21.83%	38.29%	108.14%	126.03%



181ˢᵗ Consecutive Dividend Paid

Our January 2018 dividend represented our 181st consecutive quarterly dividend paid. We are committed to returning value to our shareholders and for 2017 increased our dividend by 5.0% and have increased our dividend 6.0% annually over the past 3 years and 7.1% annually over the past 5 years.

1-Year	3-Year Average	5-Year Average
5.0% 1-year dividend per share growth	**6.0%** Dividend per share growth	**7.1%** Dividend per share growth
5.4% 1-year AFFO per share growth	**8.2%** AFFO per share growth	**7.8%** AFFO per share growth[a]

[a] We present reconciliations of these non-GAAP financial measures to their most directly comparable GAAP measures, as well as additional information, in "Definitions" on page 75.

Our Five Strategic Objectives

- Our 2017 results consisted of improvement across all five of our strategic objectives, which are: 1) operating excellence, 2) balance sheet strength, 3) portfolio diversification, 4) capital allocation and 5) create a great place to work and live.

  Below is a summary of our results categorized by objective:

1. Operating Excellence

5.4% **Achieved** AFFO per share growth of 5.4%	**71.5%** **Achieved** operating margin of 71.5%	**96.8%** **Achieved** same-store occupancy of 96.8%; the 5th consecutive year at or above 96%	**3.7%** **Achieved** same-store revenue growth of 3.7%, Best of the 7 Peers

2. Balance Sheet Strength

$600M **Issued** $600M of 10-year unsecured debt at 3.5% and **Redeemed** $300M of 4.25% unsecured debt and **Prepaid** $275M of secured debt at a 3.59% weighted average rate	**33.2%** debt to gross assets **5.3 years** weighted average years to maturity as of 12/31/17	**5.3x** net debt to EBITDA[a] **3.65%** weighted average interest rate as of 12/31/17

*We present reconciliations of certain non-GAAP financial measures to their most directly comparable US generally accepted accounting principles (GAAP) measures in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Apartment Community Operations" in our 2017 Annual Report, including reconciliations of net income/loss reported under GAAP to NOI, FFO, FFO as Adjusted and AFFO, as well as additional information about non-GAAP measures.

[a] We present reconciliations of these non-GAAP financial measures to their most directly comparable GAAP measures, as well as additional information, in "Definitions" on page 75.

3. Portfolio Diversification

$69M **Sold** $69M of operating communities that had exhausted their value creation potential to reinvest into well-located developments	**3.9%** **Grew** Total portfolio income per occupied home by 3.9% to $2,100 per month	**$228M** **Acquired** Steele Creek and CityLine, two properties from the Developer Capital Program	**44%/56%** of NOI generated by urban vs suburban homes **50%/50%** of our homes are A quality and B quality

4. Capital Allocation

$865M	$111M	$336M
Advanced development pipeline by deploying $294M pro-rata share towards the $865M total cost. In total, current pipeline projects will add 1,824 homes	**Completed** construction on $111M pro-rata share of joint venture properties containing 536 homes	**Invested** $87M in 5 new Developer Capital Program transactions sourced in 2017 **Divested** interest in two Developer Capital Program properties for $249M

5. A Great Place to Work and Live

UDR strives to create both a great place to work and a great place to live. We measure our success on this strategic objective through a variety of associate and resident surveys. During 2017 our results improved with respect to both associates and residents.

- Great Place to Work
    - 92% of our associates would recommend UDR as a great place to work based on our 2017 Associate Net Promoter score.
    - Increased associate satisfaction scores in exit interviews by 23% in 2017 over 2016.
    - Decreased associate turnover by 8% in 2017 as compared to 2016 and by 3% over our three-year average. Our 2017 associate turnover is 4% less than industry average.
    - Exceeded our goal for associate retention by 4%. Our associate retention in 2017 exceeded our three-year average by 1.4%.
- Great Place to Live
    - Increased our resident satisfaction scores (based on resident surveys done up to eight times per year) by 15% in 2017 over 2016.
    - At the end of 2017 our average resident had lived in our community for 27.2 months compared to 26.9 months at year-end 2016.
    - Resident turnover through 2017 decreased by 1.1% compared to 2016.
    - We increased our online reputation scores by 30% over the three-year period ending December 31, 2017, which is one of the largest increases in our apartment peer group since we began measuring in December 2014.

Executive Compensation Highlights

Say-on-pay approved every year since it was first introduced in 2011; over the last five years, stockholder support for the vote on executive compensation has averaged 91.1%.

Focus on Variable Pay Linked to both Short-Term and Long-Term Performance



CEO Total Direct Compensation

Base Salary 14%

Short-Term Incentive 22%

Long-Term Incentive 64%

14%	86%
Fixed	Variable

Named Executive Officers' Total Direct Compensation

Base Salary 18%

Short-Term Incentive 29%

Long-Term Incentive 53%

18%	82%
Fixed	Variable

Focus on Performance Based Compensation

2017 SHORT-TERM INCENTIVE COMPENSATION: PERFORMANCE METRICS
✓ FFO as Adjusted per share
✓ Same-Store Revenues *Percentile ranking of public apartment REITs by market*
✓ Development/Redevelopment FFO *Calculated as NOI plus capitalized interest*
✓ Net Financial Funding Capacity
✓ Total Transactions *Acquisitions/Sales/Development/Redevelopment*

2017 LONG-TERM INCENTIVE COMPENSATION: PERFORMANCE METRICS	
30%	FFO as Adjusted per share
10%	3-Year Cumulative FFO as Adjusted
30%	3-Year Total Shareholder Return Percentile Rank vs. NAREIT Apartment Index
30%	Cumulative 3-Year Absolute Total Shareholder Return

Our focus on equity-based compensation together with our robust CEO and executive stock ownership guidelines of 110,000 shares for the CEO, 50,000 shares for any Executive Vice President and 20,000 shares for any Senior Vice President, assist in creating long-term alignment with our stockholders.

Corporate Governance Highlights

Stockholder Engagement

In 2017 we had over 695 interactions with our investors, representing ownership of more than 83% of our outstanding common stock.

Investor Relations

In 2017 we were the Gold Award winner of NAREIT's Investor Care Award.

Proxy Access

The Company's Amended and Restated Bylaws ("bylaws") include a proxy access provision, which permits a stockholder, or a group of up to 20 stockholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years, to nominate and include in the Company's proxy materials director candidates constituting up to 20% of the board, provided that the stockholder(s) and the nominee(s) satisfy the requirements specified in the bylaws.

Majority Voting

The Company's bylaws specify a majority voting standard in uncontested director elections, which incorporates a director resignation policy for any director who does not receive the requisite vote.

Director Succession Planning

We remain focused on refreshing the membership of the board. Over the last several years, we have added new independent directors to the board, most recently including the addition of Clint D. McDonnough in 2016, Mary Ann King in 2015 and Robert A. McNamara and Mark R. Patterson in 2014.

Lead Independent Director

Our board determined that it was appropriate to appoint our Chief Executive Officer and President, Thomas W. Toomey, as Chairman of the Board, and, in connection therewith, to appoint James D. Klingbeil as Lead Independent Director in accordance with our governance standards. These appointments were effective January 1, 2018.

Honored in 2017 for Board Composition

The Company was honored at the biennial *Breakfast for Corporate Champions* for having at least 25% of its board seats held by women.

Q&A WITH OUR LEAD INDEPENDENT DIRECTOR

What is the board's role?

The primary role of the board is to oversee corporate strategy, set the tone at the top, choose the CEO, monitor the CEO's and management's performance and develop a succession plan. The board also assesses and monitors risks that might impact the Company, and ensures that appropriate financial and internal controls are established. While assuring that the very positive culture of outstanding corporate governance is preserved, we are focused on regular, strong performance-related metrics, always mindful of the long-term goals and objectives of the Company and its stockholders.

What is the Lead Independent Director's role?

The Lead Independent Director is the principal liaison between the Company's Chairman, Chief Executive Officer and President and our independent directors, and presides at any meetings at which the Chairman, Chief Executive Officer and President is not present (including regular executive sessions of independent directors). The Lead Independent Director takes a leadership role in identifying issues for the board to consider and, working with the Company's Chairman, Chief Executive Officer and President, establishes the agenda for each meeting, assuring that the directors have sufficient information, resources, background, and time to adequately discuss and review the various issues included in the agenda, or otherwise brought before the board. I believe that it is important that the Lead Independent Director help maintain the appropriate balance between the board's involvement in longer-term strategy and the executive management team's role in executing on that strategy through the Company's day-to-day operations, subject to the board's oversight. The Lead Independent Director takes the primary role in providing feedback to the Chairman, Chief Executive Officer and President with respect to any issues or discussions which may occur in executive sessions that are conducted without the presence of the executive management team. A comprehensive list of the duties and responsibilities for this role is provided in the Company's Statement on Corporate Governance, as well as on page 16 of this proxy statement.

Why is it appropriate that the Company's Chief Executive Officer now also serves as its Chairman of the Board?

Over the past 4 years, we put into place a plan to refresh the membership of the board, and as part of this we have added 4 new independent board members. At the same time, we also examined our board structure and as part of those discussions, we unanimously concluded that combining the roles of Chairman and Chief Executive Officer, together with appointing a strong Lead Independent Director, provides the appropriate leadership and oversight of the Company while also facilitating the effective functioning of the executive management team.

On behalf of the entire board, I want to express our continued dedication to maintaining an open dialog with stockholders, soliciting and considering your input and comments, and a commitment to enhance our corporate governance program as appropriate. We very much value your support and sincerely appreciate and thank you for the trust and confidence you have placed in us.

Sincerely,



James D. Klingbeil
Lead Independent Director
UDR, Inc.

April 9, 2018

Dear Fellow Stockholders:

It is my pleasure to invite you to attend our Annual Meeting of Stockholders. The meeting will be held on May 24, 2018, at 10:00 a.m. local time at The Ritz Carlton, Washington, DC, 1150 22nd Street NW, Washington, DC 20037.

The business to be conducted at the meeting is set forth in the formal notice of annual meeting of stockholders and proxy statement that accompany this letter. At the meeting, we will also report on the Company's performance and respond to questions.

Your vote is important. Whether or not you plan to attend the meeting, we urge you to vote your shares electronically through the Internet, by telephone or, if you have requested and received a paper copy of the proxy statement, by completing, signing and returning the paper proxy card enclosed with the proxy statement. Voting through the Internet or by telephone will eliminate the need to return your proxy card.

Sincerely,



Thomas W. Toomey
Chairman, Chief Executive Officer and President
UDR, Inc.



NOTICE OF 2018 ANNUAL MEETING OF STOCKHOLDERS

APRIL 9, 2018

When:	Thursday, May 24, 2018, at 10:00 a.m. local time.
Where:	The Ritz Carlton, Washington, DC 1150 22nd Street NW, Washington, DC 20037
Items of Business:	Proposal 1 - To elect ten directors to serve until the next annual meeting of stockholders or until their successors are elected and qualified.
	Proposal 2 - To ratify the appointment of Ernst & Young LLP to serve as independent registered public accounting firm for the year ending December 31, 2018.
	Proposal 3 - To vote to approve, on an advisory basis, the compensation of our named executive officers disclosed in this proxy statement.
	Proposal 4 - To vote to approve an amendment to our Charter to remove a restriction on stockholders' ability to amend our bylaws.
	In addition, to transact such other business as may properly come before the meeting and any adjournment or postponement of the meeting.
Who Can Vote:	Holders of UDR common stock at the close of business on Monday, March 26, 2018. Each share of common stock is entitled to one vote for each director position and one vote for each of the other proposals.
Date of Mailing:	On or about April 9, 2018, we intend to mail to our stockholders of record a notice containing instructions on how to access our 2018 proxy statement and our annual report for the year ended December 31, 2017, and how to vote online. The notice also provides instructions on how you can request a paper copy of these documents if you desire, and how you can enroll in e-delivery. If you received your annual meeting materials via email, the email contains voting instructions and links to our annual report and proxy statement on the Internet.

By Order of the Board of Directors

[signature]

WARREN L. TROUPE
*Senior Executive Vice President
and Corporate Secretary*

How To Vote In Advance

Your vote is important. Whether or not you plan to attend the meeting, we urge you to vote your shares electronically through the Internet, by telephone or, if you have requested and received a paper copy of the proxy statement, by completing, signing and returning the paper proxy card enclosed with the proxy statement.



By Telephone: You can submit your vote by proxy over the telephone by following the instructions provided on the separate proxy card if you received a printed set of the proxy materials.



By Internet: You can go to www.proxyvote.com and vote through the Internet.



By Mail: If you have requested and received a paper copy of the proxy statement, you can mark, sign, date and return the paper proxy card enclosed with the proxy statement in the postage-paid envelope that we have provided to you. Please note that if you vote through the Internet or by telephone, you do not need to return your proxy card.

Important Notice Regarding the Availability of Proxy Materials for UDR, Inc.'s Annual Meeting of Stockholders to be held on May 24, 2018.

This Notice of Annual Meeting and Proxy Statement and UDR, Inc.'s Annual Report/Form 10-K for the year ended December 31, 2017 are available on the Internet at the following website: www.proxyvote.com.

TABLE OF CONTENTS

PROXY SUMMARY

This summary highlights selected information about the items to be voted on at the annual meeting. This summary does not contain all of the information that you should consider in deciding how to vote. You should read the entire proxy statement carefully before voting.

Meeting Agenda and Voting Recommendations

Proposal
1

Election of 10 Directors
 The Board recommends a vote FOR each of the director nominees.
- Diverse slate of directors with broad leadership experience.
- All candidates are highly successful executives with relevant skills and expertise.
- Average director tenure of 12 years with 9 of 10 directors independent of management.

→ See pages 1-8 for further information

Name	Principal Professional Experience (1)	Years of Tenure	# of Other Public Company Boards	Committee Memberships (2)				
				AC	CC	GC	NC	EC
Katherine A. Cattanach	General Partner of INVESCO Private Capital, Inc.	12	0	▮		▮		
Robert P. Freeman	Senior Managing Director and Principal of Greyfields Investors LLC	20	0	▮		C	▮	
Jon A. Grove	Chairman, President and CEO of ASR Investments Corporation	20	0		C		▮	
Mary Ann King	Co-Chairman of Moran & Company	3	0	▮				
James D. Klingbeil(3)	Chairman and CEO of Klingbeil Capital Management and The Klingbeil Company	20	0				C	C
Clint D. McDonnough	Office Managing Partner for Ernst & Young LLP's Dallas office	2	0	C			▮	
Robert A. McNamara	Group Chief Risk Officer of Lend Lease Corporation	4	1		▮			
Mark R. Patterson	President of MP Realty Advisors, LLC	4	2		▮			
Lynne B. Sagalyn	Earle W. Kazis and Benjamin Schore Professor Emerita of Real Estate at Columbia Business School	22	1		▮	▮		▮
Thomas W. Toomey(4)	Chairman, CEO and President of UDR, Inc.	17	0					▮

(1) The professional experiences listed for Dr. Cattanach and Messrs. Grove, McDonnough and McNamara are these nominees' former principal occupations.

(2) Committee assignments for the period from the 2018 annual meeting to the 2019 annual meeting will be made after the annual election of directors at the 2018 annual meeting.

(3) Lead Independent Director.

(4) Chairman, Chief Executive Officer and President.

> KEY: AC = Audit and Risk Management Committee   CC = Compensation and Management Development Committee   GC = Governance Committee
>
> NC = Nominating Committee   EC = Executive Committee   ▮ = Member   C = Chair

Information About Our Board And Committees (Page 17)

	Number of Members	Independent	Number of Meetings During 2017
Full Board of Directors	10	90.0%	7
Audit and Risk Management Committee	4	100.0%	10
Compensation and Management Development Committee	4	100.0%	5
Governance Committee	3	100.0%	4
Nominating Committee	4	100.0%	0[1]
Executive Committee	3	66.7%	0

(1) The Nominating Committee was established on November 9, 2017 and its duties were performed by the Governance Committee prior to such date.

GOVERNANCE HIGHLIGHTS (Page 9)

UDR has a history of strong corporate governance guided by three primary principles – dialogue, transparency and responsiveness. The board has adjusted our governance approach over time to align with evolving best practices, drive sustained stockholder value and best serve the interests of stockholders.

Stockholder Rights
- ☑ Annual Election of All Directors
- ☑ Majority Voting in Uncontested Director Elections
- ☑ Proxy Access for Eligible Director Candidates Nominated by Eligible Stockholders
- ☑ No Stockholder Rights Plan (Poison Pill)
- ☑ Confidential Voting
- ☑ No material restrictions on Stockholders' right to call a special meeting
- ☑ Stockholder engagement with holders of approximately 83% of outstanding shares in 2017

Independent Oversight
- ☑ Strong Lead Independent Director role with clearly articulated responsibilities   NEW
  - → See page 16 for changes made during 2017
- ☑ Audit, Compensation, Governance and Nominating Committees consist entirely of Independent Directors (Nominating Committee is new)
- ☑ All directors are independent, except the Chairman, Chief Executive Officer and President
- ☑ Independent Directors Meet Regularly in Executive Session

Good Governance
- ☑ Extensive Board dialogue with formal processes for stockholder engagement and frequent cross-committee and Board communications
- ☑ Annual Board and Committee Self-Evaluations
- ☑ Strong annual individual director evaluation process
- ☑ All Directors Attended at Least 75% of Meetings Held
- ☑ Annual Advisory Approval of Named Executive Officer Compensation
- ☑ Robust Code of Business Conduct and Ethics, and Code of Ethics for Senior Financial Officers
- ☑ Stock Ownership Guidelines for Executive Officers and Directors
- ☑ Prohibition on Hedging Transactions
- ☑ Pledging Transactions Prohibited Without Prior Approval
- ☑ Policy on Recoupment of Performance-Based Incentives

Proposal

2

Independent Registered Public Accounting Firm

 The Board recommends a vote FOR ratification of Ernst & Young LLP for 2018.

- Independent firm with few ancillary services and reasonable fees.
- Significant industry and financial reporting expertise.

⟶ See page 65 for further information

Ernst & Young LLP, independent registered public accounting firm, served as our auditors for fiscal 2017. Our Audit Committee has selected Ernst & Young LLP to audit our financial statements for fiscal 2018. Although it is not required to do so, the board is submitting the Audit Committee's selection of our independent registered public accounting firm for ratification by the stockholders at the annual meeting in order to ascertain the view of our stockholders regarding such selection. Below is summary information about Ernst & Young's fees for services during fiscal years 2017 and 2016:

Description of Services	2017	2016
Audit Fees	$ 1,428,839	$ 1,439,755
Audit-Related Fees	—	120,000
Tax Fees	157,532	233,850
All Other Fees	—	—
TOTAL	**$ 1,586,371**	**$ 1,793,605**

Proposal 3

Say-on-Pay: Advisory Vote on the Compensation of the Named Executive Officers

The Board recommends a vote FOR this proposal.

- Independent oversight by our Compensation and Management Development Committee, with the assistance of an independent consultant.
- Executive compensation comprised of a mix of base salary, short-term incentive compensation and long-term incentive compensation, and is determined based on the consideration of a number of factors described in more detail in "Executive Compensation — Compensation Discussion and Analysis."
- Executive compensation that is competitive with our peers and that is structured to be aligned with total return to stockholders and our strategy.
- Our total shareholder return compares favorably to the peer group.

→ See page 66 for further information

Executive Compensation Matters (Page 27)

We are requesting your non-binding vote to approve the compensation of our named executive officers as described on pages 27 through 62 of this proxy statement. The goals for our executive compensation program are to (i) attract, retain and motivate effective executive officers, (ii) align the interests of our executive officers with the interests of the Company and our stockholders, (iii) incentivize our executive officers based on clearly defined performance goals and measures of successful achievement, and (iv) align market competitive compensation with our short-term and long-term performance.

Our Compensation and Management Development Committee, which we refer to as the "Compensation Committee," determines the form and amount of compensation, as well as the overall structure of our executive compensation program. The Compensation Committee has the sole authority to retain and terminate any compensation consultants to be used to assist in establishing compensation for our executive officers and to approve such consultants' fees and other retention terms. The Compensation Committee has engaged FPL Advisory Group, or "FPL," as its independent compensation consultant.

The compensation of our "named executive officers," who are identified in "Executive Compensation," is comprised of a mix of base salary, short-term incentive compensation and long-term incentive compensation paid in a mix of cash and equity, and is determined based on the consideration of a number of factors described in more detail in "Executive Compensation — Compensation Discussion and Analysis." Under our executive compensation program, as an executive officer's level of responsibility increases with his or her relative ability to impact the long–term performance of the Company as a whole, a greater portion of that executive officer's compensation is based on performance-based incentive compensation, and less is based on base salary, thereby creating the potential for greater variability in the executive officer's compensation level from year to year. The mix, level and structure of the components of compensation generally reflect the executive officer's role and relative impact on business results, as well as competitive market practices.

The key components of our named executive officers' compensation are described in more detail in the following table:

Compensation Component	Objectives Associated with the Compensation Component
Base Salary	• Designed to reward individual effort associated with job-related duties and to attract and retain talented executive officers for our Company.
Short-Term Incentive Compensation	• Designed to encourage outstanding individual and Company performance by motivating the named executive officers to achieve short-term Company and individual goals by rewarding performance measured against key annual strategic objectives and, for the CEO, using the independent directors' evaluation of his performance towards achieving short-term goals.
Long-Term Incentive Compensation	• Our long-term incentive compensation is designed to foster significant ownership of our common stock by our executive officers, to align the interests of our executive officers with the creation of stockholder value and to motivate our executive officers to achieve long-term growth and success for our Company.

Our stockholders have consistently supported our executive compensation program. At our 2017 Annual Meeting of Stockholders, 84.7% of the votes cast were voted in favor of our resolution seeking advisory approval of our executive compensation. Over the last five years, stockholder support for our advisory vote on executive compensation has averaged 91.1% (with no year below 84.7%). While we have consistently had strong stockholder support for our executive compensation program, we do continue to engage in a dialogue with stockholders on executive compensation issues. We will continue to consider the outcome of future advisory votes on executive compensation when establishing the Company's compensation programs and policies and making compensation decisions regarding our named executive officers.

Proposal 4

Charter Amendment to permit stockholders to amend our bylaws



☑ The Board recommends a vote FOR this proposal.

- Eliminate Section 8.1 of our Articles of Restatement to permit the adoption of an amendment to our bylaws that would allow stockholders to amend our bylaws under certain circumstances.

→ See pages 67-68 for further information

We are requesting your vote to approve an amendment to our Articles of Restatement ("Charter") that will delete Section 8.1, which restricts our stockholders from amending our bylaws. If this proposal is approved, our board will then adopt an amendment to our bylaws that allows stockholders to amend the bylaws under certain circumstances. While we believe that our board is in the best position to evaluate and determine the Company's governance practices, the board recognizes that some of our stockholders may be interested in seeking to propose adopting bylaws to address specific governance matters. For this reason, the board has adopted an amendment to the Charter and recommends that stockholders approve such amendment that would, in conjunction with an amendment to our bylaws that would be adopted by the board if the Charter amendment is approved, permit such proposals in appropriate circumstances.

→ See pages 67-68 for further information

Our Use of Abbreviations: We use a number of abbreviations in this proxy statement. We refer to UDR, Inc. as "UDR," "the Company," "we," "us" or "our" and to our board of directors as the "board." The term "proxy materials" includes this proxy statement, as well as the enclosed proxy card. References to "fiscal 2017" and "fiscal 2018" mean our 2017 fiscal year, which began on January 1, 2017 and ended on December 31, 2017, and our 2018 fiscal year, which began on January 1, 2018 and will end on December 31, 2018, respectively. We refer to the Audit and Risk Management Committee as the "Audit Committee." We refer to the U.S. Securities and Exchange Commission as the "SEC" and we refer to the New York Stock Exchange as the "NYSE." Our 2018 Annual Meeting of Stockholders to be held on May 24, 2018 is simply referred to as the "meeting" or the "annual meeting."

PROPOSAL NO. 1 ELECTION OF DIRECTORS

The ten individuals listed below, each of whom is currently a member of the board, have been nominated for election to the board at the 2018 annual meeting of stockholders. If any of the nominees is unable or declines to serve as a director at the time of the meeting, the proxies will be voted for any nominee who is designated by the present board to fill the vacancy. It is not expected that any nominee will be unable or will decline to serve as a director. The directors elected will hold their respective offices until the next annual meeting of stockholders or until their successors are elected and qualified.

Each nominee brings a strong and unique background and set of skills to our board, giving the board as a whole competence and experience in a wide variety of areas of value to the Company, including corporate governance and board service, executive management, corporate finance and financial markets, real estate investment and the real estate industry and civic leadership. For each of our director nominees, set forth below are the specific experience, qualifications, attributes or skills that led the board to conclude that the person should serve as a director for the Company. There is no family relationship between any of our directors or executive officers.

Board Expertise

At UDR, we believe that diversity is an important attribute of a well-functioning board. Collectively, the members of our board embody a range of viewpoints, backgrounds and expertise:



100% Real Estate Experience

70% Current or Former CEOs

50% Current or Former Public Company Officer

100% Financial Expertise

60% Construction and Development Expertise

50% Professional Certification

30%

70%

Tenure – Average 12 years

0-5 Years	4
6-14 Years	1
15+ Years	5

Core Competencies

Strategic Oversight	100% of Directors
Stockholder Advocacy	100% of Directors
Corporate Governance	100% of Directors
Real Estate Experience	100% of Directors



KATHERINE A. CATTANACH, PH.D.

Age: 73

UDR Board Service
- Tenure: 12 years (2006)
- Audit Committee
- Governance Committee



ROBERT P. FREEMAN

Age: 73

UDR Board Service
- Tenure: 20 years (1998)
- Audit Committee
- Governance Committee Chair
- Nominating Committee

Independent

Independent

Professional Experience
- Former General Partner of INVESCO Private Capital, Inc. (formerly Sovereign Financial Services, Inc.), a company specializing in private equity investments, from 1987 to 2005.

Relevant Skills
- Currently a member of the Institute of Chartered Financial Analysts.
- Has a strong background in both business and academia, and her expertise in investments and finance is recognized nationally and internationally.
- Has executive management experience, having served as Founder and Chief Executive Officer of Sovereign Financial Services, Inc. and as Executive Vice President of Captiva Corporation.
- Has a Ph.D. in Finance and has served on the faculty of the College of Business at the University of Denver and as an Associate Professor of Finance at the University of Denver's Graduate School of Business.

Committee Expertise Highlights
- Audit Committee Member
- From 2005 to March 2006, she served as a director and member of the audit and compensation committees of Collect America, Ltd.
- Has served as a member of several corporate boards and board committees and on several partnership advisory boards.
- Governance Committee Member

Other
- Secretary and a member of the Board of Trustees of Great Outdoors Colorado. She is active in, and serves as a member of, numerous charitable organizations.
- Extensive civic leadership, including the Colorado Commission on Higher Education, the Governing Board for the Colorado State University System, the Foundation for Metropolitan State College, the Board of Trustees for the Colorado Chapter of the Nature Conservancy and the Board of Trustees for the Yellowstone Association.

Professional Experience
- Senior Managing Director and Principal of Greyfields Investors LLC, a real estate private equity company, since 2007.
- President of Landfall Capital LLC, a private real estate merchant bank, since 2001.
- Managing Director of Wells Hill Partners, Ltd., a real estate investment banking firm, from 1999-2001.
- Managing Director of Lazard Frères & Co. LLC, a private investment bank and President of Lazard Frères Real Estate Investors, L.L.C., a real estate investment company, from 1992 to 1999.

Relevant Skills
- Has been active in real estate related investment, management and development since the 1970s.
- Currently he is a principal of a real estate private equity company that invests in, restructures and redevelops inefficient real estate and provides turnaround services and capital markets advice, and he founded a privately held real estate merchant bank that sources, structures and invests in real estate assets and securities.

Committee Expertise Highlights
- Audit Committee Member
- Governance Committee Chair
- Nominating Committee Member

Other
- Active in and serves as a director of numerous private companies and charitable organizations.



JON A. GROVE

Age: 73

UDR Board Service
- Tenure: 20 years (1998)
- Compensation Committee Chair
- Nominating Committee

Independent

Professional Experience
- Former Chairman, President and Chief Executive Officer of ASR Investments Corporation from its organization in 1987 until our acquisition of ASR in 1998.
- Former Chairman and director of American Southwest Holdings, LLC and SecurNet Mortgage Securities LLC.

Relevant Skills
- From 1987 to 1998, served as the Chairman, President and Chief Executive Officer of a publicly traded real estate investment trust that owned and operated apartment communities.

Committee Expertise Highlights
- Compensation Committee Chair
- Nominating Committee Member



MARY ANN KING

Age: 65

UDR Board Service
- Tenure: 3 years (2015)
- Audit Committee

Independent

Professional Experience
- Co-Chair of Moran & Company, a real estate brokerage firm focusing exclusively on multifamily assets and mixed use assets with significant multifamily components.
- Partner in Charge of Moran & Company's Irvine, California office.

Relevant Skills
- Ms. King has been in the apartment industry since 1983.
- Has served three terms as a ULI trustee.
- Is currently a member of the National Multifamily Housing Council's Executive Committee.
- Previously served on the National Multifamily Housing Council's Leadership Team from 2000 to 2008 and chaired that organization from 2006-2008.

Committee Expertise Highlights
- Audit Committee Member

Other
- Over the Rainbow Association – Member of the OTR Board of Directors, Member of the OTR Executive Committee, Development Committee and Compensation Committee, Member and Vice Chairman of OTR's LIFE Fund and President and Director of The Donald P. Gustafson Foundation.
- Member of the Advisory Board of Sack Properties.
- Full Member of ULI and Member of MFC-Blue Product Council; former Trustee from 2012-2015 and former Product Council Counselor for all four Multifamily Product Councils.



JAMES D. KLINGBEIL

Age: 82

UDR Board Service
- Tenure: 20 years (1998)
- Lead Independent Director
- Executive Committee Chair
- Governance Committee Chair

Independent

Professional Experience
- Lead Independent Director since January 2018.
- Chairman of the Board of Directors from March 2010 to December 2017 and Vice Chairman of the Board from October 2000 until March 2010.
- Chairman of Klingbeil Capital Management and The Klingbeil Company.
- Chairman and Chief Executive Officer of American Apartment Communities II from 1995 until its merger with the Company in December of 1998.
- He currently serves as a director of numerous private companies and on the Board of Trustees of The Ohio State University. He is also the past Chairman and a lifetime member of the Board of Trustees of the Urban Land Institute and a member of the ULI Foundation Board.

Relevant Skills
- Mr. Klingbeil has been active in nearly every aspect of real estate investment, development and management for over 50 years, with a special focus on building, acquiring, managing and/or selling multifamily communities.
- Chairman and Chief Executive Officer of American Apartment Communities II, which had a value of $800 million when we acquired it in December 1998, and he has demonstrated exceptional leadership abilities as a member of our board since that acquisition.

Committee Expertise Highlights
- Executive Committee Chair
- Governance Committee Chair



CLINT D. MCDONNOUGH

Age: 62

UDR Board Service
- Tenure: 2 years (2016)
- Audit Committee Chair
- Governance Committee

Independent

Professional Experience
- Managing Partner of McDonnough Consulting LLC, a consulting firm, since May 2016.
- Served 38 years for Ernst & Young LLP before retiring in June, 2015.
- In his role as Office Managing Partner for Dallas, Texas, he was responsible for day-to-day practice operations.
- Prior to serving as the Office Managing Partner, Mr. McDonnough was the firm's Managing Partner of Assurance & Advisory Business Services for the Southwest Area practice. He also served as Ernst & Young's National Director of Real Estate Advisory Services.

Relevant Skills
- Served as Ernst & Young's National Director of Real Estate Advisory Services, creating a unified national real estate consulting practice.

Committee Expertise Highlights
- Audit Committee Chair
- Has an extensive background in accounting, auditing and advisory services, having worked for 38 years with Ernst & Young LLP, including as the firm's Office Managing Partner for Dallas, Texas, as Managing Partner of Assurance & Advisory Business Services for the Southwest Practice Area and as Director of Real Estate Advisory Services.
- Mr. McDonnough serves on the board of directors and is chair of the audit committee of Forterra (Nasdaq), a manufacturer of water and drainage pipe and products, and serves on the board of directors and is a member of the audit committee of Orix USA, a diversified financial services company.
- Governance Committee Member

Other
- Active in, and serves on the boards of, several charitable, civic and educational organizations.



ROBERT A. MCNAMARA
Age: 64

UDR Board Service
- Tenure: 4 years (2014)
- Compensation Committee

Independent

Professional Experience
- Former Group Chief Risk Officer of the Lend Lease Corporation (ASX), an international property and infrastructure firm from 2014 to 2017.
- Former Chief Executive Officer Americas of Lend Lease Corporation (ASX) from 2010 to 2014.
- Former Chairman and Chief Executive Officer of Penhall/LVI International, an environmental remediation, concrete services and infrastructure repair firm, from 2006 to 2010.
- Mr. McNamara held various positions at Fluor Corporation, a global engineering and construction company, from 1996 to 2006, including Senior Executive and Group President.
- Mr. McNamara began his career at Marshall Contractors, Inc., a general contractor, where he held various positions from 1978 to 1996, including President and Chief Operating Officer.

Relevant Skills
- Was responsible for ensuring Lend Lease achieves world's best practice in risk management and operational excellence. He also oversaw Lend Lease's Building, Engineering and Services business in Australia.
- Mr. McNamara is an accomplished senior executive with significant expertise in construction, development and real estate investment.
- He brings to the board over 35 years of experience managing global businesses in the development, design and delivery of projects in the government, institutional, infrastructure and industrial sectors in senior management positions.

Committee Expertise Highlights
- Compensation Committee Member

Other
- Member of the Board of Directors of Jacobs Engineering Group, Inc. (NYSE).
- Former Board member of several privately-held firms.
- Mr. McNamara has also served on the board of the US China Business Council and as Chairman for the Construction Industry Institute's Technology Implementation Task Force.



MARK R. PATTERSON
Age: 57

UDR Board Service
- Tenure: 4 years (2014)
- Compensation Committee

Independent

Professional Experience
- Currently a real estate consultant and financial advisor and is President of MP Realty Advisors, LLC.
- From September 2010 until March 2016, Mr. Patterson was Chairman, and until January 2015, Chairman and Chief Executive Officer, of Boomerang Systems, Inc., a manufacturer of fully automated, robotic parking systems.
- Until January 2009, Mr. Patterson was a Managing Director and the Head of Real Estate Global Principal Investments at Merrill Lynch, where he oversaw the real estate principal investing activities of Merrill Lynch. Mr. Patterson joined Merrill Lynch in April 2005 as the Global Head of Real Estate Investment Banking and in 2006 he also became the Co-Head of Global Commercial Real Estate, which encompassed real estate investment banking, principal investing and mortgage debt.
- Prior to joining Merrill Lynch, Mr. Patterson spent 16 years at Citigroup, where he was the Global Head of Real Estate Investment Banking since 1996.
- Previously, Mr. Patterson was with Chemical Realty Trust in New York from 1987 to 1989, as an Associate in the Real Estate Investment Banking group and in the Real Estate Group at Arthur Andersen in Houston, Texas from 1982 to 1985.

Relevant Skills
- Mr. Patterson has a strong background in real estate finance. During his tenure as Managing Director and Head of Real Estate Global Principal Investments at Merrill Lynch, Mr. Patterson oversaw investment banking, private equity and real estate debt.

Committee Expertise Highlights
- Compensation Committee Member
- Mr. Patterson serves on the board of directors and is a member of the governance committee, the compensation committee and the investment committee of Americold Realty Trust (NYSE), a REIT focused on temperature-controlled warehouses, and serves on the board of directors and is a member of the audit committee and compensation committee of Digital Realty Trust (NYSE), a REIT focused on data centers.

Other
- Mr. Patterson is an Advisory Director for Investcorp International, a global private equity manager.



LYNNE B. SAGALYN, Ph.D.
Age: 70

UDR Board Service
- Tenure: 22 years (1996)
- Compensation Committee
- Executive Committee
- Governance Committee

Independent

Professional Experience
- Vice Chair of the Board from 2010 to 2018.
- The Earle W. Kazis and Benjamin Schore Professor Emerita of Real Estate at Columbia Business School, where she taught and directed the MBA Real Estate Program for over 20 years.
- She was a Professor of Real Estate Development and Planning at the University of Pennsylvania, with appointments in both the School of Design (City Planning) and the Wharton School (Real Estate), as well as at the Massachusetts Institute of Technology, where she was an Associate Professor of Planning and Real Estate Development.

Relevant Skills
- Dr. Sagalyn has a strong background in business and academia.
- She is a specialist in real estate finance and urban development and is widely known as an expert in real estate equity securities and public development finance. Her research and writings on real estate investment, securitization, urban development and public policy have been published in both academic and professional journals.
- Dr. Sagalyn is the author of: Power at Ground Zero: Politics, Money and the Remaking of Lower Manhattan (Oxford University Press, 2016); Times Square Roulette: Remaking the City Icon (MIT Press, 2001), an analysis of the politics, policy and economics of one of the city's largest and longest redevelopment initiatives; Cases in Real Estate Finance and Investment Strategy (ULI, 2000); and co-author of Downtown, Inc.: How America Rebuilds Cities (MIT Press, 1989), as well as numerous articles for academic and professional publications.

Committee Expertise Highlights
- Compensation Committee Member
- Executive Committee Member
- Governance Committee Member

Other
- Dr. Sagalyn is a director and Chair of the audit committee of Blackstone Mortgage Trust, Inc. (NYSE), a public real estate investment trust that specializes in real estate lending.
- Dr. Sagalyn serves on the audit and compliance committee of New York City Planned Parenthood, on the board of the Skyscraper Museum and on the board of the New York City Trust for Cultural Resources.
- Dr. Sagalyn serves on the advisory board of Olshan Properties, a New York-based family real estate concern.
- She has also served on the New York City Board of Education Chancellor's Commission on the Capital Plan, and the Advisory Board of Goldman Family Enterprises.
- She also serves on the board of directors of the Regional Plan Association of New York, an independent not-for-profit regional planning organization, and co-chairs its New York Committee.



THOMAS W. TOOMEY
Age: 57

UDR Board Service
- Tenure: 17 years (2001)
- Chairman of the Board
- Executive Committee

Professional Experience
- Chairman, Chief Executive Officer and President of UDR, Inc., a $16 billion, S&P 500 company, having served in these capacities since joining the Company in 2001.
- Over his tenure, Mr. Toomey has been instrumental in repositioning UDR's portfolio, including the acquisition and disposition of over $16 billion in multifamily communities and development of $3 billion in multifamily communities, which has led to above average return of 13% for UDR's shareholders. As of December 2017, UDR owned or had an ownership interest in approximately 49,728 apartment homes in select markets across the U.S.

Relevant Skills
- Chief Executive Officer of UDR.
- Prior to heading UDR, Mr. Toomey held various senior positions, including Chief Operating Officer and Chief Financial Officer, with AIMCO (NYSE), a multifamily REIT peer. At AIMCO, Mr. Toomey was instrumental in transforming the company into the largest apartment owner in the U.S., growing its portfolio ten-fold over his tenure.
- Prior to AIMCO, Mr. Toomey served as a Senior Vice President with Lincoln Property Company, a multifaceted, national real estate firm, for five years.

Committee Expertise Highlights
- Executive Committee Member

Other
- As a leader in the real estate industry, Mr. Toomey is Global Chair, a Trustee, Governor and Board member of the Urban Land Institute (ULI), a member of the Board of Governors of the National Association of Real Estate Investment Trusts (NAREIT), on the Executive Committee of the National Multi Housing Council (NMHC), a member of The Real Estate Roundtable and is Chair and a Trustee of the Oregon State University Foundation.
- Mr. Toomey served on the board of directors and was a member of the audit committee of The Ryland Group, Inc. (NYSE), a home builder, from December 2013 until its merger with Standard Pacific in October 2015.

Vote Required and Board of Directors' Recommendation

The affirmative vote of a majority of the votes cast is required for the election of a director in an uncontested election. A majority of the votes cast means that the number of shares voted "for" a director's election exceeds fifty percent of the total number of votes cast with respect to that director's election. If an incumbent director does not receive a majority of the votes cast for his or her election, the director is required to tender his or her resignation for the consideration of the board. See "Corporate Governance Matters – Majority Voting Standard for Uncontested Director Elections."

 **Our board recommends that the stockholders vote "FOR" the director nominees listed above.**

CORPORATE GOVERNANCE MATTERS

Corporate Governance Overview

We believe that effective and transparent corporate governance is critical to our long-term success and our ability to create value for our stockholders. We frequently review our corporate governance policies, monitor emerging developments in corporate governance and enhance our policies and procedures when our board determines that it would benefit our Company and our stockholders to do so.

We maintain a corporate governance page on our website that includes key information about UDR's corporate governance, including our:

- Statement on Corporate Governance;
- Code of Business Conduct and Ethics;
- Code of Ethics for Senior Financial Officers;
- Related Person Transactions Policy;
- Charter of the Audit Committee;
- Charter of the Compensation Committee;
- Charter of the Governance Committee; and
- Charter of the Nominating Committee.

All of these documents can be found by accessing the "Investor Relations" page at ir.udr.com and then clicking on "Corporate Governance" and "Governance Documents." The documents noted above will also be provided without charge to any stockholder who requests them. Any changes to these documents, and any waivers granted by us with respect to our Code of Business Conduct and Ethics and our Code of Ethics for Senior Financial Officers, will be posted on our website.

We also monitor our corporate governance policies and practices to maintain compliance with the provisions of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), the rules of the SEC and the corporate governance rules of the NYSE. Our policies and practices meet, and in many cases exceed, the listing requirements of the NYSE, applicable SEC rules and the corporate governance requirements of the Sarbanes-Oxley Act and the Dodd-Frank Act, including:

- The board has adopted clear corporate governance policies;
- Nine of our ten board members are independent directors as defined by the NYSE;
- The independent directors meet regularly without the presence of management;
- All members of the Audit Committee, Compensation Committee, Governance Committee and Nominating Committee are independent directors;

- While the Chairman and Chief Executive Officer role is combined, the board has appointed a Lead Independent Director in accordance with our Statement on Corporate Governance;

- The charters of the board committees clearly establish their respective roles and responsibilities and are reviewed annually;

- The board has adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees;

- We have a Code of Ethics for Senior Financial Officers that applies to our senior financial officers; and

- We have a hotline with a 1-800 number and a third-party anonymous reporting system at www.mysafeworkplace.com available to all employees, and our Audit Committee has procedures in place for the anonymous submission of any employee complaint, including those relating to accounting, internal controls or auditing matters. Instructions for making a report are published in the Corporate Governance subsection of the Investor Relations page of the Company's website at ir.udr.com.

Majority Voting Standard for Uncontested Director Elections

The Company's bylaws specify a majority voting standard in uncontested director elections, which incorporates a director resignation policy for any director who does not receive the requisite vote. Under this majority voting standard, the affirmative vote of a majority of the votes cast is required for the election of a director in an uncontested election. A majority of the votes cast means that the number of shares voted "for" a director's election exceeds fifty percent of the total number of votes cast with respect to that director's election. If an incumbent director does not receive a majority of the votes cast for his or her election, the director is required to tender his or her resignation to the board. The board would then decide within 90 days following certification of the stockholder vote, through a process managed by the Governance Committee and excluding the nominee in question, whether to accept or reject the tendered resignation, or whether other action is recommended. The board would promptly publicly disclose its decision and rationale. If an incumbent director's resignation is accepted by the board, then the board may fill the resulting vacancy or decrease the size of the board in accordance with the bylaws. If a director's resignation is not accepted by the board, such director will continue to serve until his or her successor is duly elected and qualified, or his or her earlier death, resignation, retirement or removal. For the purposes of applying this majority voting standard, an election is considered "uncontested" if no stockholder provides notice of intention to nominate one or more candidates to compete with the boards' nominees in the manner required by the bylaws, or if any such stockholder or stockholders have withdrawn all such nominations at least ten (10) days prior to the filing our definitive proxy statement with the SEC. In any contested election, each director shall be elected by a plurality of votes cast, in which case each share may be voted for as many individuals as there are directors to be elected and for whose election the share is entitled to be voted.

Our Commitment to Stockholder Engagement

The Company has an ongoing proactive practice of meeting with and discussing corporate governance issues with significant stockholders throughout the year. During 2017, we again demonstrated our commitment to stockholder engagement, communication and transparency. During the year, representatives of the Company had nearly 695 interactions with holders of our common stock, through meetings and property tours, representing more than 83% of the shares of Common Stock outstanding.

Identification and Selection of Nominees for Directors

Our Nominating Committee works closely with our Chairman, Chief Executive Officer ("CEO") and President and Lead Independent Director (who currently serves as Chairman of the Nominating Committee) in recommending to the board criteria for open board positions, taking into account such factors as the Nominating Committee deems important, including, among others, the current composition of the board, the range of talents, experiences, expertise and skills that would complement those already represented on the board and those that would help achieve the Company's goals. In evaluating a nominee, the board, acting through our Nominating Committee, will consider, among other things, whether a potential director nominee has the time available, in light of other business and personal commitments, to perform the responsibilities required for effective service on the board. The Nominating Committee considers candidates that are suggested by members of the board, as well as management, our stockholders and any director search firm retained by the board or the Nominating Committee, using the same criteria to evaluate all candidates.

The board believes its effectiveness is enhanced by being comprised of individuals with diverse backgrounds, skills and experience that are relevant to the role of the board and the needs of our business. Accordingly, the board, through the Nominating Committee and in consultation with our CEO, will regularly review the changing needs of the business and the skills and experience of its board members, with the intention that the board will be periodically "renewed" as certain directors rotate off and new directors are recruited. The board's commitment to diversity and renewal will be tempered by the need to balance change with continuity and experience. The board believes that its commitment in this regard has been effective in establishing a board that consists of members with diverse backgrounds, skills and experience that are relevant to the role of the board and the needs of the business, and the board will continue to monitor the effectiveness of these efforts as part of its periodic self-assessment process.

Once a potential director nominee has been identified, the Nominating Committee, in consultation with the Chairman, CEO and President and Lead Independent Director, will evaluate the prospective nominee against the specific criteria that have been established, as well as the standards and qualifications contained in our Statement on Corporate Governance. If it is determined based upon a preliminary review that a candidate warrants further consideration, members of the board, as appropriate, will interview the prospective nominee. After completing this evaluation and interview process, the board makes the final determination as to whether to nominate or appoint the new director.

NOMINATION PROCESS FOR BOARD ELECTION



The graphic below describes the ongoing nominating committee process to identify highly qualified candidates for board service.	
Consider current board skill sets and needs	Ensure board is strong in core competencies of strategic oversight, stockholder advocacy, corporate governance and real estate and has diversity of expertise and perspective to meet existing and future business needs
Check conflicts of interest and references	All candidates are screened for conflicts of interest, and all directors are independent, except the Chairman and CEO
Meet with qualified candidates	To ensure appropriate personal qualities, such as independence of mind, being a team player, tenacity, and skill set to meet existing or future business needs
Nominating committee dialogue	To consider shortlisted candidates and after deliberations, recommend candidates for election to the board
Board dialogue and decision	Added four highly qualified directors in the past four years

In addition to any other applicable requirements, Section 2.11 of the bylaws sets forth the procedures and requirements relating to nominations of directors by stockholders. Any stockholder who wishes to recommend a prospective nominee for consideration at our 2019 annual meeting of stockholders must submit specified information, no sooner than October 11, 2018 and no later than November 10, 2018.

Each proposed candidate also must submit a written questionnaire, representation and agreement specifically addressing agreements, arrangements or understandings that the candidate has with certain other persons, including with respect to voting commitments and compensation, as well as a representation and agreement to comply with our applicable policies, codes and guidelines. Such information should be sent to the attention of our Corporate Secretary at 1745 Shea Center Drive, Suite 200, Highlands Ranch, Colorado 80129-1540.

Proxy Access

The Company's bylaws include a proxy access provision which permits a stockholder, or a group of up to 20 stockholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years, to nominate and include in the Company's proxy materials director candidates constituting up to 20% of the board, provided that the stockholder(s) and the nominee(s) satisfy the requirements specified in the bylaws.

Director Rotation and Retirement

Directors are elected annually to serve for a term until the next annual meeting of stockholders or until their successors are elected and qualified. The board does not impose arbitrary limits on the number of terms a director may serve. However, the Nominating Committee will consider various criteria, including a director's contribution to the board, in determining whether or not to recommend a director for re-election. Employee directors are required to resign as a director after ceasing to be an employee, unless the board asks them to continue to serve. The Chairman will refer the resignation to the Governance Committee for review. The board will decide, in light of the circumstances and the recommendation of the Governance Committee, the date at which the resignation will become effective. A vacancy created by a director's retirement may be filled by a majority of the remaining directors in accordance with our bylaws. A director so appointed to fill the vacancy will stand for re-election at the first annual meeting of stockholders following that director's appointment to the board if recommended for re-election by the Nominating Committee. In addition, the Company requires that directors tender their resignation when they change employment or other significant organizational affiliations. The board then decides, in light of the circumstances and the recommendation of the Governance Committee, whether to accept such resignation.

Director Independence

The board's policy is that a significant majority of its members should be independent directors (see our Statement on Corporate Governance, which is available on our website at ir.udr.com). Each year, the board affirmatively determines whether each director has any material relationship with the Company (directly, or as a partner, stockholder or officer of an organization that has such a relationship with the Company), as defined under the NYSE listing standards and the Company's director independence standards. The board has determined that all directors who served in 2017, and the directors who are standing for election at the annual meeting, are independent under both sets of standards, except Mr. Toomey, who is not independent because, in addition to serving as Chairman, he is the Company's Chief Executive Officer and President. Additional information about each of the directors standing for election is set forth under Proposal No. 1 in this proxy statement. In making these independence determinations, the board considered information submitted by the directors in response to directors' questionnaires and information obtained from the Company's internal records.

Succession Planning

One of the primary responsibilities of the board is to ensure that the Company has the necessary senior management talent to pursue our strategies and to be successful. The Company's Statement on Corporate Governance states that the board is responsible for appointing the CEO, and planning for his succession, as well as the succession for other executive officers of the Company. The Compensation Committee is responsible for annually reviewing the development and retention plans for the Company's key executive officers, including the CEO, reviewing and approving a succession plan for the CEO, and ensuring succession plans are in place for the Company's key executive officers reporting to the CEO. Consistent with its responsibilities, the Compensation Committee regularly reviews succession plans for the CEO and the key executive officers, and reports to the board regarding those plans. Under the direction of the Compensation Committee, the CEO and the SVP of HR have embarked on a concerted effort to develop a strategy to identify, assess and develop successors for the key executive officers. This effort involves potential candidates working with third party consultants and completing a series of leadership assessment programs with the goal of determining skill sets and executive potential as potential successors for key executive officers.

The graphic below illustrates the activities taken in connection with succession planning.

BOARD REVIEW OF SUCCESSION PLANNING AND TALENT DEVELOPMENT PRACTICES



May

Topic:
Organizational health – how the organization recruits, develops and retains people
Primary Focus:
Systematic approach to talent development

November

Topic:
CEO and senior leadership succession – "what if" scenario planning
Primary Focus:
Board dialogue in advance of unexpected succession issues

July

Topic:
CEO succession planning / Senior leadership succession
Primary Focus:
- Key leader development and retention
- Internal succession alternatives in three different time periods – immediate, 3-5 years, and long-term

The following outlines certain highlights of our succession planning:

Management Succession
• The Company maintains an executive talent pipeline for every executive officer position, including the CEO position.
• The executive talent pipeline includes "interim," "ready now," and "under development" candidates for each position. The Company has an intentional focus on those formally under development for executive roles. Management is also focused on attracting, developing and retaining strong talent across the organization.
• The executive talent pipeline is formally updated annually and is the main topic of at least two of the Compensation Committee's meetings each year. The Compensation Committee also reviews the pipeline in connection with year-end performance and compensation reviews for every executive officer position. The pipeline is discussed regularly at the executive management level as well.
• Talent development and succession planning is a coordinated effort among the CEO, the Compensation Committee, and the Company's Human Resources team, as well as each succession candidate.
• The board is provided exposure to succession candidates for executive officer positions.
• All executive succession candidates have formal development plans.
• All CEO succession candidates receive one-on-one development from a professional executive coach.
• The CEO provides formal updates to the Compensation Committee annually on CEO succession candidates' development plan progress.
• The Company maintains a forward-looking approach to succession. Positions are filled considering the business strategy and needs at the time of a vacancy and the candidate's skills, experience, expertise, leadership and fit.
• The Company has a proven track record on succession, for example with the CFO and Chief Accounting Officer transitions in 2017.

Director Responsibilities and Obligations

Our directors have specific responsibilities and obligations arising from their service on the board and the Committees of the board, as described in the table below:

Responsibilities of the Board of Directors:	In addition to each director's basic duties of care and loyalty, the board has separate and specific obligations under our Statement on Corporate Governance. Among other things, these obligations require directors to effectively monitor management's capabilities, compensation, risk oversight, leadership and performance, without undermining management's ability to successfully operate the business. In addition, the board and the board's committees have the authority to retain outside legal, accounting or other advisors, as necessary, to carry out their responsibilities.
Director Education:	All directors are expected to be knowledgeable about the Company and its industry and to understand their duties and responsibilities as directors. The Company recognizes the importance of continuing education for directors and is committed to supporting continuing director education in order to enhance board and committee performance. We conduct periodic continuing education for directors and, at a director's request, we will arrange for the director's participation in cost-effective continuing education programs offered by third parties that are relevant to the director's role as a board and committee member. All of our independent directors are expected to participate in orientation programs. In addition, orientation sessions are conducted by senior management to familiarize directors with the Company's strategic plans, significant financial, accounting and risk management issues, our compliance programs, our Code of Business Conduct and Ethics, and our principal officers, as well as our internal and external auditors.
Director Evaluations:	The board, acting through the Governance Committee, annually evaluates the effectiveness of the board collectively and of board members individually, and the performance of each standing board committee. The Governance Committee determines the appropriate means for this evaluation.
Committee Evaluations:	Each committee of the board annually evaluates the effectiveness and performance of each respective committee collectively and of the members of each respective committee individually.
Directors' Share Ownership Guidelines:	Our Statement on Corporate Governance provides that each director is expected to develop a meaningful equity stake in our Company over time and that after the fifth anniversary of election to the board, each director is required to own shares of the Company's common stock and/or LTIP Units (as described below) equivalent to not less than 5 times their respective annual cash retainer. Each of our directors is in compliance with our share ownership guidelines.

Board Attendance at Annual Meeting:	The board has adopted the following policy on director attendance at meetings: Absent extenuating circumstances, directors are expected to attend in person our annual meeting of stockholders, all regularly scheduled board and committee meetings and to participate telephonically in regularly scheduled board and committee meetings when they are unable to attend in person. All of our directors attended our 2017 annual meeting of stockholders.

Board Leadership Structure and Committees

The leadership structure of the board and information regarding the Audit, Compensation, Governance and Nominating Committees is provided in the following table:

Board Leadership Structure:	The board periodically evaluates our board leadership structure. As stated in our Statement on Corporate Governance, the board will exercise its discretion in combining or separating the offices of Chairman of the Board and Chief Executive Officer. The determination is based on the board's judgment of the best interests of the Company and its stockholders from time to time.
	We currently combine the roles of the Chairman of the Board and Chief Executive Officer. Effective January 1, 2018, the board appointed Mr. Toomey Chairman of the Board, in addition to his roles as Chief Executive Officer and President. The appointment of Mr. Toomey to the role of Chairman of the Board, Chief Executive Officer and President reflects his strong knowledge of the multifamily real estate industry and the complex operations of UDR. The board believes that while serving as Chairman, Chief Executive Officer and President, Mr. Toomey is best equipped to lead the board in the discussion of key business and strategic matters, and to focus the board on the most critical issues facing UDR. The board further believes that, in serving as the Chairman, Chief Executive Officer and President, Mr. Toomey offers the Company-specific expertise and extensive industry knowledge that is necessary as we pursue our five strategic objectives, which are operating excellence, balance sheet strength, portfolio diversification, capital allocation and creating a great place to work and live, while at the same time leading the board's efforts in oversight of the Company and its management.
	Our Statement on Corporate Governance provides that if the offices of Chairman of the Board and Chief Executive Officer are combined, or if the Chairman does not qualify as an independent director, the board will designate a Lead Independent Director, who will chair the executive sessions of the board and have such other duties as the board deems appropriate. The name of the Lead Independent Director will be disclosed in our annual proxy statement.
	Effective January 1, 2018, the board appointed Mr. Klingbeil as Lead Independent Director. Mr. Klingbeil has extensive experience leading the board, having served as Chairman of the Board since 2010, and having served as Vice Chairman of the Board from 2000 to 2010. Mr. Klingbeil has served on the board since 1998. As Lead Independent Director, Mr. Klingbeil's duties include:
	- presiding at all meetings of the board at which the Chairman is not present; - calling meetings of the independent directors; - chairing meetings of the independent directors; - serving as a liaison between the Chairman and the independent directors; - approving agendas for the meetings of the board; - approving meeting schedules to assure that there is sufficient time for discussion of all agenda items; - developing and managing (with oversight from the Governance Committee) a process for the annual evaluation of the effectiveness of directors and the board; - serving as an informal advisor to the Chairman on matters pertaining to board practices; and - performing such other duties as the board may from time to time delegate.
	The board's administration of its risk oversight function has not affected the board's leadership structure.
Independence of the Audit, Compensation, Governance and Nominating Committees:	The Audit, Compensation, Governance and Nominating Committees consist entirely of independent directors, as defined in the NYSE listing standards and the Company's director independence standards. Each member of the Audit Committee and the Compensation Committee also satisfies the additional independence requirements set forth in rules under the Securities Exchange Act of 1934 and the NYSE listing standards.

Audit Committee Financial Expert:	Each member of the Audit Committee is financially literate, and the board has determined that each member of the Audit Committee is an "audit committee financial expert" within the meaning of the SEC's regulations.
Executive Sessions of Independent Directors:	Our independent directors hold regularly scheduled executive sessions at which our independent directors meet without the presence of management. These executive sessions generally occur around regularly scheduled meetings of the board. The Lead Independent Director presides as chairman of these executive sessions. The Lead Independent Director is an independent director.
Compensation Committee Interlocks and Insider Participation:	The members of the Compensation Committee in fiscal 2017 included Jon A. Grove (Chairman), Robert A. McNamara, Mark A. Patterson and Lynne B. Sagalyn. None of the members of the Compensation Committee during fiscal 2017, or as of the date of this proxy statement, is a former or current officer or employee of the Company or has any interlocking relationships as set forth in applicable SEC rules. In addition, during 2017 and through the date of this proxy statement, none of our executive officers has served as a member of the board or compensation committee of any other entity that has one or more executive officers serving as a member of our board or Compensation Committee.

Role of Compensation Committee and Compensation Consultants

Our Compensation Committee is responsible for developing and administering compensation programs for (1) our directors, (2) our executive officers, including base salaries and short-term and long-term incentive compensation plans, and (3) long-term incentive compensation plans for all of our associates. Annually, the entire board submits an evaluation of the CEO's performance to the Chairman of the Compensation Committee and then the board meets in executive session to discuss and evaluate the performance of our CEO. After that, the members of the Compensation Committee meet in executive session, without the CEO present, to further discuss and evaluate the performance of our CEO.

Our CEO makes recommendations to, and consults with, the Compensation Committee with respect to the compensation for the executive officers who report directly to our CEO.

The Compensation Committee has the sole authority to retain and terminate any compensation consultants to be used to assist in establishing compensation for our executive officers and to approve such consultants' fees and other retention terms. The Compensation Committee engaged FPL Advisory Group as its independent compensation consultant.

FPL reports directly to the Compensation Committee, and the Compensation Committee is free to replace FPL or to hire additional consultants from time to time. FPL does not have any conflict of interest with the Company, the members of the Compensation Committee or our executive officers. For more information regarding the Compensation Committee's compensation consultants, see *"*Executive Compensation — Compensation Discussion and Analysis — Compensation Consultants*."*

Board of Directors and Committee Meetings

The board held seven meetings during fiscal 2017, including three meetings that were held by teleconference. No director attended fewer than 75% of the aggregate of (1) the total number of meetings of the board, and (2) the total number of meetings held by all committees of the board on which he or she served during fiscal 2017. The board has standing Audit, Compensation, Governance, Nominating and Executive Committees to assist it in discharging its duties. Information regarding each committee is set forth below:

Committee	Members on 12/31/2017	Key Functions	Number of Meetings in 2017

Audit	Clint D. McDonnough[1]
	Katherine A. Cattanach
	Robert P. Freeman
	Mary Ann King
		• Assists the board in its general oversight of our accounting financial reporting process, audits of our financial statements, internal controls and internal audit functions
		• Appointment, compensation and oversight of our independent auditors
		• Represents and assists the board in its oversight of:
		  • the quality or integrity of our financial statements;
		  • our compliance with legal and regulatory requirements; and
		  • the performance of our internal audit department and independent auditors
		• Discusses the adequacy and effectiveness of our internal controls over financial reporting
		• Oversees our compliance with procedures and processes pertaining to corporate ethics and standards of business conduct
		• Establishes procedures for the receipt, retention and treatment of complaints received concerning accounting, auditing, internal controls and financial reporting matters
		• Oversees risk management policies and risk assessment
		• Pre-approves all non-audit services to be provided to the Company by the independent auditors
			10

Compensation	Jon A. Grove[1] Robert A. McNamara Mark R. Patterson Lynne B. Sagalyn	• Administers and approves general compensation policies applicable to our key executive officers • Reviews and approves compensation for the board and its committees • Reviews and ensures the appropriate administration of our compensation and benefit plans, programs and policies • Determines and approves the compensation of our CEO • Sets annual objectives for, and evaluates the performance of, our CEO, with input from the board • Reviews and recommends to the board short- and long-term compensation for the principal officers of the Company who report directly to our CEO • Approves all employment and severance agreements for senior vice presidents and above • Reviews and approves the contributions and awards, if any, under the management incentive programs and other management compensation, if any, including the long-term incentive plan • Appoints and provides oversight of independent compensation consultants	5
Governance	Robert P. Freeman[1] Katherine A. Cattanach Lynne B. Sagalyn	• Exercises general oversight of board governance matters • Reviews the size, role, composition and structure of our board and its committees • Reviews and evaluates the board and its members • Reviews and updates our Corporate Governance Policies • Considers, develops and makes recommendations to the board regarding matters related to corporate governance • Ensures that each committee conducts an annual assessment	4
Nominating	James D. Klingbeil[1] Robert P. Freeman Jon A. Grove Clint D. McDonnough	• Identifies, evaluates and recommends to the board individuals qualified to serve as directors of the Company • Establishes criteria for the selection of new directors • Reviews the suitability for continued service as a director of board members • Establishes procedures for the submission or recommendations by stockholders	0[2]

Committee	Members on 12/31/2017	Key Functions	Number of Meetings in 2017
Executive	James D. Klingbeil[1] Lynne B. Sagalyn Thomas W. Toomey	• Performs the duties and exercises the powers delegated to it by the board • Meets only when board action on a significant matter is required and it is impractical or not feasible to convene a full meeting of the board	0

(1)   Committee Chair.
(2)   The Nominating Committee was established on November 9, 2017 and its duties were performed by the Governance Committee prior to such date.

The Role of the Board in Risk Oversight

The board has oversight responsibility with respect to risk management and is not responsible for day-to-day management of risk, which is the responsibility of senior management. The board's role in the Company's risk oversight process includes receiving regular reports from members of senior management on areas of material risk to the Company, including operational, financial, legal, strategic, cybersecurity and reputational risks. The Audit Committee, established in accordance with the applicable provisions of the Securities Exchange Act of 1934, assists the board in fulfilling its oversight responsibility by performing the following:

- reviewing with management the Company's major financial exposures, including risk exposure to floating rate debt and the steps management has taken to monitor and control such exposures, including the Company's risk assessment process and risk management policies and net financial funding requirements, including financial flexibility, balance sheet maturities and financial ratios;

- reviewing and discussing with management, the internal auditors and the independent auditors, the Company's policies with respect to risk assessment and risk management, including operational risks such as cybersecurity risk;

- establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters; and

- at each meeting reviews and discusses our cybersecurity risk matrix that identifies cybersecurity risks and measures our efficiency with respect to initiatives (including training initiatives) related to cybersecurity.

Board Evaluation

The Board, through the Governance Committee, annually evaluates the Board and its members as follows:

STEPS TO ACHIEVE BOARD EFFECTIVENESS – EVALUATION PROCESSES

Annual evaluation – review contributions and performance of each director in light of our business and strategies and confirm the continued independence of each non-employee director (evaluations performed by lead independent director with feedback provided to each director every year by the lead independent director)

Evaluation after change in circumstances – review continued service of a director if there is a change in principal employment or other significant change in responsibilities (performed by Board)

Results
• Board refreshment and average director tenure of twelve years
• Added four highly qualified directors in past four years
• Formed Nominating Committee comprised of Independent Directors
• Appointed Lead Independent Director
• Rotation of Committee Membership

Communicating with the Board

Our board provides a process for stockholders and all other interested parties to send communications to the board. Any stockholder and all other interested parties who wish to communicate with the board or any specific director, including the Chairman or the Lead Independent Director, may write to:

UDR, Inc.

Attn: Board of Directors

1745 Shea Center Drive,

Suite 200

Highlands Ranch, Colorado 80129-1540

Depending on the subject matter of the communication, management will:

- forward the communication to the director or directors to whom it is addressed (matters addressed to the Lead Independent Director will be forwarded unopened directly to the Lead Independent Director);

- attempt to handle the inquiry directly where the communication does not appear to require direct attention by the board, or an individual member of the board, e.g., the communication is a request for information about the Company or is a stock-related matter; or

- not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

Stockholders and all other interested parties may submit concerns regarding accounting matters via the Company's third-party anonymous reporting system at www.mysafeworkplace.com or by calling 1-800-461-9330. Instructions for making a report are published in the Corporate Governance section of the Investor Relations page of the Company's website at ir.udr.com.

COMPENSATION OF DIRECTORS

The following table provides information concerning the compensation of our directors for fiscal 2017.

Director Compensation Table

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)[1][2]	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (f)	All Other Compensation ($) (g)[3]	Total ($) (h)
Katherine A. Cattanach[4]	$ 80,000	$ 114,753	-0-	-0-	-0-	$ 5,698	$ 200,451
Robert P. Freeman[4]	80,000	127,496	-0-	-0-	-0-	6,095	213,591
Jon A. Grove[4]	80,000	127,496	-0-	-0-	-0-	6,095	213,591
Mary Ann King[4]	80,000	114,753	-0-	-0-	-0-	5,698	200,451
James D. Klingbeil[4]	120,000	195,523	-0-	-0-	-0-	9,278	324,801
Clint D. McDonnough	80,000	114,753	-0-	-0-	-0-	3,578	198,331
Robert A. McNamara	80,000	114,753	-0-	-0-	-0-	3,578	198,331
Mark R. Patterson	80,000	114,753	-0-	-0-	-0-	3,578	198,331
Lynne B. Sagalyn[4]	80,000	120,018	-0-	-0-	-0-	4,865	204,883
Thomas W. Toomey[5]	-0-	-0-	-0-	-0-	-0-	-0-	-0-

(1) The dollar amount reflected in the "Stock Awards" column reflects the aggregate grant date fair value, computed in accordance with FASB ASC Topic 718, of a grant of shares of restricted stock or Class 1 LTIP Units, which vested on the anniversary date of the grant, as discussed below under *"Director Compensation Table Discussion."* For those non-employee directors who elected to receive restricted stock, the amount of restricted stock was 3,755 shares (6,398 shares for a non-employee Chairman of the Board), which was priced at $35.95 per share, which was the closing sales price of our common stock on January 3, 2017, the date of grant. For those non-employee directors who elected to receive Class 1 LTIP Units, the amount was 3,755 units (6,398 units for a non-employee Chairman of the Board), and the Class 1 LTIP Units were priced at $35.95 per unit, which was the closing sales price of our common stock on January 3, 2017, the date of grant.

(2) The following table sets forth the restricted stock awards, Class 1 LTIP Unit awards and non-qualified stock option awards outstanding as of December 31, 2017 for each of our non-employee directors. Mr. Toomey's holdings are set forth under the heading "Executive Compensation" in this proxy statement. The restrictions relating to these awards are described in more detail below under the heading *"Director Compensation Table Discussion — 2017 Director Compensation Program."*

Director	Restricted Stock Awards Outstanding*	LTIP Unit Awards Outstanding*	Non-Qualified Stock Option Awards Outstanding
Katherine A. Cattanach	-0-	5,981	-0-
Robert P. Freeman	-0-	6,398	-0-
Jon A. Grove	-0-	6,398	-0-
Mary Ann King	-0-	5,981	-0-
James D. Klingbeil	-0-	9,739	-0-
Clint D. McDonnough	-0-	3,755	-0-
Robert A. McNamara	-0-	3,755	-0-
Mark R. Patterson	-0-	3,755	-0-
Lynne B. Sagalyn	1,808	2,782	-0-

* Restricted stock or LTIP Unit awards that were granted on January 2, 2018 pursuant to our 2018 independent director compensation program are not included in this table, but are discussed below under *"Director Compensation Table Discussion — 2018 Director Compensation Program."*

(3) The dollar amount in this column includes dividends on all outstanding stock awards.

(4) These directors elected to receive their fees in restricted stock and/or Class 1 LTIP Units, as follows: Dr. Cattanach, Messrs. Freeman and Grove and Ms. King received 2,226 Class 1 LTIP Units, Mr. Klingbeil received 3,341 Class 1 LTIP Units and Dr. Sagalyn received 834 shares of restricted stock.

(5) Mr. Toomey is our Chairman, Chief Executive Officer and President. Because he is an employee of the Company, he receives no additional compensation for service as a director of the Company. His total compensation for 2017 is set forth below under the heading *"Executive Compensation."*

Director Compensation Table Discussion

Our compensation program for independent directors is designed to attract and retain highly qualified board members who can work with senior management to establish key strategic goals in support of long-term stockholder value creation. The program consists of a combination of a cash retainer fee and a grant of equity awards. Total compensation was targeted at the median level of a diversified group of public REITs. The compensation program was set at competitive levels in recognition of the time commitments and responsibility levels associated with serving on public company boards within the current environment.

The Compensation Committee reviews our independent director compensation annually to ensure that we are competitive and to allow us to recruit and retain qualified candidates to serve as directors of the Company.

The Compensation Committee utilizes an outside consultant to assess our director compensation and both a benchmarking study prepared by the consultant and other industry data in determining director compensation.

2017 Director Compensation Program

Retainer. For 2017, there was no change to the director compensation program. Each non-employee director then serving on the board received an annual retainer fee of $80,000 ($120,000 for a non-employee Chairman of the Board). The chairpersons of each of the Audit and Compensation Committees received an annual retainer fee of $15,000. These fees were paid in January 2017.

The non-employee directors could elect to receive their 2017 compensation in cash, in stock or Class 1 LTIP Units, or in a combination of cash, stock or Class 1 LTIP Units.

LTIP Units. Our 1999 Long-Term Incentive Plan provides for awards of LTIP Units of United Dominion Realty, L.P., a Delaware limited partnership, which we refer to as the "Operating Partnership." The Company is the parent company and sole general partner of the Operating Partnership. As described below, the Company's non-employee directors may elect to receive Class 1 LTIP Units. Subject to the conditions set forth in the Ninth Amendment to the Amended and Restated Agreement of Limited Partnership and subject to the vesting conditions specified with respect to the Class 1 LTIP Units, each Class 1 LTIP Unit may be converted, at the election of the holder, into a unit of limited partnership of the Operating Partnership ("OP Units"), and a holder of OP Units has the right to require the Operating Partnership to redeem all or a portion of the OP Units held by the holder in exchange for a cash payment based on the market value of our common stock at the time of redemption. However, the Operating Partnership's obligation to pay the cash amount is subject to the prior right of the Company to acquire such OP Units in exchange for either the cash amount or shares of our common stock.

Equity Grant. Each non-employee director then serving on the board also received a grant of $135,000 in value of shares of restricted stock and/or Class 1 LTIP Units ($230,000 for the non-employee Chairman of the Board). For those non-employee directors who elected to receive restricted stock, the restricted stock was priced at $35.95 per share, which was the closing sales price of our common stock on January 3, 2017, the date of grant. The shares of restricted stock vested on December 31, 2017. The non-employee directors receiving restricted stock are entitled to receive dividends during the vesting period; however, any unvested shares at the end of the one-year vesting period will be returned to us and cancelled.

For those non-employee directors who elected to receive Class 1 LTIP Units, the Class 1 LTIP Units were priced at $35.95 per unit, the closing sales price of our common stock on January 3, 2017, the date of grant. The Class 1 LTIP Units vested on December 31, 2017. The non-employee directors who received Class 1 LTIP Units were entitled to receive distributions during the vesting period, however any unvested Class 1 LTIP Units at the end of the one-year vesting period would be returned to us and cancelled.

2018 Director Compensation Program

Retainer. For 2018 there was no change to the director compensation program, each non-employee director receives an annual retainer fee of $80,000 ($120,000 for the Lead Independent Director). The chairpersons of each of the Audit and Compensation Committees also receive an annual retainer fee of $15,000. These fees were paid in January 2018.

The non-employee directors can elect to receive their 2018 compensation in cash, in stock or Class 1 LTIP Units, or in a combination of cash, stock or Class 1 LTIP Units.

Equity Grant. Each non-employee director also receives a grant of $135,000 in value of shares of restricted stock and/or Class 1 LTIP Units ($230,000 for the Lead Independent Director). For those non-employee directors who elected to receive restricted stock, the restricted stock was priced at $38.06 per share, which was the closing sales price of our common stock on January 2, 2018, the date of grant. The shares of restricted stock vest on December 31, 2018. The non-employee directors receiving restricted stock are entitled to receive dividends during the vesting period; however, any unvested shares at the end of the one-year vesting period will be returned to us and cancelled.

For those non-employee directors who elected to receive Class 1 LTIP Units, the Class 1 LTIP Units were priced at $38.06 per unit, the closing sales price of our common stock on January 2, 2018, the date of grant. The Class 1 LTIP Units vest on December 31, 2018. The non-employee directors who received Class 1 LTIP Units were entitled to receive distributions during the vesting period, however any unvested Class 1 LTIP Units at the end of the one-year vesting period would be returned to us and cancelled.

Directors who are also employees of the Company receive no additional compensation for service as a director. All directors are reimbursed for expenses incurred in connection with attending a board meeting or committee meeting in accordance with our Director Expense Reimbursement Policy.

ACTIVE AND ENGAGED BOARD – SELECT ACTIONS OVER LAST FOUR YEARS

Our board is committed to operating with transparency. The following summary lists select strategic and governance developments overseen by the board during the last four years.

2017

- **Governance – Considered amendment to Charter to allow stockholders to amend bylaws under certain circumstances and recommended an amendment to Charter in 2018 to allow stockholders to amend bylaws under certain circumstances; appointed Lead Independent Director effective as of January 1, 2018; Formed Nominating Committee comprised of Independent Directors; Chair of the Audit Committee changed**

- **Adopted Proxy Access**

- **Strategy – Updated 2-Year Strategic Plan**

- **Cybersecurity – Review cybersecurity risk matrix at each meeting of the Audit Committee**

2016

- **Governance – Considered proxy access; appointed one new board member as part of our board refreshment program; appointed two new members of the Governance Committee and two new members of the Audit Committee**

- **Amended bylaws to provide for majority voting standard in uncontested director elections**

- **Strategy – Updated 2-Year Strategic Plan**

- **Cybersecurity – Review cybersecurity risk matrix at each meeting of the Audit Committee**

2015

- **Governance – Adopted majority voting for election of directors; appointed one new board member as part of our board refreshment program; appointed two new members of the Compensation Committee and one new member of the Audit Committee**

- **Strategy – Updated 2-Year Strategic Plan**

2014

- **Governance – Appointed two new Board members as part of our board refreshment program; appointed one new member of the Audit Committee**

- **Strategy – Adoption of 3-Year Strategic Plan**

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the shares of our common stock beneficially owned by (1) each of our directors, (2) the named executive officers, (3) all of our directors and executive officers as a group, and (4) all persons known by us to beneficially own more than 5% of our outstanding voting stock. We have determined the beneficial ownership shown on this table in accordance with the rules of the SEC. Under those rules, shares are considered beneficially owned if held by the person indicated, or if such person, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares the power to vote, to direct the voting of and/or to dispose of or to direct the disposition of such security. Except as otherwise indicated in the accompanying footnotes, beneficial ownership is shown as of March 26, 2018.

Amount and Nature of Beneficial Ownership

Name of Beneficial Owner	Shares Beneficially Owned[1]	Shares for Which Beneficial Ownership can be Acquired Within 60 Days[2]	Shares for Which Beneficial Ownership can be Acquired upon Redemption of Partnership Interests[3]	Total Beneficial Ownership Number of Shares[2][4]	Percent of Class[4][5]
Thomas W. Toomey	1,162,390[6]	1,680,672	743,862	3,586,924	1.33%
James D. Klingbeil	153,503[7]	—	2,249,665[7]	2,403,168	*
Warren L. Troupe	528,378	150,000	208,750	887,128	*
Jon A. Grove	450,058	—	18,696	468,754	*
Jerry A. Davis	244,669	—	213,191	457,860	*
Harry G. Alcock	136,123	—	205,662	341,785	*
Joseph D. Fisher	33,917	—	89,324	123,241	*
Robert P. Freeman	93,404[8]	—	18,302	111,706	*
Lynne B. Sagalyn	91,949[9]	—	11,151	103,100	*
Katherine A. Cattanach	58,665	—	14,250	72,915	*
Mark R. Patterson	8,983	—	10,973	19,956	*
Robert A. McNamara	7,651	—	10,973	18,624	*
Mary Ann King	2,549	—	17,477	20,026	*
Clint D. McDonnough	11,496	—	10,631	22,127	*
All directors and executive officers as a group (14 persons)	2,983,735	1,830,672	3,822,907	8,637,314	3.16%
The Vanguard Group [10]	48,026,796	—	—	48,026,796	17.95%
Vanguard Specialized Funds [11]	18,014,986	—	—	18,014,986	6.73%
Cohen & Steers, Inc. [12]	38,692,041	—	—	38,692,041	14.46%
BlackRock, Inc.[13]	29,344,904	—	—	29,344,904	10.97%
FMR LLC[14]	17,601,784	—	—	17,601,784	6.58%
State Street Corporation[15]	15,317,001	—	—	15,317,001	5.72%
Daiwa Asset Management Co. Ltd [16]	14,122,459	—	—	14,122,459	5.28%

* Represents beneficial ownership of less than 1%, based on 267,583,892 shares of common stock outstanding as of March 26, 2018. On March 26, 2018, there were 2,780,994 shares of our Series E preferred stock and 15,805,518 shares of our Series F preferred stock outstanding.

(1) In addition to the shares of common stock beneficially owned, Mr. Klingbeil is deemed to beneficially own indirectly 2,221,214 shares of our Series F preferred stock held by certain trusts, limited partnerships, limited liability companies and other entities, or 14.05% of our outstanding Series F preferred stock.

(2) Assumes exercise in full of all options exercisable within 60 days of March 26, 2018.

(3) Includes the number of shares of common stock into which OP Units and granted LTIP Units of the Operating Partnership, beneficially owned by the person, are redeemable if the Company elects to issue shares of common stock rather than pay cash on such redemption. The holder of the OP Units has the right to require the Operating Partnership to redeem all or a portion of the OP Units held by the holder in exchange for a cash payment based on the market value of our common stock at the time of redemption. However, the Operating Partnership's obligation to pay the cash amount is subject to the prior right of the Company to acquire such OP Units in exchange for either the cash amount or shares of our common stock. Granted LTIP Units vest over periods between one and four years and may be converted into OP Units provided that such LTIP Units have been outstanding for at least two years from the date of grant. However, Class 2 LTIP Units are granted at the maximum potential payout and will vest only to the extent that pre-established performance metrics are met for the applicable performance period, subject to continued employment.

(4) Such beneficial ownership calculations assume that all OP Units beneficially owned by the person indicated and outstanding as of March 26, 2018, are redeemed in exchange for shares of common stock (notwithstanding any holding period requirements or exchange rights). See Notes (3) and (7).

(5) Based on 267,583,892 shares of common stock outstanding at the close of business on March 26, 2018. Shares issuable pursuant to options which are exercisable within 60 days of March 26, 2018, or upon redemption of the OP Units, are deemed outstanding for computing the percentage of the person holding such options or shares, but are not deemed outstanding for computing the percentage of any other person.

(6) Includes 178,324 shares of common stock subject to a pledge by Mr. Toomey. Includes 110,000 shares of common stock indirectly held in a trust for Mr. Toomey's children.

(7) Mr. Klingbeil is deemed to indirectly beneficially own 909,236 shares of common stock into which OP Units directly owned by certain trusts, limited partnerships, limited liability companies and other entities are redeemable if the Company elects to issue shares of common stock rather than pay cash on such redemption. Includes 592,663 OP Units owned directly by Mr. Klingbeil that were pledged as security for a line of credit, as well as 57,730 OP Units that were pledged as security for a line of credit by a company wholly-owned by Mr. Klingbeil.

(8) Includes 66,940 shares of common stock pledged in a margin account.

(9) Includes 540 shares of common stock owned in a trust for Dr. Sagalyn's daughter, which shares Dr. Sagalyn may be deemed the beneficial owner of as a result of her shared power to vote and dispose of such shares. Dr. Sagalyn disclaims any beneficial ownership interest in such shares.

(10) Beneficial ownership is as of December 31, 2017, as reflected in a statement on Schedule 13G filed by The Vanguard Group ("Vanguard") with the SEC on February 9, 2018. Vanguard has its principal business office at 100 Vanguard Blvd., Malvern, Pennsylvania 19355. Vanguard has the sole power to dispose of 47,254,471 shares owned and the sole power to vote or direct the voting of 689,585 shares owned. Vanguard has shared power to dispose of 772,325 shares of common stock owned, and the shared power to vote or direct the voting of 414,102 shares owned. Vanguard Fiduciary Trust Company, a wholly owned subsidiary of Vanguard, is the beneficial owner of 292,123 shares as a result of its serving as investment manager of collective trust accounts. Vanguard Investments Australia, Ltd., a wholly owned subsidiary of Vanguard, is the beneficial owner of 877,664 shares as a result of serving as investment manager or Australian investment offerings.

(11) Beneficial ownership is as of December 31, 2017, as reflected in the statement on Schedule 13G filed by Vanguard Specialized Funds – Vanguard REIT Index Fund ("Vanguard Specialized") with the SEC on February 2, 2018. Vanguard Specialized has its principal business office at 100 Vanguard Blvd., Malvern, Pennsylvania 19355. Vanguard Specialized has the sole power to vote or direct the voting of 18,014,986 shares of common stock owned.

(12) Beneficial ownership is as of December 31, 2017, as reflected in a statement on Schedule 13G filed by Cohen & Steers, Inc. ("C&S") with the SEC on February 14, 2018. According to such Schedule 13G, C&S, a parent holding company, reported that it has sole voting power with respect to 22,054,526 shares of common stock and sole dispositive power with respect to 38,692,041 shares of common stock. Cohen & Steers Capital Management, Inc. ("CSCA"), a wholly-owned subsidiary of C&S and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, reported that it has sole voting power with respect to 21,951,632 shares and sole dispositive power with respect to 38,337,289 shares. Cohen & Steers UK Limited reported that it has sole voting power with respect to 102,894 shares and sole dispositive power with respect to 354,752 shares. The address for each of C&S and CSCA is 280 Park Avenue, 10th Floor, New York, New York 10017. The address for Cohen & Steers UK Limited is 50 Pall Mall, 7th Floor, London, United Kingdom SW1Y 5JH.

(13) Beneficial ownership is as of December 31, 2017, as reflected in a statement on Schedule 13G filed by BlackRock, Inc. ("BlackRock") with the SEC on January 19, 2018. BlackRock has its principal business office at 55 East 52nd Street, New York, New York 10055. BlackRock has the sole power to dispose of 29,344,904 shares of common stock owned and the sole power to vote or direct the voting of 26,910,206 shares owned. BlackRock is the beneficial owner as a result of being a parent company or control person of the following subsidiaries, each of which holds less than 5% of the outstanding shares of common stock: BlackRock (Luxembourg) S.A.; BlackRock (Netherlands) B.V.; BlackRock (Singapore) Limited; BlackRock Advisors (UK) Limited; BlackRock Advisors, LLC; BlackRock Asset Management Canada Limited; BlackRock Asset Management Ireland Limited; BlackRock Asset Management North Asia Limited; BlackRock Asset Management Schweiz AG; BlackRock Capital Management, Inc.; BlackRock Financial Management, Inc.; BlackRock Fund Advisors; BlackRock Fund Managers Ltd; BlackRock Institutional Trust Company, National Association; BlackRock International Limited; BlackRock Investment Management (Australia) Limited; BlackRock Investment Management (UK) Ltd; BlackRock Investment Management, LLC; BlackRock Japan Co Ltd; and BlackRock Life Limited.

(14) Beneficial ownership is as of December 31, 2017, as reflected in a statement on Schedule 13G filed by FMR LLC with the SEC on February 13, 2018. FMR LLC has its principal business office at 245 Summer Street, Boston, Massachusetts 02210. FMR LLC has sole power to dispose of 17,601,784 shares owned and the sole power to vote or direct the voting of 11,614,475 shares owned. According to the Schedule 13G, FMR LLC is the beneficial owner as a result of being a parent company or control person of the following subsidiaries, each of which holds less than 5% of the outstanding shares of common stock: FIAM LLC; Fidelity Institutional Asset Management Trust Company; Fidelity Management & Research Company; FMR Co., Inc.; and Strategic Advisers, Inc. The Schedule 13G indicates that Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the family of Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act ("Fidelity Funds") advised by Fidelity Management & Research Company, a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds' Boards of Trustees.

(15) Beneficial ownership is as of December 31, 2017, as reflected in a statement on Schedule 13G filed by State Street Corporation ("State Street") with the SEC on February 13, 2018. State Street has its principal business office at State Street Financial Center, One Lincoln Street, Boston, MA 02111, State Street has shared power to dispose of 15,317,001 shares owned and the shared power to vote or direct the voting of 15,317,001 shares owned. State Street is the beneficial owner as a result of being a parent company or control person of the following subsidiaries, each of which holds less than 5% of the outstanding shares of common stock: State Street Bank and Trust Company; SSGA Funds Management, Inc.; State Street Global Advisor Trust Company; State Street Global Advisors, Australia; State Street Global Advisors (Asia) Ltd; State Street Global Advisors (Japan) Co., Ltd; State Street Global Advisors France, S.A.S; State Street Global Advisors Ireland Limited; State Street Global Advisors Singapore Ltd.; State Street Global Advisors Limited; and State Street Global Advisors GmbH.

(16) Beneficial ownership is as of December 31, 2017, as reflected in a statement on Schedule 13G filed by Daiwa Asset Management Co. Ltd ("Daiwa") with the SEC on February 1, 2018. Daiwa has its principal business office at GranTokyo North Tower, 9-1 Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan 100-6753. Daiwa has the sole power to dispose of 45,749 shares of common stock owned, shared power to dispose of 14,076,710 shares owned and the sole power to vote or direct the voting of 14,122,459 shares owned.

EXECUTIVE OFFICERS

The following table sets forth information about our executive officers. The executive officers listed below serve in their respective capacities at the discretion of our Board of Directors.

Name	Age	Office	With the Company Since
Thomas W. Toomey	57	Chairman, Chief Executive Officer, and President	2001
Warren L. Troupe	64	Senior Executive Vice President	2008
Jerry A. Davis	55	Senior Vice President — Chief Operating Officer	2002
Harry G. Alcock	55	Senior Vice President — Chief Investment Officer	2010
Joseph D. Fisher	38	Senior Vice President — Chief Financial Officer	2017

Set forth below is certain biographical information about our executive officers. Mr. Toomey's biographical information is provided in this proxy statement under the heading "Proposal No. 1 Election of Directors."

Mr. Troupe oversees all financial, treasury, compliance and legal functions of the Company. He joined us in March 2008 as Senior Executive Vice President. In May 2008, he was appointed the Company's Corporate Compliance Officer and in October 2008 he was named the Company's Corporate Secretary. Prior to joining us, Mr. Troupe was a partner with Morrison & Forester LLP from 1997 to 2008. He currently serves as a member of the Executive Committee of the National Multifamily Housing Council (NMHC), and is a member of the Urban Land Institute.

Mr. Davis oversees property operations, human resources and technology. He originally joined us in March 1989 as Controller and subsequently moved into Operations as an Area Director. In 2001 he accepted the position of Chief Operating Officer of JH Management Co., a California-based apartment company. He returned to the Company in August 2002 and, in 2013, Mr. Davis was promoted to Senior Vice President — Chief Operating Officer. He began his career in 1984 as a Staff Accountant for Arthur Young & Co. He currently serves as a member of the Executive Committee of the NMHC, and is on the Board of Directors of the National Apartment Association.

Mr. Alcock oversees the Company's acquisitions, dispositions, development, redevelopment and asset management. He joined us in December 2010 as Senior Vice President — Asset Management and in February 2017 was promoted to Senior Vice President – Chief Investment Officer. Prior to joining the Company, Mr. Alcock was with AIMCO for over 16 years, serving most recently as Executive Vice President, Co-Head of Transactions and Asset Management. He was appointed Executive Vice President and Chief Investment Officer in 1999, a position he held through 2007. Mr. Alcock established and chaired AIMCO's Investment Committee, established the portfolio management function and at various times led the property debt and redevelopment departments. He currently serves as a member of the Executive Committee of the NMHC, and is a member of the Multifamily Gold Council for Urban Land Institute.

Mr. Fisher oversees the areas of accounting, tax, financial planning and analysis, investor relations and SEC reporting. He joined us in January 2017 as Senior Vice President — Chief Financial Officer. Mr. Fisher previously served as Co-Head of the Americas and Co-Lead Portfolio Manager at Deutsche Asset and Wealth Management since 2007. Prior to serving in those positions, he was Associate, Structured Debt Investments from April 2005 to June 2007, and Portfolio Analyst, Portfolio Management Group from May 2004 to June 2006. From June 2003 to May 2004, Mr. Fisher was an Asset Management Analyst at Principal Real Estate Investors.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

In this section, we describe the material components of our executive compensation program for our NEOs, whose compensation is set forth in the 2017 Summary Compensation Table and other compensation tables contained in this Proxy Statement:

NAMED EXECUTIVE OFFICERS (NEOs)

- **Thomas W. Toomey,** Chairman, Chief Executive Officer and President;
- **Warren L. Troupe**, Senior Executive Vice President;
- **Jerry A. Davis**, Senior Vice President – Chief Operating Officer;
- **Harry G. Alcock**, Senior Vice President – Chief Investment Officer; and
- **Joseph D. Fisher**, Senior Vice President – Chief Financial Officer.

We also provide an overview of our executive compensation philosophy and our executive compensation program. In addition, we explain how and why our Compensation Committee arrived at the specific compensation decisions involving the NEOs for fiscal year 2017.

2017 Financial Performance

UDR delivered a total shareholder return ("TSR") of 9.12% during 2017, and our 1 year TSR exceeded both the FTSE NAREIT Apartment REIT Index ("NAREIT Apartment Index") and the FTSE NAREIT Equity Index ("NAREIT Equity Index"), our 3 year TSR exceeded both the NAREIT Apartment Index and the NAREIT Equity Index, our 5 year TSR exceeded both the NAREIT Apartment Index and the NAREIT Equity Index and our 10 year TSR exceeded the NAREIT Apartment Index, the NAREIT Equity Index and the S&P 500.

1, 3, 5 and 10 Year Total Shareholder Return as of December 31, 2017

	1-Year	3-Year	5-Year	10-Year
UDR	**9.12%**	**37.81%**	**92.78%**	**218.90%**
NAREIT Apartment Index	**3.72%**	**24.24%**	**62.72%**	**187.50%**
NAREIT Equity Index	**5.23%**	**17.84%**	**57.14%**	**104.90%**
S&P 500	**21.83%**	**38.29%**	**108.14%**	**126.03%**


Absolute Shareholder Return in Dollars ($ millions)
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
$964
$359
$605
$3,221
$991
$2,230
$5,252
$1,498
$3,754
$6,715
$2,338
$4,377
1-Year
3-Year
5-Year
10-Year
Price Appreciation
Dividends Paid

181st Consecutive Dividend Paid

Our January 2018 dividend represented our 181st consecutive quarterly dividend paid. We are committed to returning value to our shareholders and for 2017 increased our dividend by 5.0% and have increased our dividend 6.0% annually over the past 3 years and 7.1% annually over the past 5 years.

1-Year		3-Year Average		5-Year Average	
5.0%	1-year dividend per share growth	6.0%	Dividend per share growth	7.1%	Dividend per share growth
5.4%	1-year AFFO per share growth	8.2%	AFFO per share growth	7.8%	AFFO per share growth[a]

[a] We present reconciliations of these non-GAAP financial measures to their most directly comparable GAAP measures, as well as additional information, in "Definitions" on page 75.

2017 Operating Performance

Our Five Strategic Objectives

- Our 2017 results consisted of improvement across all five of our strategic objectives, which are: 1) operating excellence, 2) balance sheet strength, 3) portfolio diversification, 4) capital allocation and 5) create a great place to work and live. Below is a summary of our results categorized by objective.

1. Operating Excellence



5.4%	71.5%	96.8%	3.7%
Achieved AFFO per share growth of 5.4%	**Achieved** operating margin of 71.5%	**Achieved** same-store occupancy of 96.8%; the 5th consecutive year at or above 96%	**Achieved** same-store revenue growth of 3.7%, Best of the 7 Peers

Same-Store Revenue Growth
- The best of the 7 (including UDR) multifamily peers in 2017 (NYSE: AIV, AVB, CPT, EQR, ESS, and MAA)[1].
- Same-Store Revenue Growth: 3.7%, exceeded the apartment peer average by 93 bps.
- Outperformed original 2017 guidance.



(1) AIV: Apartment Investment and Management Company; AVB: AvalonBay Communities, Inc.; CPT: Camden Property Trust; EQR: Equity Residential; ESS: Essex Property Trust, Inc.; and MAA: Mid-America Apartment Communities, Inc.
*We present reconciliations of certain non-GAAP financial measures to their most directly comparable US generally accepted accounting principles (GAAP) measures in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Apartment Community Operations" in our 2017 Annual Report, including reconciliations of net income/loss reported under GAAP to NOI, FFO, FFO as Adjusted and AFFO, as well as additional information about non-GAAP measures.

Same-store net operating income growth
- Third best of the 7 multifamily peers in 2017.
- Same-store net operating income ("NOI") growth: 3.8% (see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Apartment Community Operations" in our 2017 Annual Report for a reconciliation of net income/loss reported under US generally accepted accounting principles (GAAP) to NOI, as well as additional information about this non-GAAP measure).
- Exceeded the apartment peer average by 90 bps.



2017 FFO as Adjusted and AFFO both met the midpoint of beginning of year guidance ranges (see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Funds from Operations, Funds from Operations as Adjusted and Adjusted Funds from Operations" in our 2017 Annual Report for a reconciliation of net income/loss reported under US GAAP to FFO, FFO as Adjusted and AFFO, as well as additional information about these non-GAAP measures).



2. Balance Sheet Strength

$600M
Issued
$600M of 10-year unsecured debt at 3.5%
and
Redeemed
$300M of 4.25% unsecured debt and
Prepaid
$275M of secured debt at a 3.59%
weighted average rate

33.2%
debt to gross assets

5.3 years
weighted average
years to maturity as of
12/31/17

5.3x
net debt to EBITDA[a]

3.65%
weighted average
interest rate as of
12/31/17

*We present reconciliations of certain non-GAAP financial measures to their most directly comparable US generally accepted accounting principles (GAAP) measures in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Apartment Community Operations" in our 2017 Annual Report, including reconciliations of net income/loss reported under GAAP to NOI, FFO, FFO as Adjusted and AFFO, as well as additional information about non-GAAP measures.

[a] We present reconciliations of these non-GAAP financial measures to their most directly comparable GAAP measures, as well as additional information, in "Definitions" on page 75.

3. Portfolio Diversification

$69M
Sold
$69M of operating communities that had exhausted their value creation potential to reinvest into well-located developments

3.9%
Grew
Total portfolio income per occupied home by 3.9% to $2,100 per month

$228M
Acquired
Steele Creek and CityLine, two properties from the Developer Capital Program

44%/56%
of NOI generated by urban vs suburban homes

50%/50%
of our homes are A quality and B quality

4. Capital Allocation

$865M
Advanced
development pipeline by deploying $294M pro-rata share towards the $865M total cost. In total, current pipeline projects will add 1,824 homes

$111M
Completed
construction on $111M pro-rata share of joint venture properties containing 536 homes

$336M
Invested
$87M in 5 new Developer Capital Program transactions sourced in 2017
Divested
interest in two Developer Capital Program properties for $249M

5. *A Great Place to Work and Live*

UDR strives to create both a great place to work and a great place to live. We measure our success on this strategic objective through a variety of associate and resident surveys. During 2017 our results improved with respect to both associates and residents.

- Great Place to Work
  - 92% of our associates would recommend UDR as a great place to work based on our 2017 Associate Net Promoter score.
  - Increased associate satisfaction scores in exit interviews by 23% in 2017 over 2016.
  - Decreased associate turnover by 8% in 2017 as compared to 2016 and by 3% over our three-year average. Our 2017 associate turnover is 4% less than industry average.
  - Exceeded our goal for associate retention by 4%. Our associate retention in 2017 exceeded our three-year average by 1.4%
- Great Place to Live
  - Increased our resident satisfaction scores (based on resident surveys done up to eight times per year) by 15% in 2017 over 2016.
  - At the end of 2017 our average resident had lived in our community for 27.2 months compared to 26.9 months at year-end 2016.
  - Resident turnover through 2017 decreased by 1.1% compared to 2016.
  - We increased our online reputation scores by 30% over the three-year period ending December 31, 2017, which is one of the largest increases in our apartment peer group since we began measuring in December 2014.

Compensation Philosophy and Objectives

Our executive compensation program has four principal goals:

- attract, retain and motivate effective executive officers;
- align the interests of our executive officers with the interests of the Company and our stockholders;
- incentivize our executive officers based on clearly defined performance goals and measures of successful achievement; and
- align market competitive compensation with our short-term and long-term performance.

Our Compensation Committee determines the form and amount of compensation, as well as the overall structure of our executive compensation program. The compensation of our "named executive officers," who are identified above, is comprised of a mix of base salary, short-term incentive compensation and long-term incentive compensation and is influenced by both the named executive officer's individual performance and the Company's overall performance. The composition of our named executive officers' compensation is determined based on the consideration of a number of factors described in more detail below, including a periodic review of relevant comparative market information and alignment of strategic and tactical objectives agreed upon by the board.

Under our executive compensation program, as an executive officer's level of responsibility increases with his or her relative ability to impact the long-term performance of the Company as a whole, a greater portion of that executive officer's compensation is based on performance-based incentive compensation, and less is based on base salary, thereby creating the potential for greater variability in the executive officer's compensation level from year to year. The mix, level and structure of the components of compensation generally reflect the executive officer's role and relative impact on business results as well as competitive market practices.

Our 2017 performance, including our 2017 performance relative to our peers, along with the individual performance of our named executive officers, including their contributions toward the achievements outlined below, served as key factors in determining compensation for 2017. Consistent with our variable pay-for-performance philosophy, the compensation mix for our CEO and the other named executive officers in 2017 placed a greater emphasis on performance-based incentive compensation, as demonstrated in the graphics below showing the breakdown of our CEO's Total Direct Compensation for 2017 and our named executive officers' Total Direct Compensation for 2017. For this purpose, the term "Total Direct Compensation" refers to total compensation (including salary and short-term incentive compensation) and the annualized value of target long-term incentive compensation and "Fixed" refers to compensation that was determined at the beginning of 2017 and "Variable" refers to the compensation components that are determined based on the performance of the Company and the executive.



CEO Total Direct Compensation
Base Salary 14%
Short-Term Incentive 22%
Long-Term Incentive 64%
14%
86%
Fixed
Variable

Named Executive Officers' Total Direct Compensation
Base Salary 18%
Short-Term Incentive 29%
Long-Term Incentive 53%
18%
82%
Fixed
Variable

Our 2017 Incentive Compensation Programs

The 2017 incentive compensation programs were focused on providing short-term and long-term compensation based on rigorous performance objectives:

2017 SHORT-TERM INCENTIVE COMPENSATION: PERFORMANCE METRICS (70% based on Company performance; 30% based on individual executive performance)		2017 LONG-TERM INCENTIVE COMPENSATION: PERFORMANCE METRICS	
✓	FFO as Adjusted per share	30%	FFO as Adjusted per share
✓	Same-Store Revenues *Percentile ranking of public apartment REITs by market*	10%	3-Year Cumulative FFO as Adjusted
✓	Development/Redevelopment FFO *Calculated as NOI plus capitalized interest*	30%	3-Year Total Shareholder Return Percentile Rank vs. NAREIT Apartment Index
✓	Net Financial Funding Capacity	30%	Cumulative 3-Year Absolute Total Shareholder Return
✓	Total Transactions *Acquisitions/Sales/Development/Redevelopment*		

Our short-term incentive compensation awards for 2017 were based on pre-determined weighting between Company performance and individual performance. Company performance (as measured by the applicable metrics set forth in the table above) was weighted equal to or more heavily than individual performance based on the extent to which a particular named executive officer has responsibility for, and influence over, the overall performance of the Company.

The 2017 LTI program award opportunity for the three-year performance period which commenced in 2017 has two separate tranches with different performance periods and vesting schedules, as follows: (i) 30% of the award opportunity has an FFO as Adjusted performance period of one year and one-half vested in February 2018 and one-half will vest in February 2019; (ii) 10% of the award opportunity has a 3-year cumulative FFO as Adjusted metric and will vest on the date the Compensation Committee determines performance in January or February of 2020; (iii) 30% of the award has a metric measured by the Company's 3-year TSR percentile rank versus the NAREIT Apartment Index and will vest on the date the Compensation Committee determines performance in January or February of 2020; and (iv) 30% of the award opportunity has an absolute TSR performance period of three years and will vest on the date the Compensation Committee determines performance in January or February of 2020.

Say on Pay

Our stockholders have consistently supported our executive compensation program. At our 2017 Annual Meeting of Stockholders, 84.7% of the votes cast were voted in favor of our resolution seeking advisory approval of our executive compensation. Over the last five years, stockholder support for our advisory vote on executive compensation has averaged 91.1% (with no year below 84.7%). While we have consistently had strong stockholder support for our executive compensation program, we do continue to engage in a dialogue with stockholders on executive compensation issues. We will continue to consider the outcome of future advisory votes on executive compensation when establishing the Company's compensation programs and policies and making compensation decisions regarding our named executive officers.

Our Compensation Best Practices

Our compensation policies and programs are built upon a strong foundation of corporate governance and compensation best practices, including:

WE DO:	WE DO NOT:
✓ Provide a significant portion of our named executive officers' total compensation in the form of awards tied to our long-term strategy and our performance relative to key business and personal objectives and performance versus our peers.	X Have any employment agreements with our named executive officers.
✓ Require compliance with our Executive Stock Ownership Guidelines, which require that our executive officers own a specified number of shares of the Company's common stock.	X Permit any Company personnel, including our named executive officers, to engage in any short-term, speculative securities transactions, engage in short sales, buying or selling put or call options, trading in options (other than those granted by the Company) or engaging in hedging transactions.
✓ Have a Policy on Recoupment of Performance-Based Incentives, which applies to our executive officers, including our named executive officers, and their performance-based incentive compensation.	X Permit purchasing securities on margin or pledging securities as collateral without prior approval.
✓ Have a Compensation Committee comprised entirely of independent directors and the Compensation Committee has retained its own independent compensation advisor.	X Provide tax gross-ups for our named executive officers.
✓ Have a Compensation Committee that reviews external market considerations, as well as internal considerations and the long-term interests of our stockholders, when making compensation decisions.	X Grant only time-vested restricted stock, restricted stock units, LTIP Units, options or other equity awards to our named executive officers as part of our long-term incentive compensation program, other than in limited circumstances such as the appointment of a new executive officer or to recognize extraordinary achievements.
✓ Have the ongoing consideration and oversight by the Compensation Committee with respect to any potential risks associated with our incentive compensation programs.	X Time the grants of restricted stock, restricted stock units, LTIP Units, options or other equity awards to coordinate with the release of material non-public information, or time the release of material non-public information for the purpose of affecting the value of any named executive officer compensation.

The Compensation Committee

Our Compensation Committee is composed of independent directors and is responsible for developing and administering compensation programs for: (1) our directors, (2) executive officers, including base salaries and short-term and long-term incentive compensation plans, and (3) all long-term incentive compensation plans for our associates. The board meets each year in executive session to discuss the individual director's evaluation of the CEO. After the board meets, the members of the Compensation Committee meet each year in executive session, without the CEO present, to evaluate the performance of our CEO. When evaluating the performance of our CEO, the Compensation Committee considers, among other materials, evaluations of our CEO that are provided by the members of the board. Our CEO makes recommendations to, and consults with, the Compensation Committee with respect to the compensation for the executive officers who report directly to our CEO. The Compensation Committee, in consultation with our CEO, each year sets the compensation for these executive officers and approves salary ranges for other executive officers.

Compensation Consultants

The Compensation Committee has the sole authority to retain and terminate any compensation consultants to be used to assist in establishing compensation for our executive officers and to approve such consultants' fees and other retention terms. The Compensation Committee selected FPL to serve as the Compensation Committee's independent compensation consultant.

FPL reports directly to the Compensation Committee and the Compensation Committee is free to replace FPL or to hire additional consultants from time to time. FPL does not have any conflict of interest with the Company, the members of the Compensation Committee or our executive officers.

As part of its engagement, FPL provided the Compensation Committee and our CEO with, among other things, analyses regarding market pay, which the Compensation Committee considered as part of its analysis of the compensation of our named executive officers. In addition, FPL reviewed the competitiveness of the pay levels of our named executive officers and certain other officers against pay levels for the diversified public REIT peer group, discussed below.

Consideration of Market Data

Consistent with the Company's goal to provide compensation that remains competitive, the Compensation Committee considers the executive compensation practices of companies in a peer group selected by the Company in consultation with FPL as one of several factors used in setting compensation. The Compensation Committee does not target a specific percentile range within the peer group when determining a named executive officer's compensation. Instead, the Compensation Committee uses the market data provided by the peer group as one of several reference points useful for determining the form and amount of compensation.

The Compensation Committee reviews the peer group annually. The companies comprising the peer group must be publicly traded REITs based in the United States and of a size and equity market capitalization that are comparable to UDR.

For 2017, the peer group, which we refer to herein as either the "diversified public REIT peer group" or the "peer group," included the companies listed in the table below. The companies listed below consist of six apartment REITs and eleven comparably-sized REITs in other property sectors, recognizing that UDR competes with all REITs for executive talent and capital.

Peer Group Company [1]	NYSE Symbol	Equity Market Capitalization December 31, 2017 [2] (In millions)	Enterprise Value December 31, 2017[2] (In millions)	2017 Fiscal Year End Total Assets (In millions)	NAREIT Property Sector
Apartment Investment and Management Company	AIV	$ 7,189	$ 11,754	$ 6,079	Apartments
AvalonBay Communities Inc.	AVB	$ 24,638	$ 31,871	$ 18,415	Apartments
Camden Property Trust	CPT	$ 8,705	$ 10,793	$ 6,174	Apartments
DDR Corp.	DDR	$ 3,305	$ 8,204	$ 7,170	Retail
Digital Realty Trust	DLR	$ 24,366	$ 34,319	$ 21,404	Data Center
Equity Residential	EQR	$ 24,315	$ 33,714	$ 20,571	Apartments
Essex Property Trust, Inc.	ESS	$ 16,483	$ 22,210	$ 12,496	Apartments
Extra Space Storage	EXR	$ 11,509	$ 16,009	$ 7,455	Storage
Federal Realty Investment Trust	FRT	$ 9,740	$ 13,292	$ 6,276	Retail
Host Hotels & Resorts, Inc.	HST	$ 14,859	$ 18,603	$ 11,693	Lodging
Kimco Realty Corporation	KIM	$ 7,743	$ 14,733	$ 11,764	Retail
Mid-America Apartment Communities, Inc.	MAA	$ 11,849	$ 16,368	$ 11,492	Apartments
The Macerich Company	MAC	$ 9,919	$ 18,039	$ 9,606	Retail
Regency Centers Corporation	REG	$ 11,792	$ 15,843	$ 11,146	Retail
SL Green Realty	SLG	$ 10,294	$ 21,123	$ 13,983	Office
Taubman Centers, Inc.	TCO	$ 5,605	$ 10,666	$ 4,215	Retail
Peer Average		$ **12,644**	$ **18,596**	$ **11,246**	
Peer Median		$ **10,902**	$ **16,189**	$ **11,319**	
UDR		$ **11,442**	$ **16,083**	$ **7,733**	
UDR Rank (out of 17)		**9**	**9**	**11**	

(1) Brixmor Property Group, Inc. was removed from the peer group.

(2) Equity Market Capitalization and Enterprise Value based upon data from KeyBanc Capital Markets as of December 31, 2017, except for UDR which is calculated internally.

Use of Judgment

The Committee believes that the application of its collective experiences and judgment is as important to excellence in compensation as the use of data and formulae, and the Company's compensation policies and practices as described herein reflect this belief. Market data provides an important tool for analysis and decision-making. However, the Committee believes that over-reliance on such data can give a false illusion of precision. Consequently, the Committee also gives consideration and emphasis to an individual's personal contributions to the organization, as well as his or her skill sets, qualifications and experience. We also value and seek to reward performance that develops talent within the Company, embraces the sense of urgency that distinguishes the Company and demonstrates the qualities of imagination and drive that enables a Company executive to resolve longer-term challenges, or important new issues. These and similar qualities and attributes are not easily correlated to typical compensation data, but also deserve and are given consideration and weight in reaching compensation decisions.

Components of Compensation

The mix, level and structure of the components of our named executive officers' compensation generally reflect real estate industry practices, as well as the executive's role and relative impact on business results consistent with our variable pay-for-performance philosophy. The mix of compensation elements for our named executive officers places relatively greater emphasis on at-risk incentive compensation, as compared with the median mix of compensation elements for the companies in our peer group. As an executive officer's level of responsibility increases consistent with his or her relative ability to impact the long-term performance of the Company as a whole, a greater portion of the named executive officer's compensation is based on performance-based incentive compensation and less on base salary, thereby creating the potential for greater variability in the individual's compensation level from year to year.

The key components of our named executive officers' compensation, base salary, short-term incentive compensation, and long-term incentive compensation, are described in more detail in the following table:

Compensation Component	Objectives Associated with the Compensation Component	Key Features of the Compensation Component	Additional Information
Base Salary	• Designed to reward individual effort associated with job-related duties and to attract and retain talented executive officers for our Company.	• Paid in cash. • The Compensation Committee annually reviews and determines the base salary of our named executive officers in consultation with our CEO.	• The considerations in setting base salary include: qualifications, experience level, competitive market for qualified executives and tenure.

Short-Term Incentive Compensation ("STI")	• Designed to encourage outstanding individual and Company performance by motivating the named executive officers to achieve short-term Company and individual goals by rewarding performance measured against key annual strategic objectives and, for the CEO, using the independent directors' evaluation of the CEO's performance towards achieving short-term goals. Designed to provide a strong incentive for each named executive officer to maximize Company performance.	• Depending on the particular executive officer, short-term incentive compensation may be in the form of cash, LTIP Units, restricted stock and/or stock options.
		
		• The threshold, target and high dollar amounts for short-term incentive compensation are generally established by February of each year, with the value of the award paid in February of the following year based upon an evaluation of achievement of goals established at the time the targets are set.
			• Short-term incentive compensation is based on pre-determined weighting between Company performance and individual performance with Company performance weighted more heavily or equal to individual performance. The relative weightings are determined based on the extent to which a particular executive officer has responsibility for and influence over overall Company performance.
			
			• 2017 Performance Metrics:
			  - Funds from Operations ("FFO") as Adjusted per share
			  - Development/Redevelopment FFO
			  - Same-Store Revenues
			  - Net Financial Funding Capacity
			  - Total Transactions

STI Performance Metric	Calculation Methodology
Funds From Operations ("FFO") as Adjusted	The Company defines FFO as Adjusted as FFO as reported, excluding the impact of acquisition-related costs and other non-comparable items including, but not limited to, prepayment costs/benefits associated with early debt retirement, gains or losses on sales of non-depreciable property and marketable securities, deferred tax valuation allowance increases and decreases, casualty-related expenses and recoveries, severance costs and legal costs. The Company defines FFO, as reported, as net income/(loss) (computed in accordance with GAAP), excluding impairment write-downs of depreciable real estate or of investments in non-consolidated investees that are driven by measurable decreases in the fair value of depreciable real estate held by the investee, gains (or losses) from sales of depreciable property, plus real estate depreciation and amortization, and after adjustments for noncontrolling interests, unconsolidated partnerships and joint ventures. This definition conforms with the National Association of Real Estate Investment Trust's definition issued in April 2002.
Development/Redevelopment FFO	The Company defines Development/Redevelopment FFO as the Net Operating Income (NOI), including retail NOI, plus capitalized interest from certain development and redevelopment projects.
Same-Store Revenues	The Company defines "Same-Store" as those communities stabilized as of a specific point in time. These communities were owned and had stabilized occupancy and operating expenses as of the beginning of the prior year, there is no plan to conduct substantial redevelopment activities, and the community is not held for disposition within the current year. Same-Store Revenue is measured by the percentage of markets for which UDR's Same-Store Revenue is at or above the median relative to its peers.
Net Financial Funding Capacity	The Company defines Net Financial Funding Capacity as projected year-end 2017 credit capacity less 2018-2019 net approved and likely to be approved development spend, and debt maturities with extensions. The benchmark is subsequently modified for changes in approved and likely to be approved development and redevelopment spend.
Total Transactions	The Company defines Total Transactions as the sum of total acquisitions and/ or dispositions, for which a binding definitive agreement to either acquire or dispose of a property(s) was entered into during 2017, development spend (including but not limited to participating debt, subordinated debt or preferred equity) and redevelopment spend.

Compensation Component	Objectives Associated with the Compensation Component	Key Features of the Compensation Component	Additional Information
Long-Term Incentive Compensation ("LTI")	• Our LTI compensation is designed to foster significant ownership of our common stock by our management, to closely align the interests of our management with the creation of stockholder value and to motivate our management to achieve long-term growth and success of our Company.	• Our LTI compensation consists of equity awards which vest only if the Company meets pre-determined performance targets over a specific performance period established by the Compensation Committee. Equity awards may consist of one or a combination of any of the following: restricted stock; restricted stock units; LTIP Units; and stock options. • The threshold, target and maximum dollar values for LTI compensation are generally established at the commencement of the performance period and awarded in the form of restricted stock, restricted stock units, LTIP Units and/or stock options, with the actual dollar value awarded determined at the end of the performance period based upon actual achievement of the goals established at the time the threshold, target and maximum dollar values are set. Each award vests in accordance with the terms established by the Compensation Committee. The 2017 LTI Program awards vest based upon the achievement of four quantitative performance objectives over one- and three-year performance periods. See page 47.	• LTI compensation is the most significant component of the named executive officer's compensation.

Long-Term Incentive Compensation. Long-term incentive compensation, consisting of equity awards including restricted stock, restricted stock units, LTIP Units and/or stock options, constitute the most significant component of our executive officers' compensation, which closely aligns their long-term interests with the long-term interests of our stockholders, while mitigating potential risks related to our compensation programs.

In November of 2015, the board approved a class of partnership interests in the Operating Partnership, called "LTIP Units," as a form of equity-based award for long-term incentive equity compensation. LTIP Units are designed to qualify as "profits interests" in the Operating Partnership for federal income tax purposes, meaning that initially they are not economically equivalent in value to a share of our common stock, but over time can increase in value to one-for-one parity with common stock by operation of special tax rules applicable to profits interests. LTIP Units are designed to offer executives a long-term incentive comparable to restricted stock or restricted stock units, while allowing them a potentially more favorable income tax treatment in return for incurring additional risk. Each LTIP Unit awarded is deemed equivalent to an award of one share of common stock reserved under our 1999 Long Term Incentive Plan. The key difference between LTIP Units and restricted stock is that, at the time of award, LTIP Units do not have full economic parity with OP Units, but can achieve such parity over time upon the occurrence of specified events in accordance with partnership tax rules. Until and unless such parity is reached, the value that an executive will realize for a given number of vested LTIP Units is less than the value of an equal number of shares of our common stock.

During the applicable performance period, holders of LTIP Units will receive distributions equal to one-tenth (1⁄10th) of the amount of regular quarterly distributions paid on an OP Unit, but will not receive any special distributions. After the end of the performance period, holders of earned LTIP Units, both vested and unvested, will be entitled to receive distributions in an amount per LTIP Unit equal to the distributions, both regular and special, payable on an OP Unit (which equal per share dividends (both regular and special) on our common stock). LTIP Units awarded with time-based vesting conditions only, both vested and unvested, are entitled to receive distributions in an amount per LTIP Unit equal to the distributions, both regular and special, payable on an OP Unit.

Subject to the conditions set forth in the Ninth Amendment to the Amended and Restated Agreement of Limited Partnership of the Operating Partnership and subject to the vesting conditions specified with respect to each Class 2 LTIP Unit (described below), each Class 2 LTIP Unit may be converted, at the election of the holder, into an OP Unit of the Operating Partnership provided that such Class 2 LTIP Unit has been outstanding for at least two years from the date of grant. A holder of OP Units has the right to require the Operating Partnership to redeem all or a portion of the OP Units held by the holder in exchange for a cash payment based on the market value of our common stock at the time of redemption. However, the Operating Partnership's obligation to pay the cash amount is subject to the prior right of the Company to acquire such OP Units in exchange for either the cash amount or shares of our common stock.

The Class 2 LTIP Units are granted at maximum, and will vest only to the extent that pre-established performance metrics are met for the applicable performance period, subject to continuing employment. Consistent with the treatment of other equity awards under the 1999 Plan, upon a Class 2 LTIP Unit holder's death or disability during his or her employment, or in the event of a change of control, all restrictions on outstanding awards shall lapse; otherwise, vesting shall cease upon the date that employment is terminated for any other reason. Holders of Class 2 LTIP Units have the same voting rights as limited partners holding OP Units in the Operating Partnership, with the LTIP Units voting together as a single class with the holders of OP Units and having one vote per LTIP Unit, and holders of LTIP Units shall not be entitled to approve, vote on or consent to any other matter.

Retirement Plans. We have a Profit Sharing Plan (the "401(k) Plan"), which is a defined contribution plan covering all eligible full-time employees. Under the 401(k) Plan, the Company makes discretionary profit sharing and matching contributions to the plan as approved by the Compensation Committee. Details regarding matching contributions for our named executive officers are set forth below under the Summary Compensation Table. UDR does not have a pension plan, a SERP or any similar arrangements.

Perquisites and Other Benefits. The primary perquisites that we offer to our named executive officers are Company-paid health insurance (including dental), life insurance, long-term disability insurance and accidental death and disability insurance. Our named executive officers participate in these benefit plans on the same terms as other employees. In addition to the group medical plans that we provide, we reimburse up to a maximum of $5,000 in expenses for annual physical exams for our named executive officers. To help us attract and retain qualified personnel, we also offer relocation benefits, but these benefits are individually negotiated when they occur.

We review our policies with respect to perquisites on a regular basis to consider whether the perquisites should be maintained and whether, or to what extent, it may be appropriate for us to discontinue particular perquisites or to require repayment of the cost of perquisites. During 2017, we did not change our policies with respect to perquisites that we offer to our CEO and other named executive officers.

The Compensation of Our Named Executive Officers for 2017

Base Salaries

The base salaries for 2017 were determined to be as follows:

	Base Salary	**Change from 2016**
Mr. Toomey	$800,000	No Change
Mr. Troupe	$500,000	No Change
Mr. Davis	$450,000	No Change
Mr. Alcock	$450,000	No Change
Mr. Fisher	$400,000	No Change

Short-Term Incentive Compensation

2017 Results. The Company's 2017 performance, as measured by the performance metrics utilized for determining short-term incentive compensation for the named executive officers, was as follows:

Performance Measure	Threshold	Target	High	Actual
FFO as Adjusted per share	$1.81	$1.85	$1.89	$1.87
Same-Store Revenues (percentage of markets where UDR is at or above the median relative to peer apartment REITs)	50%	60%	70%	77%
Development/Redevelopment FFO (calculated as NOI plus capitalized interest)	$58 million	$61 million	$64 million	$59 million
Net Financial Funding Capacity	$(162) million	$(62) million	$38 million	$275 million
Total Transactions	$653 million	$726 million	$799 million	$766 million



FFO as Adjusted:
Actual 2017 was $1.87 per share



SS Revenues:
Actual 2017 was 77%



Dev/Redev FFO:
Actual 2017 was $59M



Net Financial Funding Capacity:
Actual 2017 was $275M



Total Transactions:
Actual 2017 was $766M

Short-Term Incentive Compensation of CEO (Mr. Toomey). The Compensation Committee established the following range for Mr. Toomey's 2017 short-term incentive compensation:

Mr. Toomey			
	Threshold: $600,000	**Target: $1,200,000**	High: $1,800,000
Components			
Company (70%):	$420,000	**$840,000**	$1,260,000
Individual (30%):	$180,000	**$360,000**	$540,000

- with 70% based on the Company's performance as measured by the four annual performance metrics that were weighted as described below, and
- the remaining 30% based on his individual performance against the Board of Directors-approved leadership competencies and key performance objectives.

The Compensation Committee determined that the above-referenced amounts were consistent with the target short-term incentive compensation as a percentage of overall compensation for the CEO position, and these amounts provide a market competitive level of compensation for the CEO. The Compensation Committee also made a subjective determination that these amounts were appropriate to motivate Mr. Toomey to achieve short-term Company and individual goals and to help ensure Mr. Toomey's continued service with the Company.

The annual performance metrics that were used for determining the 2017 short-term incentive compensation for Mr. Toomey were as follows:

Performance Measure	Weight	Threshold	Target	High	Actual
FFO as Adjusted per share	40%	$1.81	$1.85	$1.89	$1.87
Same-Store Revenues (percentage of markets where UDR is at or above the median relative to peer apartment REITs)	30%	50%	60%	70%	77%
Development/Redevelopment FFO (calculated as NOI plus capitalized interest)	20%	$58 million	$61 million	$64 million	$59 million
Net Financial Funding Capacity	10%	$(162) million	$(62) million	$38 million	$275 million

Mr. Toomey's individual goals for 2017 were as follows:

(1)	set the vision for the Company,
(2)	strategic planning,
(3)	leadership of the Company,
(4)	board relations,
(5)	refine, enhance and execute on the Business Plan and strategic vision,
(6)	communication – responding to a changing market,
(7)	resolving areas for which the board requests further discussion and analysis, and
(8)	management team development and succession.

In evaluating Mr. Toomey's 2017 compensation, the Compensation Committee considered Mr. Toomey's accomplishment of these goals.

In February 2018, the Compensation Committee awarded Mr. Toomey short-term incentive compensation in the amount of $1,569,000 for fiscal 2017, based on the Company's performance against the annual performance metrics and his individual performance. Of the total amount, $1,029,000 was attributable to the Company's performance against the annual performance metrics and the remainder was attributable to Mr. Toomey's individual performance. Mr. Toomey elected to receive 75% of his short-term incentive compensation in Class 1 LTIP Units and the balance in cash.

Short-Term Incentive Compensation of Senior Executive Vice President (Mr. Troupe). The Compensation Committee established the following range for Mr. Troupe's 2017 short-term incentive compensation:

Mr. Troupe			
	Threshold: $450,000	**Target: $900,000**	High: $1,350,000
Components			
Company (70%):	$315,000	**$630,000**	$945,000
Individual (30%):	$135,000	**$270,000**	$405,000

- with 70% based on the Company's performance as measured by the three annual performance metrics that were weighted as described below, and
- the remaining 30% based on his individual performance.

The Compensation Committee determined that these amounts were consistent with the target short-term incentive compensation as a percentage of overall compensation for the Senior Executive Vice President position, and these amounts provide a market competitive level of compensation for the Senior Executive Vice President. The Compensation Committee, in consultation with our CEO, also made a subjective determination that these amounts were appropriate to motivate Mr. Troupe to achieve short-term Company and individual goals and to help ensure Mr. Troupe's continued service with the Company.

The annual performance metrics that were used for determining the 2017 short-term incentive compensation for Mr. Troupe were as follows:

Performance Measure	Weight	Threshold	Target	High	Actual
FFO as Adjusted per share	40%	$1.81	$1.85	$1.89	$1.87
Net Financial Funding Capacity	20%	$(162) million	$(62) million	$38 million	$275 million
Total Transactions	40%	$653 million	$726 million	$799 million	$766 million

Mr. Troupe's individual goals for 2017 were as follows:

(1)	maintaining a flexible/strong balance sheet,
(2)	transactions – assist in coordination of acquisitions/sales, joint ventures and financings,
(3)	compliance – oversee regulatory filings, internal audit, contract policy and corporate governance, and
(4)	legal team – develop and review with the executive team the legal team of the future.

In February 2018, the Compensation Committee awarded Mr. Troupe short-term incentive compensation in the total amount of $1,231,000 for fiscal 2017, based on the Company's performance against the annual performance metrics, and his individual performance. Of the total amount, $826,000 was attributable to the Company's performance against the annual performance metrics and the remainder was attributable to Mr. Troupe's individual performance. Mr. Troupe elected to receive his short-term incentive compensation in Class 1 LTIP Units.

Short-Term Incentive Compensation of Senior Vice President – Chief Operating Officer (Mr. Davis). The Compensation Committee established a range for Mr. Davis's 2017 short-term incentive compensation as follows:

Mr. Davis			
	Threshold: $400,000	Target: $800,000	High: $1,200,000
Components			
Company (70%):	$280,000	$560,000	$840,000
Individual (30%):	$120,000	$240,000	$360,000

- with 70% based on the Company's performance as measured by the three annual performance metrics that were weighted as described below, and
- 30% based on his individual performance.

The Compensation Committee determined that these amounts were consistent with the target short-term incentive compensation as a percentage of overall compensation for the Senior Vice President – Chief Operating Officer position, and these amounts provide a market competitive level of compensation for the Senior Vice President – Chief Operating Officer. The Compensation Committee, in consultation with our CEO, also made a subjective determination that these amounts were appropriate to motivate Mr. Davis to achieve short-term Company and individual goals and to help ensure Mr. Davis's continued service with the Company.

The annual performance metrics that were used for determining the 2017 short-term incentive compensation for Mr. Davis were as follows:

Performance Measure	Weight	Threshold	Target	High	Actual
FFO as Adjusted per share	30%	$1.81	$1.85	$1.89	$1.87
Same-Store Revenues	50%	50%	60%	70%	77%
Development/Redevelopment FFO	20%	$58 million	$61 million	$64 million	$59 million

The Compensation Committee, in consultation with our CEO, considered Mr. Davis's individual performance in 2017 based on the accomplishment of his specific goals that included:

(1)	increasing cash flow to support dividend growth through operations, sales and marketing, and
(2)	maintaining a great place to work and live, considering human resources and resident satisfaction.

In February 2018, the Compensation Committee awarded Mr. Davis short-term incentive compensation in the total amount of $1,200,000 for fiscal 2017, based on the Company's performance against the annual performance metrics, and his individual performance. Of the total amount, $700,000 was attributable to the Company's performance against the annual performance metrics and the remainder was attributable to Mr. Davis' individual performance. Mr. Davis elected to receive his short-term incentive compensation in Class 1 LTIP Units.

Short-Term Incentive Compensation of Senior Vice President – Chief Investment Officer (Mr. Alcock). The Compensation Committee established a range for Mr. Alcock's 2017 short-term incentive compensation as follows:

Mr. Alcock		
Minimum: $400,000	Target: $800,000	Maximum: $1,200,000

Components			
Company (70%):	$280,000	$560,000	$840,000
Individual (30%):	$120,000	$240,000	$360,000

- with 70% based on the Company's performance as measured by the three annual performance metrics that were weighted as described below, and
- 30% based on his individual performance.

The Compensation Committee, in consultation with our CEO, determined that these amounts were consistent with the target short-term incentive compensation as a percentage of overall compensation for the Senior Vice President – Chief Investment Officer position, and these amounts provide a market competitive level of compensation for the Senior Vice President – Chief Investment Officer. The Compensation Committee, in consultation with our CEO, also made a subjective determination that these amounts were appropriate to motivate Mr. Alcock to achieve short-term Company and individual goals and to help ensure Mr. Alcock's continued service with the Company.

The annual performance metrics that were used for determining the 2017 short-term incentive compensation for Mr. Alcock were as follows:

Performance Measure	Weight	Threshold	Target	High	Actual
FFO as Adjusted per share	30%	$1.81	$1.85	$1.89	$1.87
Development/Redevelopment FFO	30%	$58 million	$61 million	$64 million	$59 million
Total Transactions	40%	$653 million	$726 million	$799 million	$766 million

The Compensation Committee, in consultation with our CEO, considered Mr. Alcock's individual performance in 2017 based on the accomplishment of his specific goals that included:

(1)	enhancing the portfolio through sales and acquisitions,
(2)	addressing asset quality through redevelopment and asset quality initiatives, and
(3)	strengthening the Company's portfolio through development.

In February 2018, the Compensation Committee awarded Mr. Alcock short-term incentive compensation in the total amount of $941,000 for fiscal 2017, based on the Company's performance against the annual performance metrics, and his individual performance. Of the total amount, $601,000 was attributable to the Company's performance against the annual performance metrics and the remainder was attributable to Mr. Alcock's individual performance. Mr. Alcock elected to receive his short-term incentive compensation in Class 1 LTIP Units.

Short-Term Incentive Compensation of Senior Vice President – Chief Financial Officer (Mr. Fisher). The Compensation Committee established a range for Mr. Fisher's 2017 short-term incentive compensation as follows:

Mr. Fisher			

	Minimum: $200,000	Target: $400,000	Maximum: $600,000
Components			
Company (50%):	$100,000	**$200,000**	$300,000
Individual (50%):	$100,000	**$200,000**	$300,000

- with 50% based on the Company's performance as measured by the five annual performance metrics that were weighted as described below, and
- 50% based on his individual performance.

The Compensation Committee, in consultation with our CEO, determined that these amounts were consistent with the target short-term incentive compensation as a percentage of overall compensation for the Senior Vice President – Chief Financial Officer position, and these amounts provide a market competitive level of compensation for the Senior Vice President – Chief Financial Officer. The Compensation Committee, in consultation with our CEO, also made a subjective determination that these amounts were appropriate to motivate Mr. Fisher to achieve short-term Company and individual goals and to help ensure Mr. Fisher's continued service with the Company.

The annual performance metrics that were used for determining the 2017 short-term incentive compensation for Mr. Fisher were as follows:

Performance Measure	Weight	Threshold	Target	High	Actual
FFO as Adjusted per share	40%	$1.81	$1.85	$1.89	$1.87
Same-Store Revenues	20%	50%	60%	70%	77%
Development/Redevelopment FFO	10%	$58 million	$61 million	$64 million	$59 million
Net Financial Funding Capacity	10%	$(162) million	$(62) million	$38 million	$275 million
Total Transactions	20%	$653 million	$726 million	$799 million	$766 million

The Compensation Committee, in consultation with our CEO, considered Mr. Fisher's individual performance in 2017 based on the accomplishment of his specific goals that included:

(1) management of accounting and tax functions,
(2) management of investor relations function,
(3) financial planning and analysis,
(4) assist in debt and treasury initiatives,
(5) provide assistance to support functional execution of the Business Plan,
(6) examine and present options for the Company with respect to strategy and treasury initiatives,
(7) assist with board materials, and
(8) review and monitor technology investments.

In February 2018, the Compensation Committee awarded Mr. Fisher short-term incentive compensation in the total amount of $534,000 for fiscal 2017, based on the Company's performance against the annual performance metrics, and his individual performance. Of the total amount, $254,000 was attributable to the

Company's performance against the annual performance metrics and the remainder was attributable to Mr. Fisher's individual performance. Mr. Fisher elected to receive his short-term incentive compensation in Class 1 LTIP Units.

2015 LTI Compensation

Under the terms of the 2015 LTI Program, our named executive officers were awarded restricted stock units with dividend equivalent rights based upon the achievement of specific performance objectives over the relevant performance period, and each of the awards were subject to specific vesting provisions that were based on the achievement of the applicable performance criteria. The 2015 LTI Program included a three-year relative TSR performance metric which was based on the Company's TSR performance as compared to the median of comparable apartment REITs. The portion of the award that is earned contingent on the achievement of the three-year relative TSR performance metric will cliff vest within 60 days following the conclusion of the performance period. In February 2018, the three-year relative TSR performance metric was measured and approved by the Compensation Committee.

The following table reflects the Company's performance and the vested payout for the three-year relative TSR performance grant of the 2015 LTI Program grants:

Performance Metric	Weighting	Range	Metric	Payout	Actual Result
3-Year TSR (UDR TSR versus Peer Average in BPS)	67.7%	Threshold Target Maximum	-250 Median 400	50% 100% 200%	170%

2015-2017 TSR				
	Threshold	Target	Maximum	Actual Amount
Mr. Toomey	$ 1,000,000	$ 2,000,000	$ 4,000,000	$ 3,400,000
Mr. Troupe	$ 366,667	$ 733,333	$ 1,466,667	$ 1,246,667
Mr. Davis	$ 366,667	$ 733,333	$ 1,466,667	$ 1,246,667
Mr. Alcock	$ 366,667	$ 733,333	$ 1,466,667	$ 1,246,667

2017 LTI Compensation

In December 2016, the Compensation Committee approved a new long-term incentive program for 2017. Because the number of multifamily companies in UDR's peer group has continued to shrink due to industry consolidation (in 1998 there were 27 multifamily REITs in the NAREIT Equity Index and in 2017 there were 15), the Compensation Committee decided to revise the apartment peer group for the relative TSR performance metric to be the NAREIT Apartment Index for the 2017 program, as well as add additional performance metrics.

The metrics used for the 2017 LTI Program are as follows:

Performance Metrics	Weighting	Range	Metric	Payout	Actual Result
1 Year FFO as Adjusted	30%	Threshold Target Maximum	$ 1.81 $ 1.85 $ 1.89	50% 100% 200%	$1.87
3-Year Relative Cumulative FFO as Adjusted	10%	Threshold Target Maximum	$ 5.69 $ 5.91 $ 6.12	50% 100% 200%	TBD
3-Year TSR Percentile Rank vs. NAREIT Apartment Index	30%	Threshold Target Maximum	30th 50th 75th	50% 100% 200%	TBD
Cumulative 3-Year Absolute TSR	30%	Threshold Target Maximum	15% 25% 35%	50% 100% 200%	TBD

The named executive officers elected to receive Class 2 LTIP Units in lieu of performance-based restricted stock units pursuant to the 2017 LTI Program.

The 2017 LTI Program awards were granted to Messrs. Toomey, Troupe, Davis, Alcock and Fisher, in the following amounts:

Total 2017 LTI Program Awards				
	Threshold	Target	Maximum	Actual Amount
Mr. Toomey	$ 1,750,000	$ 3,500,000	$ 7,000,000	TBD
Mr. Troupe	$ 550,000	$ 1,100,000	$ 2,200,000	TBD
Mr. Davis	$ 625,000	$ 1,250,000	$ 2,500,000	TBD
Mr. Alcock	$ 625,000	$ 1,250,000	$ 2,500,000	TBD
Mr. Fisher	$ 250,000	$ 500,000	$ 1,000,000	TBD

1 Year FFO as Adjusted (30% of 2017 LTI Program Award)				
	Threshold	Target	Maximum	Actual Amount
Mr. Toomey	$ 525,000	$ 1,050,000	$ 2,100,000	$ 1,575,000
Mr. Troupe	$ 165,000	$ 330,000	$ 660,000	$ 495,000
Mr. Davis	$ 187,500	$ 375,000	$ 750,000	$ 562,500
Mr. Alcock	$ 187,500	$ 375,000	$ 750,000	$ 562,500
Mr. Fisher	$ 75,000	$ 150,000	$ 300,000	$ 225,000

3 Year FFO as Adjusted 2017-2019 (10% of 2017 LTI Program Award)				
	Threshold	Target	Maximum	Actual Amount
Mr. Toomey	$ 175,000	$ 350,000	$ 700,000	TBD
Mr. Troupe	$ 55,000	$ 110,000	$ 220,000	TBD
Mr. Davis	$ 62,500	$ 125,000	$ 250,000	TBD
Mr. Alcock	$ 62,500	$ 125,000	$ 250,000	TBD
Mr. Fisher	$ 25,000	$ 50,000	$ 100,000	TBD

Cumulative 3 Year Absolute TSR 2017-2019 (30% of 2017 LTI Program Award)				
	Threshold	Target	Maximum	Actual Amount
Mr. Toomey	$ 525,000	$ 1,050,000	$ 2,100,000	TBD
Mr. Troupe	$ 165,000	$ 330,000	$ 660,000	TBD
Mr. Davis	$ 187,500	$ 375,000	$ 750,000	TBD
Mr. Alcock	$ 187,500	$ 375,000	$ 750,000	TBD
Mr. Fisher	$ 75,000	$ 150,000	$ 300,000	TBD

3 Year TSR Percentile Rank 2017-2019 (30% of 2017 LTI Program Award)				
	Threshold	Target	Maximum	Actual Amount
Mr. Toomey	$ 525,000	$ 1,050,000	$ 2,100,000	TBD
Mr. Troupe	$ 165,000	$ 330,000	$ 660,000	TBD
Mr. Davis	$ 187,500	$ 375,000	$ 750,000	TBD
Mr. Alcock	$ 187,500	$ 375,000	$ 750,000	TBD
Mr. Fisher	$ 75,000	$ 150,000	$ 300,000	TBD

2018 LTI Compensation

In December 2017, the Compensation Committee approved a new long-term incentive program for 2018.

The metrics used for the 2018 LTI Program are as follows:

Performance Metrics	Weighting	Range	Metric	Payout
1 Year FFO as Adjusted	30%	Threshold	$1.89	50%
		Target	$1.93	100%
		Maximum	$1.97	200%
3-Year Relative Cumulative FFO as Adjusted vs. Apartment Peers	15%	Threshold	-900bps	50%
		Target	wavg	100%
		Maximum	+900bps	200%
3-Year Relative TSR vs. NAREIT Equity Index	20%	Threshold	-900bps	50%
		Target	Index	100%
		Maximum	+900bps	200%
3-Year Relative TSR vs. Apartment Peers	35%	Threshold	-900bps	50%
		Target	wavg	100%
		Maximum	+900bps	200%

The portions of the 2018 LTI awards based upon the 3-year relative apartment peer TSR metric, the 3-year relative NAREIT Equity Index TSR metric and the 3-year relative cumulative FFO as Adjusted metric will vest on the date the Compensation Committee determines performance in January or February 2021. The portion of the 2018 LTI awards based upon the 1-year FFO as Adjusted metric will be measured in January or February 2019 and will vest 50% at such time and 50% on the one-year anniversary thereof.

Chief Financial Officer Appointment

Joseph Fisher was appointed to serve as the Company's Senior Vice President - Chief Financial Officer effective as of January 1, 2017. In connection with his appointment, Mr. Fisher received an annual base salary of $400,000, which is subject to annual review, and he was eligible for a bonus of up to $400,000, at target. Mr. Fisher also participated in the 2017 LTI Program in an amount equal to $500,000, at target, and he participates in the Company's employee benefit programs and 401(k) plan. Mr. Fisher was paid $200,000 in shares of the Company's common stock as compensation for equity that Mr. Fisher forfeited at his prior employer. He was granted restricted shares of the Company's common stock equal to $1,000,000, which consisted of 27,816 shares based on the closing sales price of the Company's common stock on the date of grant of $35.95. The shares shall vest and become exercisable pro-rata over four years from the date of grant, January 3, 2017, and all vesting is contingent upon Mr. Fisher being an employee in good standing of the Company on the vesting dates.

Special Awards

In 2017, the board made special grants of restricted stock with vesting to occur ratably over three years to Messrs. Alcock and Davis in the amounts of $300,000 and $200,000, respectively, in connection with Mr. Alcock's promotion to Senior Vice President – Chief Investment Officer and Mr. Davis's performance in 2016, as disclosed in the Summary Compensation Table included elsewhere in this proxy statement.

Severance, Change of Control and Other Arrangements

We provide a description of the change of control provisions and the death, disability and retirement provisions in our 1999 Long Term Incentive Plan and our policy with respect to severance benefits, below under *"Post-Employment Compensation – Severance, Change of Control and Other Arrangements."*

Advisory Vote on Executive Compensation

At the 2017 annual meeting of stockholders, the stockholders approved, on an advisory basis, the compensation of our named executive officers, as disclosed pursuant to the compensation disclosure rules of the SEC, with over 84.7% of votes cast in favor of the resolution. The Compensation Committee reviewed the final vote results for that resolution, and we have not made any changes to our executive compensation policies or decisions as a result of the vote. While the vote on the compensation of our named executive officers is advisory, and therefore not binding on the Company, the Compensation Committee or our board, our board and our Compensation Committee value the opinions of our stockholders and, to the extent there is any significant vote against the named executive officer compensation, we will consider our stockholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns. At our 2017 annual meeting, we conducted an advisory vote on the frequency of our advisory votes on executive compensation. Through that vote, our stockholders expressed a preference for an annual advisory vote on executive compensation, with 86% of votes cast in favor of an annual advisory vote on executive compensation. We have determined that our stockholders should cast an advisory vote on the compensation of our named executive officers on an annual basis. Accordingly, our board recommends that you vote "FOR" Proposal No. 3 at the annual meeting. For more information, see "Proposal No. 3 Advisory Vote on Executive Compensation" in this proxy statement.

Accounting and Tax Effects

The impact of accounting treatment is considered in developing and implementing our compensation programs generally, including the accounting treatment as it applies to amounts awarded or paid to our executives. The impact of federal tax laws on our compensation programs is also considered, including the deductibility of compensation paid to our named executive officers, as regulated by Section 162(m) of the Code.

For our 2017 fiscal year, under Section 162(m) of the Code, we may not receive a federal income tax deduction for compensation paid to our chief executive officer or any of the three other most highly compensated executive officers (other than the chief financial officer) employed on the last day of the fiscal year to the extent that any of such persons receive more than $1,000,000 in compensation in the fiscal year. However, if we pay compensation that is "performance-based" under Section 162(m), we can receive a federal income tax deduction for the compensation paid even if such compensation exceeds $1,000,000 in a single year.

In December 2017, the Tax Cuts and Jobs Act was enacted, which repealed the exemption from the deduction limit for performance-based compensation, effective for taxable years beginning after December 31, 2017, subject to a transition rule for written binding contracts which were in effect on November 2, 2017, and which were not modified in any material respect on or after that date. As a result of changes from the Tax Cuts and Jobs Act, the chief financial officer is now included with the Company's named executive officers for Section 162(m) purposes.

Our 1999 Long Term Incentive Plan has been designed to permit awards under the plan to qualify as "performance-based;" however, to maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the Compensation Committee has not adopted a policy that all compensation must be deductible on our federal income tax returns, and has reserved the right to adopt a policy, or may change any policy it does adopt, as it deems necessary. The Compensation Committee is continuing to assess the impact of Section 162(m), as amended by the Tax Cuts and Jobs Act, on our compensation programs.

The impact of Section 409A of the Code is also taken into account. The 1999 Long Term Incentive Plan has been designed to comply with the requirements of Section 409A of the Code so as to avoid possible adverse tax consequences that may result from noncompliance.

Equity Granting Process

Grants of stock options, restricted stock, restricted stock units, LTIP Units and other equity awards to our executive officers and other employees are approved by the Compensation Committee at regularly scheduled meetings, or occasionally by unanimous written consent. If approval is made at a meeting, the grant date of the award is the date of the meeting; if approval is by unanimous written consent, the grant date of the award is the day the last Compensation Committee member signs the written consent.

We have no practice of timing grants of stock options, restricted stock, restricted stock units, LTIP Units and other equity awards to coordinate with the release of material non-public information, nor have we timed the release of material non-public information for the purpose of affecting the value of any named executive officer compensation.

Stock Ownership Guidelines

To align the interests of our executive officers with the interests of our stockholders, each of our executive officers is required to comply with our Executive Stock Ownership Guidelines. These guidelines require our executive officers to own a specified number of shares of the Company's common stock as determined by the executive officer's position within four years of the date of the executive officer's appointment. The individual guidelines are as follows:

- 110,000 shares for the Chairman, CEO and President,
- 50,000 shares for any Executive Vice President (or equivalent), and
- 20,000 shares for any Senior Vice President (or equivalent).

All of our named executive officers serving as of the end of 2017 are in compliance with the Executive Stock Ownership Guideline applicable to their position. The Governance Committee may, from time to time, re-evaluate and revise these guidelines to give effect to changes in the price of our common stock or our capitalization.

Stock that counts towards satisfaction of the ownership guidelines include:

- shares owned outright by the participant or his or her immediate family members residing in the same household,
- vested restricted stock,
- vested LTIP Units, and
- shares into which OP Units in the Operating Partnership may be redeemed for shares of common stock.

A copy of our Executive Stock Ownership Guidelines may be found on our corporate governance page on our website at ir.udr.com. To access the guidelines on our website, click on "Investor Relations" and then click on "Corporate Governance."

Hedging, Pledging and Short-Term Speculative Transactions

We prohibit any Company personnel, including our named executive officers, from engaging in any short-term, speculative securities transactions, engaging in short sales, buying or selling put or call options, trading in options (other than those granted by the Company) and engaging in hedging transactions. We also prohibit purchasing securities on margin or pledging securities as collateral without prior approval.

Policy on Recoupment of Performance-Based Incentives

Our Compensation Committee adopted the Policy on Recoupment of Performance-Based Incentives, which applies to our executive officers, including our named executive officers, and their performance-based incentive compensation beginning with their compensation for the 2010 fiscal year. This policy provides that if the board determines that the Company's financial statements are required to be restated as a result of fraud committed by an executive officer, the board may seek to recoup any portion of the performance-based awards that the executive officer would not have received if the Company's financial results had been reported properly. The board administers the policy and determines, in its sole discretion, the amount of the performance-based award to be recouped. To access the guidelines on our website, click on "Investor Relations" and then click on "Corporate Governance."

Consideration of Risk

The Compensation Committee is aware of the consequences to companies that have not appropriately balanced risk and reward in executive compensation. The Compensation Committee believes that the emphasis on long-term performance in the 1999 Long Term Incentive Plan results in an overall compensation program that does not reward excessive risk-taking for the Company. The Company's compensation strategy is intended to mitigate risk by emphasizing long-term compensation and financial performance measures correlated with growing stockholder value rather than rewarding shorter performance and payout periods.

Our Compensation Committee believes that our executive incentive compensation arrangements do not encourage our executives to take unnecessary or excessive risks that could threaten the value of our Company. While performance-based compensation constitutes a significant percentage of our executives' overall total compensation and thereby the Compensation Committee believes motivates our executives to help fulfill our corporate mission and vision, including specific and focused Company performance objectives, the non-performance based compensation, for most executives for most years, is also a sufficiently high percentage of overall total compensation that the Compensation Committee does not believe that unnecessary or excessive risk taking is encouraged by the performance-based compensation. In addition, a significant portion of executive's performance-based compensation is in the form of long-term equity incentives, which do not encourage unnecessary or excessive risk because they generally are performance-based and are earned over a multiple-year period of time, thereby focusing the executives on our Company's long-term interests. In order to align the interests of our executive officers with the interests of our stockholders, each of our executive officers is required to comply with our Executive Stock Ownership Guidelines. Further, the Compensation Committee has adopted the Policy on Recoupment of Performance-Based Incentives as a means of discouraging unnecessary or excessive risk taking.

Compensation Committee Report

Notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate this proxy statement or future filings with the Securities and Exchange Commission, in whole or part, the following report shall not be deemed to be incorporated by reference into any such filing.

The Compensation Committee has reviewed and discussed with our management the Compensation Discussion and Analysis beginning on page 27 of this proxy statement. Based on such review and discussions, the Compensation Committee recommended to the board that the Compensation Discussion and Analysis be included in this proxy statement.

> COMPENSATION AND MANAGEMENT
> DEVELOPMENT COMMITTEE
> Jon A. Grove, Chair
> Robert A. McNamara
> Mark R. Patterson
> Lynne B. Sagalyn

Compensation of Executive Officers

The executive officers named in the table below are referred to in this proxy statement as the "named executive officers." The table below summarizes for each of the named executive officers the compensation amounts paid or earned for the fiscal years ended December 31, 2015, December 31, 2016 and December 31, 2017.

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards[1] ($) (e)	Option Awards[1] ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Change In Pension Value and Nonqualified Deferred Compensation Earnings (h)	All Other Compensation ($) (i)	Total ($) (j)
Thomas W. Toomey[2] Chief Executive Officer and President	2017	$ 800,000	-0-	$ 5,328,051	-0-	$ 1,569,000	-0-	$ 83,868	$ 7,780,919
	2016	$ 800,000	-0-	$ 3,486,357	-0-	$ 1,617,000	-0-	$ 27,343	$ 5,930,700
	2015	$ 800,000	-0-	$ 4,750,239	-0-	$ 1,800,000	-0-	$ 16,485	$ 7,366,724
Warren L. Troupe[3] Senior Executive Vice President	2017	$ 500,000	-0-	$ 1,045,928	-0-	$ 1,231,000	-0-	$ 26,388	$ 2,803,316
	2016	$ 500,000	-0-	$ 1,143,228	-0-	$ 1,202,000	-0-	$ 15,672	$ 2,860,900
	2015	$ 500,000	-0-	$ 1,741,754	-0-	$ 2,350,000	-0-	$ 19,293	$ 4,611,047
Jerry A. Davis[4] Senior Vice President and Chief Operating Officer	2017	$ 450,000	-0-	$ 1,388,578	-0-	$ 1,200,000	-0-	$ 19,583	$ 3,058,161
	2016	$ 450,000	-0-	$ 1,326,121	-0-	$ 1,087,000	-0-	$ 18,818	$ 2,881,939
	2015	$ 450,000	-0-	$ 1,741,754	-0-	$ 2,200,000	-0-	$ 22,233	$ 4,413,987
Harry G. Alcock[5] Senior Vice President and Chief Investment Officer	2017	$ 450,000	-0-	$ 1,488,578	-0-	$ 941,000	-0-	$ 16,981	$ 2,896,559
	2016	$ 450,000	-0-	$ 1,326,121	-0-	$ 998,000	-0-	$ 16,168	$ 2,790,289
	2015	$ 450,000	-0-	$ 1,741,754	-0-	$ 2,125,000	-0-	$ 18,695	$ 4,335,449
Joseph D. Fisher[6] Senior Vice President and Chief Financial Officer	2017	$ 400,000	-0-	$ 1,695,485	-0-	$ 534,000	-0-	$ 23,983	$ 2,653,468

(1) The dollar amounts reflected in the "Stock Awards" column represent the aggregate grant date fair value, computed in accordance with FASB ASC Topic 718, of grants of shares and units that vest over multiple years. For information regarding the valuation assumptions used in computing grant date fair value, refer to the note entitled "Employee Benefit Plans" in the Notes to our Consolidated Financial Statements included in our Annual Reports on Form 10-K for the fiscal years ended December 31, 2017, 2016 and 2015, as applicable.

(2) "Stock Awards" for 2017 includes the aggregate grant date fair value of LTIP Units awarded under the Company's long-term incentive program. The threshold, target and maximum for this award were determined in February 2017, and the amount of the award was determined in February 2017 based upon the achievement of the performance metrics. The maximum amount of the award was $7,000,000. The named executive officer elected to receive 75% of the amount included in "Non-Equity Incentive Compensation" for 2017 in Class 1 LTIP Units and the balance in cash. "All Other Compensation" includes $6,730 for Company paid health insurance (including dental) in 2017, $817 for Company paid life insurance, accidental death and disability insurance and disability insurance in 2017, $8,100 for the Company funded non-discretionary 401(k) Plan matching contribution, $15,221 for rent discount and $53,000 for the incremental cost of personal use of corporate aircraft in which the Company owns a fractional interest. This incremental cost represents the non-reimbursed portion of the cost of using the Company's fractional interest for personal travel.

(3) "Stock Awards" for 2017 includes the aggregate grant date fair value of restricted shares of our common stock and LTIP Units awarded under the Company's long-term incentive program. The threshold, target and maximum for this award were determined in February 2017, and the amount of the award was determined in February 2017 based upon the achievement of the performance metrics. The maximum amount of the award was $2,200,000. The named executive officer elected to receive 100% of the amount included in "Non-Equity Incentive Compensation" for 2017 in Class 1 LTIP Units. "All Other Compensation" includes $7,409 for Company paid health insurance (including dental) in 2017, $817 for Company paid life insurance, accidental death and disability and disability insurance in 2017, $8,100 for the Company funded non-discretionary 401(k) Plan matching contribution and $10,062 for the incremental cost of personal use of corporate aircraft in which the Company owns a fractional interest. This incremental cost represents the non-reimbursed portion of the cost of using the Company's fractional interest for personal travel.

(4) "Stock Awards" for 2017 includes the aggregate grant date fair value of restricted shares of our common stock and LTIP Units awarded under the Company's long-term incentive program. The threshold, target and maximum for this award were determined in February 2017, and the amount of the award was determined in February 2017 based upon the achievement of the performance metrics. The maximum amount of the award was $2,500,000. The named executive officer elected to receive 100% of the amount included in "Non-Equity Incentive Compensation" for 2017 in Class 1 LTIP Units. "All Other Compensation" includes $10,666 for Company paid health insurance (including dental) in 2017, $817 for Company paid life insurance, accidental death and disability and disability insurance in 2017 and $8,100 for the Company funded non-discretionary 401(k) Plan matching contribution.

(5) "Stock Awards" for 2017 includes the aggregate grant date fair value of restricted shares of our common stock and LTIP Units awarded under the Company's long-term incentive program. The threshold, target and maximum for this award were determined in February 2017, and the amount of the award was determined in February 2017 based upon the achievement of the performance metrics. The maximum amount of the award was $2,500,000. The named executive officer elected to receive 100% of the amount included in "Non-Equity Incentive Compensation" for 2017 in Class 1 LTIP Units. "All Other Compensation" includes $10,764 for Company paid health insurance (including dental) in 2017, $817 for Company paid life insurance, accidental death and disability and disability insurance in 2017 and $5,400 for the Company funded non-discretionary 401(k) Plan matching contribution.

(6) "Stock Awards" for 2017 includes the aggregate grant date fair value of restricted shares of our common stock and LTIP Units awarded under the Company's long-term incentive program. The threshold, target and maximum for this award were determined in February 2017, and the amount of the award was determined in February 2017 based upon the achievement of the performance metrics. The maximum amount of the award was $1,000,000. The named executive officer elected to receive 100% of the amount included in "Non-Equity Incentive Compensation" for 2017 in Class 1 LTIP Units. "All Other Compensation" includes $8,783 for Company paid health insurance (including dental) in 2017, $239 for Company paid life insurance, accidental death and disability and disability insurance in 2017, $8,100 for the Company funded non-discretionary 401(k) Plan matching contribution and $6,861 for rent discount.

Grants of Plan-Based Awards Table

The following table provides information concerning each grant of a plan-based award made to a named executive officer in the 2017 fiscal year.

Name (a)	Award Type (b)	Grant Date (c)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (j)	All Other Option Awards: Number of Securities Underlying Options (#) (k)	Exercise or Base Price of Option Awards ($/Sh) (l)	Grant Date Fair Value of Stock and Option Awards (m)
			Threshold ($) (d)	Target ($) (e)	Maximum ($) (f)	Threshold (#) (g)	Target (#) (h)	Maximum (#) (i)				
Thomas W. Toomey	STI	2/2/2017	$600,000	$1,200,000	$1,800,000				-	-	-	
	LTI	2/2/2017				48,679	97,357	194,714	57,192	-	-	$5,328,051
Warren L. Troupe	STI	2/2/2017	$450,000	$ 900,000	$1,350,000				-	-	-	
	LTI	2/2/2017				15,299	30,597	61,194	-	-	-	$1,045,928
Jerry A. Davis	STI	2/2/2017	$400,000	$ 800,000	$1,200,000				-	-	-	
	LTI	2/2/2017				17,385	34,770	69,540	5,719	-	-	$1,388,578
Harry G. Alcock	STI	2/2/2017	$400,000	$ 800,000	$1,200,000				-	-	-	
	LTI	2/2/2017				17,385	34,770	69,540	8,579	-	-	$1,488,578
Joseph D. Fisher	STI	2/2/2017	$200,000	$ 400,000	$ 600,000				-	-	-	
	LTI	2/2/2017				6,953	13,906	27,812	33,379	-	-	$1,695,485

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Long Term Incentive Compensation

The 2017 LTI Program covers consecutive, rolling three-year tranches (each consisting of 36 months) for an indefinite period. In November of 2015, the board approved a new class of partnership interests in the Operating Partnership, called "LTIP Units," as a form of equity-based award for annual long-term incentive equity compensation. LTIP Units are designed to qualify as "profits interests" in the Operating Partnership for federal income tax purposes, meaning that initially they are not economically equivalent in value to a share of our common stock, but over time can increase in value to one-for-one parity with common stock by operation of special tax rules applicable to profits interests. LTIP Units are designed to offer executives a long-term incentive comparable to restricted stock or restricted stock units, while allowing them to enjoy a potentially more favorable income tax treatment. Each LTIP Unit awarded is deemed equivalent to an award of one share of common stock reserved under our 1999 Long Term Incentive Plan. The key difference between LTIP Units and restricted stock is that, at the time of award, LTIP Units do not have full economic parity with an OP Unit, but can achieve such parity over time upon the occurrence of specified events in accordance with partnership tax rules. Until and unless such parity is reached, the value that an executive will realize for a given number of vested LTIP Units is less than the value of an equal number of shares of our common stock.

During the applicable performance period, holders of LTIP Units will receive distributions equal to one-tenth (1⁄10th) of the amount of regular quarterly distributions paid on an OP Unit, but will not receive any special distributions. After the end of the performance period, holders of earned LTIP Units, both vested and unvested, will be entitled to receive distributions in an amount per LTIP Unit equal to the distributions, both regular and special, payable on an OP Unit (which equal per share dividends (both regular and special) on our common stock). LTIP Units awarded with time-based vesting conditions only, both vested and unvested, are entitled to receive distributions in an amount per LTIP Unit equal to the distributions, both regular and special, payable on an OP Unit.

In February 2017, the named executive officers were permitted to elect to receive Class 2 LTIP Units in lieu of performance-based restricted stock units, and upon the elections of the named executive officers, the Compensation Committee awarded Class 2 LTIP Units to all of the named executive officers pursuant to the 2017 LTI Program. Subject to the conditions set forth in the Ninth Amendment to the Amended and Restated Agreement of Limited Partnership of the Operating Partnership and subject to the vesting conditions specified with respect to each Class 2 LTIP Unit (described below), each Class 2 LTIP Unit may be converted, at the election of the holder, into an OP Unit of the Operating Partnership provided that such Class 2 LTIP Unit has been outstanding for at least two years from the date of grant. A holder of OP Units has the right to require the Operating Partnership to redeem all or a portion of the OP Units held by the holder in exchange for a cash payment based on the market value of our common stock at the time of redemption. However, the Operating Partnership's obligation to pay the cash amount is subject the prior right of the Company to acquire such OP Units in exchange for either the cash amount or shares of our common stock.

The Class 2 LTIP Units are granted at maximum, and will vest only to the extent that pre-established performance metrics are met for the applicable performance period, subject to continuing employment. The 2017 LTI program award opportunity for the three-year performance period which commenced in 2017 has two separate tranches with different performance periods and vesting schedules, as follows: (i) 30% of the award opportunity has an FFO as Adjusted performance period of one year and one-half vested in February 2018 and one-half will vest in February 2019; (ii) 10% of the award opportunity has a 3-year cumulative FFO as Adjusted metric and will vest on the date the Compensation Committee determines performance in January or February of 2020; (iii) 30% of the award has a metric measured by the Company's 3-year TSR percentile ranks versus the NAREIT Apartment Index and will vest on the date the Compensation Committee determines performance in January or February of 2020; and (iv) 30% of the award opportunity has an absolute TSR performance period of three years and will vest on the date the Compensation Committee determines performance in January or February of 2020. In this way, the vesting conditions for the Class 2 LTIP Units are comparable to the vesting conditions applicable to our performance-based restricted stock units. Consistent with the treatment of other equity awards under the 1999 Plan, upon a Class 2 LTIP Unit holder's death or disability during his or her employment, or in the event of a change of control, all restrictions on outstanding awards shall lapse; otherwise, vesting shall cease upon the date that employment is terminated for any other reason. Holders of Class 2 LTIP Units have the same voting rights as limited partners holding OP Units in the Operating Partnership, with the LTIP Units voting together as a single class with the OP Units and having one vote per LTIP Unit, and holders of LTIP Units shall not be entitled to approve, vote on or consent to any other matter.

The metrics utilized for the 2017 LTI Program awards are as follows:

Performance Metric	Weighting	Range	Metric	Payout	Actual Result
1 Year FFO as Adjusted	30%	Threshold	$1.81	50%	
		Target	$1.85	100%	$1.87
		Maximum	$1.89	200%	
3-Year Relative Cumulative FFO as Adjusted	10%	Threshold	$ 5.69	50%	Because this is a 3 year metric, the result has not yet been determined
		Target	$ 5.91	100%	
		Maximum	$ 6.12	200%	
3-Year TSR Percentile Rank vs. NAREIT Apartment Index	30%	Threshold	30th	50%	Because this is a 3 year metric, the result has not yet been determined
		Target	50th	100%	
		Maximum	75th	200%	
Cumulative 3-Year Absolute TSR	30%	Threshold	15%	50%	Because this is a 3 year metric, the result has not yet been determined
		Target	25%	100%	
		Maximum	35%	200%	

The 2017 LTI Program awards were granted to Messrs. Toomey, Troupe, Davis, Alcock and Fisher, in the following amounts:

Total 2017 LTI Program Awards				
	Threshold	Target	Maximum	Actual Amount
Mr. Toomey	$ 1,750,000	$ 3,500,000	$ 7,000,000	TBD
Mr. Troupe	$ 550,000	$ 1,100,000	$ 2,200,000	TBD
Mr. Davis	$ 625,000	$ 1,250,000	$ 2,500,000	TBD
Mr. Alcock	$ 625,000	$ 1,250,000	$ 2,500,000	TBD
Mr. Fisher	$ 250,000	$ 500,000	$ 1,000,000	TBD

1 Year FFO as Adjusted (30% of 2017 LTI Program Award)				
	Threshold	Target	Maximum	Actual Amount
Mr. Toomey	$ 525,000	$ 1,050,000	$ 2,100,000	$ 1,575,000
Mr. Troupe	$ 165,000	$ 330,000	$ 660,000	$ 495,000
Mr. Davis	$ 187,500	$ 375,000	$ 750,000	$ 562,500
Mr. Alcock	$ 187,500	$ 375,000	$ 750,000	$ 562,500
Mr. Fisher	$ 75,000	$ 150,000	$ 300,000	$ 225,000

3 Year FFO as Adjusted 2017-2019 (10% of 2017 LTI Program Award)				
	Threshold	Target	Maximum	Actual Amount
Mr. Toomey	$ 175,000	$ 350,000	$ 700,000	TBD
Mr. Troupe	$ 55,000	$ 110,000	$ 220,000	TBD
Mr. Davis	$ 62,500	$ 125,000	$ 250,000	TBD
Mr. Alcock	$ 62,500	$ 125,000	$ 250,000	TBD
Mr. Fisher	$ 25,000	$ 50,000	$ 100,000	TBD

Cumulative 3 Year Absolute TSR 2017-2019 (30% of 2017 LTI Program Award)				
	Threshold	Target	Maximum	Actual Amount
Mr. Toomey	$ 525,000	$ 1,050,000	$ 2,100,000	TBD
Mr. Troupe	$ 165,000	$ 330,000	$ 660,000	TBD
Mr. Davis	$ 187,500	$ 375,000	$ 750,000	TBD
Mr. Alcock	$ 187,500	$ 375,000	$ 750,000	TBD
Mr. Fisher	$ 75,000	$ 150,000	$ 300,000	TBD

3 Year TSR Percentile Rank 2017-2019 (30% of 2017 LTI Program Award)				
	Threshold	Target	Maximum	Actual Amount
Mr. Toomey	$ 525,000	$ 1,050,000	$ 2,100,000	TBD
Mr. Troupe	$ 165,000	$ 330,000	$ 660,000	TBD
Mr. Davis	$ 187,500	$ 375,000	$ 750,000	TBD
Mr. Alcock	$ 187,500	$ 375,000	$ 750,000	TBD
Mr. Fisher	$ 75,000	$ 150,000	$ 300,000	TBD

See "Compensation Discussion and Analysis — *The Compensation of Our Named Executive Officers for 2017 — LTI Compensation.*"

Matching 401(k) Contributions

In 2017, Messrs. Toomey, Troupe, Davis, Alcock and Fisher each received a non-discretionary 401(k) matching contribution made by us in the amount of $8,100, $8,100, $8,100, $5,400 and $8,100, respectively. In 2016, Messrs. Toomey, Troupe, Davis and Alcock each received a non-discretionary 401(k) matching contribution made by us in the amount of $5,650, $7,950, $7,950 and $5,300, respectively. In 2015, Messrs. Toomey, Troupe, Davis and Alcock each received a non-discretionary 401(k) matching contribution made by us in the amount of $5,650, $7,950, $7,950 and $4,441, respectively.

Outstanding Equity Awards at 2017 Fiscal Year-End

The following table provides information concerning unexercised options, stock that has not vested and equity incentive plan awards for each named executive officer outstanding as of the end of the 2017 fiscal year:

	Option Awards					Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Option (#) Exercisable (b)	Number of Securities Underlying Unexercised Option (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
Thomas W. Toomey	1,680,672	--	--	$ 10.06	2/12/19	20,428	$ 786,887	--	--
						57,192	2,203,036	--	--
						--	--	70,280	$ 2,707,186
						--	--	163,394	6,293,937 (1)
						--	--	64,832	2,497,329 (1)
						--	--	76,192	2,934,916 (1)
						--	--	76,192	2,934,916 (1)
						--	--	25,398	978,331 (1)
Warren L. Troupe	150,000	--	--	$ 10.06	2/12/19	3,220	$ 124,034	--	--
						3,210	123,649	--	--
						--	--	25,769	$ 992,622
						--	--	10,561	406,810
						--	--	25,676	989,404 (1)
						--	--	20,375	784,845 (1)
						--	--	23,945	922,361 (1)
						--	--	23,945	922,361 (1)
						--	--	7,985	307,582 (1)
Jerry A. Davis						6,425	$ 247,491	--	--
						5,719	220,296	--	--
						5,490	211,475	--	--
						1,824	70,260	--	--
						--	--	25,769	$ 992,622
						--	--	17,999	693,321
						--	--	14,589	561,968 (1)
						--	--	23,155	891,931 (1)
						--	--	27,211	1,048,168 (1)
						--	--	27,211	1,048,168 (1)
						--	--	9,070	349,376 (1)
Harry G. Alcock						8,579	$ 330,463	--	--
						5,490	211,475	--	--
						1,824	70,260	--	--
						--	--	25,769	$ 992,622
						--	--	17,999	693,321
						--	--	14,589	561,968 (1)
						--	--	23,155	891,931 (1)
						--	--	27,211	1,048,168 (1)
						--	--	27,211	1,048,168 (1)
						--	--	9,070	349,376 (1)
Joseph D. Fisher						27,816	$ 1,071,472	--	--
						--	--	2,155	$ 83,011
						--	--	2,155	83,011
						--	--	2,155	83,011
						--	--	719	27,696
						--	--	4,630	178,348 (1)
						--	--	5,442	209,626 (1)
						--	--	5,442	209,626 (1)
						--	--	1,816	69,952 (1)

(1) LTIP Units granted at maximum including estimated dividend equivalent shares, subject to forfeiture based upon final performance.

The following table provides grant and vesting dates as of December 31, 2017 for each of the unvested stock awards listed in the table above:

	Grant Date	Unvested Shares or Units	Vesting Date
Thomas W. Toomey	1/2/2015	70,280	vests on 2/2018
	2/5/2016	20,428	vests on 2/2018
	2/5/2016	163,394	vests on 2/2019
	1/2/2017	64,832	1/2 vests on 2/2018 and 2/2019
	1/2/2017	177,782	vests on 2/2020
	2/2/2017	57,192	1/4 vests on 2/2018, 2/2019, 2/2020 and 2/2021
Warren L. Troupe	1/2/2015	25,769	vests on 2/2018
	2/5/2016	6,430	vests on 2/2018
	2/5/2016	36,237	vests on 2/2019
	1/2/2017	20,375	1/2 vests on 2/2018 and 2/2019
	1/2/2017	55,875	vests on 2/2020
Jerry A. Davis	1/2/2015	25,769	vests on 2/2018
	2/5/2016	6,425	1/3 vests on 2/2018, 2/2019 and 2/2020
	2/5/2016	7,314	vests on 2/2018
	2/5/2016	32,588	vests on 2/2019
	1/2/2017	23,155	1/2 vests on 2/2018 and 2/2019
	1/2/2017	63,492	vests on 2/2020
	2/2/2017	5,719	1/3 vests on 2/2018, 2/2019 and 2/2020
Harry G. Alcock	1/2/2015	25,769	vests on 2/2018
	2/5/2016	7,314	vests on 2/2018
	2/5/2016	32,588	vests on 2/2019
	1/2/2017	23,155	1/2 vests on 2/2018 and 2/2019
	1/2/2017	63,492	vests on 2/2020
	2/2/2017	8,579	1/3 vests on 2/2018, 2/2019 and 2/2020
Joseph D. Fisher	1/2/2017	27,816	1/4 vests on 1/2018, 1/2019, 1/2020 and 1/2021
	1/2/2017	6,785	1/2 vests on 2/2018 and 2/2019
	1/2/2017	17,729	vests on 2/2020

Option Exercises and Stock Vested

The following table provides information concerning exercise of stock options and vesting of stock during the 2017 fiscal year for each of the named executive officers:

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Thomas W. Toomey	187,751	$ 2,763,695	97,332	$ 3,393,414
Warren L. Troupe	216,540	$ 3,352,039	34,630	$ 1,207,239
Jerry A. Davis	--	--	39,775	$ 1,388,064
Harry G. Alcock	--	--	35,514	$ 1,238,153
Joseph D. Fisher	--	--	5,563	$ 199,990

Pension Benefits Table

We do not have any pension plans for our associates. We do have a 401(k) plan and our matching contributions are included in the Summary Compensation Table under the heading "All Other Compensation."

Nonqualified Deferred Compensation Table

We do not have any nonqualified deferred compensation plans for our associates.

Employment and Other Agreements

We do not have employment agreements or arrangements with any of our other named executive officers other than the agreements and compensation programs described elsewhere in this proxy statement.

In November 2016, we entered into an aircraft time-share agreement with each of Messrs. Toomey and Troupe, which replaced prior agreements entered into in December 2011. Under each aircraft time-share agreement, we have agreed to lease an aircraft, including crew and flight services, to Messrs. Toomey and

Troupe for personal flights from time to time upon their request. Messrs. Toomey and Troupe will pay us a lease fee as may be set by the board from time to time for the flight expenses that may be charged under applicable regulations. We will invoice Mr. Toomey and Mr. Troupe on the last day of the month in which any respective flight occurs. Each aircraft time-share agreement will remain in effect until terminated by either party upon ten days' prior written notice. Each agreement automatically terminates upon the date either Mr. Toomey or Mr. Troupe, respectively, are no longer employed by us.

In 2017, Mr. Toomey paid us $145,840 and Mr. Troupe paid us $7,040 for aircraft lease payments as contemplated by these agreements.

The Company also permits Mr. Toomey and Mr. Troupe to utilize corporate aircraft in which the Company owns fractional interests for limited personal travel, including travel by guests. The incremental cost of such travel, which represents the non-reimbursed cost of using the Company's fractional interests for the travel, is included in the Summary Compensation Table, above.

Post-Employment Compensation — Severance, Change of Control and Other Arrangements

Change of Control. Under the provisions of our 1999 Long-Term Incentive Plan, all outstanding options, stock appreciation rights and other awards that may be exercised generally become fully exercisable and all restrictions on outstanding awards will lapse upon the occurrence of a change of control unless otherwise provided in the award agreement. "Change of control" is defined in the Plan as (1) a merger or consolidation in which we are not the surviving entity, except for a transaction the principal purpose of which is to change the state in which we are incorporated; (2) the transfer or sale of all or substantially all of our assets other than to an affiliate or subsidiary of ours; (3) the liquidation of our Company; (4) the acquisition by any person, or by a group of persons acting in concert, of more than 50% of our outstanding voting securities, which results in the resignation or addition of 50% or more independent members of our board; (5) certain reverse mergers in which the Company is the surviving entity or (6) a change in the composition of the board over a period of 12 months or less such that a majority of the board ceases, by reason of one or more contested elections, to be comprised of individuals who are "continuing directors" (as defined in the Plan). The Plan also provides an exception to the rule that the Compensation Committee may provide that unexercised awards will expire in the event of a change in control if the change in control results from a change in the composition of the board, including a change in the composition of the board resulting from the acquisition of more than 50% of the Company's outstanding voting securities.

If a change in control occurred effective as of December 31, 2017, the value of the cash payments and the benefits provided (based on the exercise of options and the release of restrictions on previously granted stock awards) to each of the named executive officers would have been as follows:

Name	Cash Payments	Value of Outstanding Options	Value of Outstanding Restricted Stock Awards	Total
Thomas W. Toomey	--	$ 47,831,925	$ 21,336,536	$ 69,168,461
Warren L. Troupe	--	$ 4,269,000	$ 5,573,305	$ 9,842,305
Jerry A. Davis	--	--	$ 6,335,076	$ 6,335,076
Harry G. Alcock	--	--	$ 6,197,752	$ 6,197,752
Joseph D. Fisher	--	--	$ 2,015,752	$ 2,015,752

Death, Disability or Retirement. Our 1999 Long-Term Incentive Plan provides that, unless otherwise provided in the award agreement, upon a participant's death, disability or retirement, all outstanding options, stock appreciation rights and other awards that may be exercised shall become fully exercisable, and all restrictions on outstanding stock awards shall lapse. If the death, disability or retirement of each of our named executive officers occurred as of December 31, 2017, the benefits provided (based upon the exercise of options and the release of restrictions on previously granted stock awards) would have been as follows:

Name	Value of Outstanding Options		Value of Outstanding Restricted Stock Awards		Total	
Thomas W. Toomey	$	47,831,925	$	21,336,536	$	69,168,461
Warren L. Troupe	$	4,269,000	$	5,573,305	$	9,842,305
Jerry A. Davis		--	$	6,335,076	$	6,335,076
Harry G. Alcock		--	$	6,197,752	$	6,197,752
Joseph D. Fisher		--	$	2,015,752	$	2,015,752

Severance Benefits. We believe that, in order to attract and retain the best management talent, companies should provide reasonable severance benefits to employees. We believe these severance benefits should reflect the fact that it may be difficult for employees to find comparable employment within a short period of time. They also should disentangle the Company from the former employee as soon as practicable. With respect to our senior management, severance benefits are individually negotiated.

We currently do not have any contractual severance arrangements with our named executive officers.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the median annual total compensation of all of our employees and the annual total compensation of Mr. Toomey. For fiscal 2017, the median of the annual total compensation of all employees of UDR (other than Mr. Toomey) was $60,162, and the annual total compensation of Mr. Toomey, as reported in the Summary Compensation Table included elsewhere in this Proxy Statement, was $7,780,919. Based on this information, for fiscal 2017, the ratio of the annual total compensation of Mr. Toomey to the median of the annual total compensation of all employees of UDR (other than Mr. Toomey) was 129 to 1.

As disclosed in our proxy statement for the 2017 annual meeting, in February 2017 Mr. Toomey was granted a special bonus consisting of $2,000,000 in Class 1 LTIP Units in recognition of his accomplishments in leading the Company since 2001 and the Company being added to the S&P 500 Index. Excluding that special bonus, Mr. Toomey's annual total compensation, calculated in the manner required for reporting in the Summary Compensation Table included elsewhere in this proxy statement, would have been $5,780,919 in fiscal 2017, and the ratio of his annual total compensation to the median of the annual total compensation of all employees of UDR (other than Mr. Toomey) would have been 96 to 1.

The ratio of the annual total compensation of Mr. Toomey to the median of the annual total compensation of all employees of UDR (other than Mr. Toomey) presented above is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. This ratio is not comparable to the ratio reported by other public companies, because each company uses its own assumptions, methodologies and estimates when computing the ratio.

To identify the median of the annual total compensation of all our employees, as well as to determine the annual total compensation of our median employee and Mr. Toomey, we took the following steps:

- We determined that, as of December 28, 2017, our employee population consisted of approximately 1,545 individuals, with all of these individuals located in the United States. This population consisted of our full-time, part-time, and temporary employees, and does not include any independent contractors that we have engaged.

- To identify the median employee from our employee population, we compared the amount of total compensation (consisting of salaries, rent discounts, 401(k) matching, benefits paid by us, commissions, bonuses and incentive plan awards) of our employees as reflected in our payroll records as of December 28, 2017. We identified our median employee using this compensation measure, which was consistently applied to all employees included in the calculation.

- Once we identified our median employee, we combined all of the elements of such employee's compensation for fiscal 2017 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in annual total compensation of $60,162.

- For the annual total compensation of Mr. Toomey, we used the amount reported in the "Total" column (column (j)) of our 2017 Summary Compensation Table included in this proxy statement.

This information is being provided for compliance purposes. Neither the Compensation Committee nor the management of the Company used the pay ratio measure in making compensation decisions.

Compensation Risks

We have reviewed our overall compensation programs and practices for our employees, and we believe that any risks arising from those compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. In reaching this conclusion, we reviewed the incentives created by our compensation policies and practices, how those incentives may create risks, and the mitigating factors or controls that addressed the potential adverse effect of any such risks. As with the compensation programs and practices in place for our executive officers, we do not believe that any of our incentive compensation arrangements for employees encourage them to take unnecessary or excessive risks that could threaten the value of our Company.

Transactions with Related Persons

Our board has adopted a policy relating to the review, approval and ratification of transactions with related persons. The Company recognizes that there are situations where related person transactions may be in, or not inconsistent with, the best interest of the Company and therefore the board adopted a written policy to provide a procedure for the review, approval or ratification of related person transactions. The policy applies to any transaction, the amount of which exceeds $120,000, between the Company and any person who is a director, executive officer or the beneficial owner of more than 5% of any class of the Company's voting securities, and in which such related person had, has or will have a direct or indirect interest. Any related person transaction is subject to approval by the board or the executive committee of the board. To access the guidelines on our website, click on "Investor Relations" and then click on "Corporate Governance."

Equity Compensation Plan Information

The following table provides information about shares of our common stock that we may issue upon the exercise of options, warrants and rights under our existing equity compensation plans. All information is provided as of December 31, 2017. Our 1999 Long-Term Incentive Plan is our only stockholder approved equity compensation plan.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by the security holders	1,830,672	$ 10.06	9,003,396
Equity compensation plans not approved by the security holders	—	—	—
Total	1,830,672	$ 10.06	9,003,396

The weighted average remaining term of the outstanding options is 1.1 years and we have no unvested full value awards outstanding as of December 31, 2017.

AUDIT COMMITTEE REPORT

Notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate this proxy statement or future filings with the Securities and Exchange Commission, in whole or part, the following report shall not be deemed to be incorporated by reference into any such filing.

The Audit Committee has reviewed and discussed our unaudited financial statements for the quarters ended March 31, June 30 and September 30, 2017 and our December 31, 2017 audited financial statements with management and with Ernst & Young LLP, our independent accountants. Each member of the Audit Committee is "independent" in accordance with the applicable corporate governance listing standards of the NYSE.

The Audit Committee has also discussed with Ernst & Young LLP the matters required to be discussed by Auditing Standard No. 1301, *Communications with Audit Committees,* as adopted by the Public Company Accounting Oversight Board.

In addition, the Audit Committee has received from Ernst & Young LLP the written disclosures required by Rule 3526 of the Public Company Accounting Oversight Board, *Communication with Audit Committees Concerning Independence,* regarding their independence, and has discussed with Ernst & Young LLP their independence relative to us, including whether the provision of their services is compatible with maintaining Ernst & Young LLP's independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the board that the December 31, 2017 audited financial statements be included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission.

> AUDIT COMMITTEE
> Clint D. McDonnough, Chair
> Katherine A. Cattanach
> Robert P. Freeman
> Mary Ann King

AUDIT MATTERS

Audit Fees

In connection with the audit of the 2017 financial statements, we entered into an engagement agreement with Ernst & Young LLP which set forth the terms by which Ernst & Young LLP will perform audit services for us. That agreement is subject to alternative dispute resolution procedures.

The following table sets forth the aggregate fees billed or to be billed by Ernst & Young LLP for the following services during fiscal 2017 and fiscal 2016:

Description of Services	2017	2016
Audit Fees[1]	$ 1,428,839	$ 1,439,755
Audit-Related Fees[2]	—	120,000
Tax Fees[3]	157,532	233,850
All Other Fees	—	—
Total	$ 1,586,371	$ 1,793,605

(1) Audit fees consist of fees for the audit and review of the Company's consolidated financial statements, acquisition audits, statutory audits, comfort letters, consents, debt covenant letters and assistance with and review of documents filed with the SEC.

(2) Audit-related fees consist of fees for audit-related services for partnership and benefit plan audits, review of proxy materials, accounting advice in connection with specific transactions, internal control reviews and various attestation engagements.

(3) Tax fees consist of fees for tax compliance, tax advisory services (1031 and state planning) and tax planning.

Pre-Approval Policies and Procedures

The charter of the Audit Committee provides that the Audit Committee is responsible for the pre-approval of all audit and permitted non-audit services to be performed for the Company by the independent auditors. All of the fees paid to the independent auditors that are shown in the chart above for 2017 were approved by the Audit Committee in accordance with the procedures described below.

The Audit Committee reviews at its meetings audit and non-audit services proposed to be provided by the independent registered public accounting firm. The Committee has delegated to the Chair, or an alternate member of the Audit Committee, the authority to grant pre-approvals if either deems it necessary or appropriate to consider a pre-approval request without a meeting of the full Audit Committee. Pre-approvals by the Chair or alternate member are reviewed with the Audit Committee at its next regularly scheduled meeting.

In considering the pre-approval of proposed audit or non-audit services by the independent auditors, management reviews with the Audit Committee or its delegate, a description of and the budget for the proposed service and the reasons that the independent auditors are being requested to provide the services, including any possible impact on the independence of the independent auditors. Additional Audit Committee approval is required if the pre-approved services exceed the pre-approved budgeted amount for the services.

PROPOSAL NO. 2
RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

Ernst & Young LLP, independent registered public accounting firm, served as our auditors for fiscal 2017. Our Audit Committee has selected Ernst & Young LLP to audit our financial statements for fiscal 2018. We expect that a representative of Ernst & Young LLP will be present at the meeting, will have the opportunity to make a statement if he or she desires to do so and will be available to answer any appropriate questions from stockholders.

Vote Required and Board of Directors' Recommendation

Although it is not required to do so, the board is submitting the Audit Committee's selection of our independent registered public accounting firm for ratification by the stockholders at the meeting in order to ascertain the view of our stockholders regarding such selection. The affirmative vote of a majority of the votes cast at the meeting will be required to approve this proposal. In the event the stockholders do not ratify this appointment, the Audit Committee will reconsider its selection, but still may determine that the appointment of our independent registered public accounting firm is in the best interests of the Company and its stockholders. Even if the appointment is ratified by the stockholders, the Audit Committee, in its discretion, may appoint a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and its stockholders.

 **Our board recommends that the stockholders vote "FOR"**

**the ratification of the appointment of Ernst & Young LLP
as our independent registered public accounting firm for fiscal 2018.**

PROPOSAL NO. 3
ADVISORY VOTE ON EXECUTIVE COMPENSATION

Section 14A of the Exchange Act enables our stockholders to vote to approve, on an advisory basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with the SEC's rules.

As described in detail under the heading "*Executive Compensation — Compensation Discussion and Analysis*," our executive compensation programs are designed to attract and retain executive talent and to align the interests of our named executive officers with the interests of the Company and our stockholders by providing market competitive compensation that is closely tied to short-term and long-term performance goals set by our Compensation Committee. The compensation of our named executive officers is comprised of a mix of base salary, short-term incentive compensation and long-term incentive compensation. Please read the "*Executive Compensation*" section beginning on page 27, which includes the Compensation Discussion and Analysis, the tabular disclosure regarding the compensation of our named executive officers and the accompanying narrative disclosure set forth in this proxy statement for additional details about our executive compensation programs, including information about the fiscal year 2017 compensation of our named executive officers.

We are asking our stockholders to indicate their support for our named executive officer compensation as described in this proxy statement. Accordingly, our board is asking our stockholders to cast a non-binding advisory vote "FOR" the following resolution at the annual meeting:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2018 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation Table and the other related tables and disclosure."

Vote Required and Board of Directors' Recommendation

The vote on the compensation of our named executive officers as disclosed in this proxy statement is advisory, and therefore not binding on the Company, the Compensation Committee or our board. Our board and our Compensation Committee value the opinions of our stockholders and to the extent there is any significant vote against the named executive officer compensation as disclosed in this proxy statement, we will consider our stockholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns. We have determined that our stockholders should cast an advisory vote on the compensation of our named executive officers on an annual basis. Unless this policy changes, the next advisory vote on the compensation of our named executive officers will be at the 2019 annual meeting of stockholders. The affirmative vote of a majority of votes cast is required to approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation Table and the other related tables and disclosure.

✓ **Our board recommends that the stockholders vote "FOR" the approval of the compensation of our named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission.**

PROPOSAL NO. 4
AMENDMENT TO OUR CHARTER

On February 15, 2018, the board adopted an amendment to the Company's Articles of Restatement, as amended and supplemented to date (the "Charter") to remove Section 8.1 therefrom, and has recommended that our stockholders approve the amendment at the 2018 annual meeting. Section 8.1 of the Charter currently provides that the board shall have the exclusive power to adopt, amend or repeal the Company's bylaws in accordance with the terms of the bylaws. The amendment to the Charter would permit the board to adopt an amendment to Section 8.5 of the Company's bylaws to permit stockholders to amend the bylaws under certain circumstances. The amendment to the bylaws would permit the stockholders of the Company to amend the Company's bylaws by the affirmative vote of the holders of a majority of the outstanding shares of the Company's common stock pursuant to a proposal submitted by any stockholder or group of up to 20 stockholders holding at least 3 percent of the outstanding shares of the Company's Common Stock for at least 3 years (the "Ownership Threshold"). A stockholder proposal submitted under new Section 8.5 may not alter or repeal Article VII of the bylaws (dealing with indemnification of certain persons) or Section 8.5 of the bylaws, without the approval of any indemnitees adversely affected by the proposal or the Board of Directors, respectively.

As a Maryland corporation, we are permitted, but not required, to vest the right to amend the bylaws solely in the board and not in the stockholders. Like many of our REIT peers that are organized under Maryland law, our Charter expressly reserved the right to amend the bylaws with the board. We believe that our board is in the best position to evaluate and determine the Company's governance practices; however, the board recognizes that some of our stockholders may be interested in seeking to propose adopting binding bylaws to address specific governance matters, and for that reason the board has adopted an amendment to the Charter that would permit such proposals in appropriate circumstances.

The board believes the Ownership Threshold described above enables stockholders who hold a meaningful stake in the Company for more than a brief period of time to propose binding amendments to the Company's bylaws. We have discussed allowing our stockholders to amend the bylaws, including such right being subject to an ownership limit, with a number of our stockholders, including substantially all of our larger stockholders. In such discussions, our stockholders generally indicated support for an ownership limit with respect to bylaw amendments higher than that currently contemplated by Rule 14a-8 as promulgated by the Securities and Exchange Commission. Given that stockholder feedback and in order to have consistency among stockholder provisions, the board believes that the ownership limit, which is consistent with provisions allowing stockholders to propose nominees for the board that are included in our proxy statement, is appropriate and provides stockholders with a meaningful ability to propose amendments to our bylaws.

If our stockholders approve the amendment to our Charter, the board will adopt an amendment to the bylaws as described above.

If our stockholders do not approve the amendment to our Charter, the Charter will continue in effect as currently stated, the bylaws will not be amended and our board would continue to have the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

Vote Required and Board of Directors' Recommendation

Approval of the proposed amendment to remove Section 8.1 of the Charter requires the affirmative vote of a majority of the shares of common stock outstanding and entitled to vote thereon.

 **Our board recommends that the stockholders vote to approve the proposed amendment to our Charter.**

FREQUENTLY ASKED QUESTIONS ABOUT THE ANNUAL MEETING

Why did you provide this proxy statement to me?

We are providing this proxy statement and proxy card to you on the Internet or, upon your request, we are sending printed versions of this proxy statement and proxy card to you by mail, because you owned shares of our common stock and/or our Series E preferred stock or our Series F preferred stock at the close of business on March 26, 2018, which is the record date for the meeting. This proxy statement describes matters on which we would like you, as a stockholder, to vote. It also gives you information on these matters so that you can make an informed decision.

The holders of shares of our common stock and our Series E and Series F preferred stock outstanding at the close of business on the record date are entitled to receive notice of the meeting and are entitled to one vote for each share held on each proposal presented at the meeting. Cumulative voting is not permitted. At the record date of March 26, 2018, we had 267,583,892 shares of common stock, 2,780,994 shares of our Series E preferred stock and 15,805,518 shares of Series F preferred stock issued and outstanding.

When you vote, you appoint James D. Klingbeil and Thomas W. Toomey, or either of them, as your representatives at the meeting. Messrs. Klingbeil and Toomey will vote your shares at the meeting as you instructed them when you voted. This way, your shares will be voted whether or not you attend the meeting. Even if you plan to attend the meeting, you should vote by telephone, through the Internet or, if you have requested and received a paper copy of the proxy statement, by completing, signing and returning the paper proxy card enclosed with this proxy statement in advance of the meeting, in case your plans change.

Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

In accordance with rules and regulations adopted by the SEC, instead of mailing a printed copy of our proxy materials to each stockholder of record, we may furnish proxy materials, including this proxy statement and our 2017 Annual Report, by providing access to such documents on the Internet. Most stockholders will not receive printed copies of the proxy materials unless they request them, in which case printed copies of the proxy materials will be provided at no charge.

Instead of mailing a printed copy of our proxy materials to each stockholder of record, a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") was mailed to such stockholders on or about April 9, 2018 that instructs you as to how you may access and review all of the proxy materials on the Internet. The Notice of Internet Availability also instructs you as to how you may submit your proxy on the Internet or by telephone.

Any stockholder may request to receive proxy materials in printed form by mail or electronically by e-mail on an ongoing basis by following the instructions set forth in the Notice of Internet Availability. Choosing to receive future proxy materials by e-mail will save us the cost of printing and delivering documents to stockholders and will reduce the environmental impact of our annual meetings. A stockholder's election to receive proxy materials by e-mail will remain in effect until the stockholder terminates the election.

What constitutes a quorum in order to hold and transact business at the meeting?

The presence, in person or by proxy, of holders of at least a majority of the total number of shares of our outstanding common stock, Series E preferred stock and Series F preferred stock, taken together, as of the record date, constitutes a quorum that is required to hold the meeting and to conduct business. If a quorum is not present at the meeting, the meeting may be adjourned from time to time until a quorum is obtained. Your shares will be counted as being present at the meeting if you vote your shares in person at the meeting, if you vote your shares by telephone or through the Internet, or if you submit a properly executed proxy card. Votes against a particular proposal will be counted to determine the presence of a quorum. Abstentions, broker non-votes, which are explained below, and shares as to which authority to vote on any proposal is withheld, are each included in the determination of the number of shares present at the meeting for purposes of obtaining a quorum. Each will be tabulated separately.

How do I vote?

For Shares Directly Registered in Your Name:	If you hold your shares in your own name as holder of record with Wells Fargo Shareowner Services, there are four different ways to vote:

- *Internet:* You can go to www.proxyvote.com and vote through the Internet.

- *Telephone:* You can submit your vote by proxy over the telephone by following the instructions provided on the separate proxy card if you received a printed set of the proxy materials.

- *Mail:* If you have requested and received a paper copy of the proxy statement, you can mark, sign, date and return the paper proxy card enclosed with the proxy statement in the postage-paid envelope that we have provided to you. Please note that if you vote through the Internet or by telephone, you do not need to return your proxy card.

- *In person:* If you are a stockholder as of the record date, you may vote in person at the meeting. Submitting a proxy prior to the meeting will not prevent a stockholder from attending the meeting and voting in person.

All valid proxies received and not revoked prior to the meeting will be voted in accordance with each stockholder's instructions.

For Shares Held in "Street Name:"	If your shares are held by a brokerage firm, bank or other nominee (i.e., in "street name"), you will receive instructions from your nominee that you must follow in order to have your shares voted. "Street name" stockholders who wish to vote in person at the meeting will need to obtain a proxy form from the brokerage firm, bank or other nominee that holds their shares of record.

In addition, a number of brokers and banks are participating in a program provided through Broadridge Financial Solutions, Inc. ("Broadridge") that offers telephone and Internet voting options. This program is different from the program provided by Wells Fargo Shareowner Services for shares registered directly in the name of the stockholder. If your shares are held in an account with a broker or a bank participating in the Broadridge program, you may vote those shares telephonically by calling the telephone number shown on the voting form received from your broker or bank, or via the Internet at the Broadridge voting website *(*www.proxyvote.com*).*

How will my proxy be voted?

All shares represented by properly executed proxies received in time for the meeting will be voted at the meeting in accordance with the instructions marked thereon or otherwise as provided therein, unless such proxies have previously been revoked. Unless instructions to the contrary are marked, or if no instructions are specified, shares represented by proxies will be voted:

- FOR the election of all nominees for director.

- FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2018.

- FOR the approval, on an advisory basis, of the compensation of our named executive officers disclosed in this proxy statement.

- FOR approval of the amendment to our Charter.

Will other matters be voted on at the annual meeting?

We have not received notice of any other matters that may properly be presented at the meeting. However, if a matter comes up for vote at the meeting that is not described in this proxy statement or listed on the proxy card, Messrs. Klingbeil and Toomey will vote your shares, under your proxy, in their discretion. It is the intention of Messrs. Klingbeil and Toomey to vote the shares they represent as directed by the board.

Can I revoke my proxy and change my vote?

Yes. If you are a record holder of your shares, you may revoke your proxy at any time prior to the date of the meeting by:

- submitting a later-dated vote in person at the meeting, through the Internet, by telephone or, if you originally voted by returning a paper proxy card to us, by mail; or

- delivering instructions to the attention of the Corporate Secretary at 1745 Shea Center Drive, Suite 200, Highlands Ranch, Colorado 80129-1540. Any notice of revocation sent to us must include the stockholder's name and must be received prior to the date of the meeting to be effective.

If you hold your shares in "street name," you should follow the directions provided by your broker or other nominee regarding how to revoke your proxy.

What vote is required for the proposals if a quorum is present?

- The affirmative vote of a majority of the votes cast is required for the election of a director in Proposal 1.

- The affirmative vote of a majority of the votes cast is required to approve Proposal No. 2, the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2018.

- The affirmative vote of a majority of the votes cast is required to approve, on an advisory basis, the compensation of our named executive officers disclosed in this proxy statement, as specified in Proposal No. 3.

- The affirmative vote of a majority of the shares outstanding and entitled to vote thereon is required for approval of the amendment to our Charter, as specified in Proposal No. 4.

What is an abstention, and how will it affect the vote on a proposal?

An "abstention" occurs when the beneficial owner of shares is present, in person or by proxy, and entitled to vote at the meeting (or when a nominee holding shares for a beneficial owner is present and entitled to vote at the meeting), but such person does not vote on the particular proposal. For purposes of Proposal Nos. 1, 2 and 3, abstentions will not be counted as votes cast and will have no effect on the results of the vote with respect to such proposals. For Proposal No. 4, abstentions will have the effect of a vote against the proposal. Abstentions will be considered present for the purpose of determining the presence of a quorum.

What are broker non-votes, and how will they affect the vote on a proposal?

A "broker non-vote" occurs when a broker or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have the discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner. Under applicable rules, brokers or other nominees have discretionary voting power with respect to matters that are considered routine, but not with respect to non-routine matters. A broker or other nominee cannot vote without instructions on non-routine matters, therefore there may be broker non-votes on any such proposals. Broker non-votes will have no effect on the voting results for Proposal Nos. 1, 2 and 3. Broker non-votes will have the effect of a vote against Proposal No. 4. Broker non-votes will be considered present for the purpose of determining the presence of a quorum.

The effect of broker non-votes is summarized in the table below:

	Proposal No. 1: Election of Directors	Proposal No. 2: Ratification of Independent Registered Public Accounting Firm	Proposal No. 3: Advisory Vote on Executive Compensation	Proposal No. 4: Amendment to Our Charter
Status of the matter	Non-routine	Routine	Non-Routine	Non-Routine
Possibility of broker non-votes on the Proposal	Yes	No	Yes	Yes
Status of broker non-votes for purposes of determining whether stockholder approval has been obtained for the Proposal	Broker non-votes are not deemed to be votes cast	N/A	Broker non-votes are not deemed to be votes cast	Broker non-votes have the effect of a vote against
Status of broker non-votes for quorum purposes	Considered present	N/A	Considered present	Considered present

Who will tabulate the votes?

Broadridge will tabulate votes cast by proxy by an automated system. Votes cast by proxy or in person at the meeting will be counted by the persons appointed by us to act as election inspectors for the meeting.

Who is soliciting the proxy, and who will pay for the proxy solicitation?

This solicitation is being made on behalf of our board, but may also be made without additional remuneration by our officers or employees by telephone, telegraph, facsimile transmission, e-mail or personal interview. We will bear the expense of the preparation, printing and delivery of the enclosed form of proxy, notice of annual meeting of stockholders and this proxy statement and any additional materials relating to the meeting that may be furnished to our stockholders by our board subsequent to the furnishing of this proxy statement. We will reimburse banks and brokers who hold shares in their name or custody, or in the name of nominees for others, for their out-of-pocket expenses incurred in forwarding copies of the proxy materials to those persons for whom they hold such shares. To obtain the necessary representation of stockholders at the meeting, supplementary solicitations may be made by mail, telephone or interview by our officers or employees, without additional compensation.

Where do I find the voting results of the meeting?

We will announce the preliminary voting results at the meeting and publish the final results in a Current Report on Form 8-K filed with the SEC within four business days following the meeting.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership on Form 3 and changes in ownership on Form 4 or 5 with the SEC. Such executive officers, directors and 10% stockholders are also required by SEC rules to furnish us with copies of all Section 16(a) reports they file.

To our knowledge, based solely on our review of the copies of such forms received by us or written representations from certain reporting persons that no other reports were required for such persons, we believe that, during fiscal 2017, our executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

Delivery of Voting Materials

To reduce the expenses of delivering duplicate materials to our stockholders, we are delivering one copy of the Notice of Internet Availability to stockholders who share the same address unless otherwise requested. The Notice of Internet Availability will instruct you as to how you may access and review all of the proxy materials on the Internet. The Notice of Internet Availability also instructs you as to how you may submit your proxy through the Internet. If you would like to receive a paper or e-mail copy of the proxy materials, you should follow the instructions for requesting such materials in the Notice of Internet Availability.

If you share an address with another stockholder and have received only one copy of the Notice of Internet Availability, and would like to request a separate copy of the Notice of Internet Availability, you may write or call us to request a separate copy of the Notice of Internet Availability at no cost to you. For future annual meetings, you may request a separate copy of the Notice of Internet Availability or request that we only send one copy of the Notice of Internet Availability to you if you are receiving multiple copies by calling us at (720) 283-6120 or by writing to us to the attention of Investor Relations, 1745 Shea Center Drive, Suite 200, Highlands Ranch, Colorado 80129-1540.

Annual Report

We will, upon written request and without charge, provide to any person solicited hereunder, a copy of our Annual Report on Form 10-K for the year ended December 31, 2017, including financial statements and financial statement schedules, as filed with the SEC. Requests should be addressed to the attention of Investor Relations, 1745 Shea Center Drive, Suite 200, Highlands Ranch, Colorado 80129-1540.

Stockholder Proposals for the 2019 Annual Meeting of Stockholders

The submission deadline for stockholder proposals to be included in our proxy materials for the 2019 annual meeting of stockholders pursuant to Rule 14a-8 under the Exchange Act is November 10, 2018, except as may otherwise be provided in Rule 14a-8. All such proposals must be in writing and should be sent to our Corporate Secretary at 1745 Shea Center Drive, Suite 200, Highlands Ranch, Colorado 80129-1540.

Advance Notice Procedures for the 2019 Annual Meeting of Stockholders

In accordance with our bylaws, any stockholder who intends to submit a proposal at our 2019 annual meeting of stockholders, or bring a director nominee before the meeting, must, in addition to complying with applicable laws and regulations and the requirements of our bylaws, provide written notice to us for consideration no sooner than October 11, 2018 and no later than November 10, 2018. Such notice should be sent to our Corporate Secretary at 1745 Shea Center Drive, Suite 200, Highlands Ranch, Colorado 80129-1540. Please refer to the full text of our advance notice Bylaw provisions for additional information and requirements. A copy of our bylaws may be obtained by writing to our Corporate Secretary at the address listed above or by visiting the Investor Relations page of our website at ir.udr.com and then clicking on "Corporate Governance."

Proxy Access Procedures for the 2019 Annual Meeting of Stockholders

In order to be eligible to require that the Company include an eligible stockholder nominee in the proxy materials for the 2019 annual meeting of stockholders pursuant to Section 2.15 of the Company's bylaws, an eligible stockholder must provide to the Company, in proper form and within the times specified, (i) a written notice expressly electing to have such stockholder nominee included in the Company's proxy materials pursuant to Section 2.15 (a "Notice of Proxy Access Nomination") and (ii) any updates or supplements to such Notice of Proxy Access Nomination. To be timely, the Notice of Proxy Access Nomination must be so delivered or mailed to and received at the principal executive offices of the corporation not less than one hundred twenty (120) days (November 10, 2018) nor more than one hundred fifty (150) days (October 11, 2018) prior to the one-year anniversary of the date on which the Company first mailed its proxy materials for the 2018 annual meeting of stockholders. Such notice should be sent to our Corporate Secretary at 1745 Shea Center Drive, Suite 200, Highlands Ranch, Colorado 80129-1540. Please refer to the full text of our advance notice Bylaw provisions for additional information and requirements. A copy of our bylaws may be obtained by writing to our Corporate Secretary at the address listed above or by visiting the Investor Relations page of our website at ir.udr.com and then clicking on "Corporate Governance."

It is important that proxies be returned promptly. We depend upon all stockholders promptly signing and returning the enclosed proxy to avoid costly solicitation. You can save us considerable expense by signing and returning your proxy at once. You may also vote electronically through the Internet or by telephone as shown on the enclosed proxy card and as discussed above.

Dated: April 9, 2018

For the Board of Directors
UDR, INC.

WARREN L. TROUPE
Senior Executive Vice President
and Corporate Secretary

DEFINITIONS

Net Debt-to-EBITDA - adjusted for non-recurring items: The Company defines Net Debt-to-EBITDA - adjusted for non-recurring items as total consolidated debt net of cash and cash equivalents divided by EBITDA - adjusted for non-recurring items. EBITDA is defined as net income/(loss), excluding the impact of consolidated interest expense, real estate depreciation and amortization of wholly owned and joint venture communities, other depreciation and amortization and income tax provision/(benefit), net. EBITDA - adjusted for non-recurring items is defined as EBITDA excluding the impact of other non-recurring items including, but not limited to, net gain/(loss) on the sale of real estate owned and casualty-related expenses and recoveries of wholly owned and joint venture communities.

Management considers Net Debt-to-EBITDA - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its debt obligations as well as compare leverage against that of its peer REITs. A reconciliation between net income/(loss) and EBITDA - adjusted for non-recurring items is provided below (dollars in thousands).

Fixed Charge Coverage Ratio - adjusted for non-recurring items: The Company defines Fixed Charge Coverage Ratio - adjusted for non-recurring items as Interest Coverage Ratio - adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment, plus preferred dividends.

Management considers Fixed Charge Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Fixed Charge Coverage Ratio - adjusted for non-recurring items is provided below (dollars in thousands).

Interest Coverage Ratio - adjusted for non-recurring items: The Company defines Interest Coverage Ratio - adjusted for non-recurring items as net income/(loss), excluding the impact of consolidated interest expense, real estate depreciation and amortization of wholly-owned and joint venture communities, other depreciation and amortization, income tax provision/(benefit), net and the impact of other non-recurring items including, but not limited to, net gain/(loss) on the sale of real estate owned and casualty-related expenses and recoveries of wholly-owned and joint venture communities divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment.

Management considers Interest Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Interest Coverage Ratio - adjusted for non-recurring items is provided below (dollars in thousands).

A reconciliation between Net income/(loss) and EBITDA and a reconciliation of the components that comprise fixed charge coverage is provided below *(dollars in thousands)*:

		Quarter Ended December 31, 2017
Net income/(loss)	$	75,627
Adjustments:		
Interest expense		34,211
Real estate depreciation and amortization		109,401
Real estate depreciation and amortization on unconsolidated joint ventures		14,128
Other depreciation and amortization		1,648
Income tax provision/(benefit), net		(1,065)
EBITDA	$	233,950
Net gain on the sale of depreciable real estate owned		(41,272)
Net gain on the sale of unconsolidated depreciable property		(20,850)
Acquisition-related costs/(fees)		27
Severance costs and other restructuring expense		624
Casualty-related charges/(recoveries), net		647
EBITDA - adjusted for non-recurring items	$	173,126
Annualized EBITDA - adjusted for non-recurring items	$	692,504
Interest expense	$	34,211
Capitalized interest expense		4,645
Total interest	$	38,856
Costs associated with debt extinguishment	$	(3,378)
Total interest – adjusted for non-recurring items	$	35,478
Preferred dividends	$	924
Total debt	$	3,671,663
Cash		2,038
Net debt	$	3,669,625
Interest Coverage Radio – adjusted for non-recurring items		**4.9x**
Fixed Charge Coverage Ratio - adjusted for non-recurring items		**4.8x**
Net Debt-to-EBITDA - adjusted for non-recurring items		**5.3x**

The following table outlines our reconciliation of Net income/(loss) attributable to common stockholders to FFO, FFO as Adjusted, and AFFO for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 (*dollars in thousands*):

	Year Ended December 31,				
	2017	2016	2015	2014	2013
Net income/(loss) attributable to common stockholders	$ 117,850	$ 289,001	$ 336,661	$ 150,610	$ 41,088
Real estate depreciation and amortization	430,054	419,615	374,598	358,154	341,490
Noncontrolling interests	11,097	27,662	16,776	5,508	1,470
Real estate depreciation and amortization on unconsolidated joint ventures	57,102	47,832	38,652	42,133	33,180
Net gain on the sale of unconsolidated depreciable property	(35,363)	(47,848)	(59,445)	—	—
Net gain on the sale of depreciable real estate owned	(41,824)	(209,166)	(251,677)	(144,703)	(40,450)
Funds from operations ("FFO") attributable to common stockholders and unitholders, basic	$ 538,916	$ 527,096	$ 455,565	$ 411,702	$ 376,778
Distribution to preferred stockholders — Series E (Convertible)	3,708	3,717	3,722	3,724	3,724
FFO attributable to common stockholders and unitholders, diluted	$ 542,624	$ 530,813	$ 459,287	$ 415,426	$ 380,502
Income/(loss) per weighted average common share, diluted	$ 0.44	$ 1.08	$ 1.29	$ 0.59	$ 0.16
FFO per common share and unit, basic	$ 1.85	$ 1.81	$ 1.68	$ 1.58	$ 1.45
FFO per common share and unit, diluted	$ 1.83	$ 1.80	$ 1.66	$ 1.56	$ 1.44
Weighted average number of common shares and OP/DownREIT Units outstanding — basic	291,845	290,516	271,616	260,775	259,306
Weighted average number of common shares, OP/DownREIT Units, and common stock equivalents outstanding — diluted	296,672	295,469	276,699	265,728	263,926
Impact of adjustments to FFO:					
Acquisition-related costs/(fees)	$ 371	$ 213	$ 2,126	$ 373	$ (254)
Acquisition-related costs/(fees) on unconsolidated joint ventures	—	—	1,460	69	—
Costs/(benefit) associated with debt extinguishment and other	9,212	1,729	—	192	178
Texas joint venture promote and disposition fee income	—	—	(10,005)	—	—
Long-term incentive plan transition costs	—	898	3,537	—	—
Net gain on prepayment of note receivable	—	—	—	(8,411)	—
Net (gain)/loss on the sale of non-depreciable real estate owned	(1,580)	(1,685)	—	1,056	—
Legal claims, net of tax	—	(480)	705	—	—
Net loss on sale of unconsolidated land	—	1,016	—	—	—
Severance costs and other restructuring expense	624	871	—	—	—
Tax benefit associated with the conversion of certain TRS entities into REITs	—	(2,436)	—	(5,770)	—
Gain on sale of TRS property	—	—	—	—	(2,651)
Casualty-related (recoveries)/charges, net	4,504	732	2,335	541	(9,665)
Casualty-related (recoveries)/charges, on unconsolidated joint ventures, net	(881)	(3,752)	2,474	—	—
	$ 12,250	$ (2,894)	$ 2,632	$ (11,950)	$ (12,392)
FFO as Adjusted attributable to common stockholders and unitholders, diluted	$ 554,874	$ 527,919	$ 461,919	$ 403,476	$ 368,110
FFO as Adjusted per common share and unit, diluted	$ 1.87	$ 1.79	$ 1.67	$ 1.52	$ 1.39
Recurring capital expenditures	(46,034)	(47,257)	(45,467)	(43,921)	(42,707)
AFFO attributable to common stockholders and unitholders, diluted	$ 508,840	$ 480,662	$ 416,452	$ 359,555	$ 325,403
AFFO per common share and unit, diluted	$ 1.72	$ 1.63	$ 1.51	$ 1.35	$ 1.18

The following table is our reconciliation of FFO share information to weighted average common shares outstanding, basic and diluted, for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 *(shares in thousands)*:

	Year Ended December 31,				
	2017	**2016**	**2015**	**2014**	**2013**
Weighted average number of common shares and OP/DownREIT Units outstanding — basic	291,845	290,516	271,616	260,775	259,306
Weighted average number of OP/DownREIT Units outstanding	(24,821)	(25,130)	(12,947)	(9,247)	(9,337)
Weighted average number of common shares outstanding — basic	267,024	265,386	258,669	251,528	249,969
Weighted average number of common shares, OP/DownREIT Units, and common stock equivalents outstanding — diluted	296,672	295,469	276,699	265,728	263,926
Weighted average number of OP/DownREIT Units outstanding	(24,821)	(25,130)	(12,947)	(9,247)	(9,337)
Weighted average incremental shares from assumed conversion of stock options	—	—	—	—	(1,169)
Weighted average incremental shares from unvested restricted stock	—	—	—	—	(415)
Weighted average number of Series E preferred shares outstanding	(3,021)	(3,028)	—	(3,036)	(3,036)
Weighted average number of common shares outstanding — diluted	268,830	267,311	263,752	253,445	249,969